

AAON

35 years of industry-defining innovation.

2023 Annual Report



2023 Annual Report

About AAON

AAON is a leader in HVAC solutions for commercial and industrial indoor environments.

Product Family





Air Handling Units
INDOOR AND OUTDOOR
(800–72,000 CFM)

Air-Source Heat Pumps
(2–70 TONS)

Condensers and Condensing Units
(2–70 TONS)

Controls

Custom Air Handling Units
–BASX

Our industry-leading approach to designing and manufacturing highly configurable equipment to meet exact needs creates a premier ownership experience with greater efficiency, performance, and long-term value.







Data Center and Cleanroom Units
–BASX

Geothermal and Water-Source Heat Pumps
(2–70 TONS)

Self-Contained Units
(3–70 TONS)

Rooftop Units
(2–240 TONS)

"2023 marked our 35th anniversary as a company, and it lined up with some outstanding achievements. Most notably, we surpassed $1.0 billion in sales for the first time in company history."

—Gary Fields, CEO

Financial Highlights

	2023	2022	2021	2020	2019
Income Data ($000 except per share data)					
NET SALES	1,168,518	888,788	534,517	514,551	469,333
GROSS PROFIT	399,020	237,572	137,830	155,849	119,425
OPERATING INCOME	227,494	126,761	69,253	101,836	67,011
INTEREST INCOME (EXPENSE), NET	(4,843)	(2,627)	(132)	88	66
DEPRECIATION AND AMORTIZATION	46,468	35,106	30,343	25,634	22,766
PRE-TAX INCOME	223,154	124,533	69,182	101,975	67,031
NET INCOME	177,623	100,376	58,758	79,009	53,711
EARNINGS PER SHARE–BASIC[2]	2.19	1.26	0.75	1.01	0.69
EARNINGS PER SHARE–DILUTED[2]	2.13	1.24	0.73	0.99	0.68
Balance Sheet ($000 except per share data)					
WORKING CAPITAL	282,205	203,549	131,312	161,218	131,521
CURRENT ASSETS	408,954	349,116	218,080	220,251	187,549
NET FIXED ASSETS	369,947	304,745	258,062	223,340	178,094
ACCUMULATED DEPRECIATION	283,485	245,026	224,146	203,125	179,242
CASH AND CASH EQUIVALENTS	287	5,451	2,859	79,025	26,797
TOTAL ASSETS	941,436	813,903	650,180	449,008	371,424
CURRENT LIABILITIES	126,749	145,567	86,768	59,033	56,028
LONG-TERM DEBT	50,522	77,453	46,406	6,363	6,320
STOCKHOLDERS' EQUITY	735,224	560,714	466,170	350,865	290,140
STOCKHOLDERS' EQUITY PER DILUTED SHARE[2]	8.83	6.91	5.78	4.41	3.67
Cash Flow Data ($000)					
OPERATIONS	158,895	61,318	61,183	128,814	97,925
INVESTMENTS	(109,311)	(76,213)	(158,719)	(61,273)	(37,046)
FINANCING	(46,510)	17,357	18,735	(29,626)	(18,500)
NET INCREASE (DECREASE) IN CASH	3,074	2,462	(78,801)	37,915	42,379
Ratio Analysis					
GROSS PROFIT	34.1%	26.7%	25.8%	30.3%	25.4%
RETURN ON AVERAGE EQUITY	27.4%	19.5%	14.4%	24.7%	19.9%
RETURN ON AVERAGE ASSETS	20.2%	13.7%	10.7%	19.3%	15.8%
PRE-TAX INCOME ON SALES	19.1%	14.0%	12.9%	19.8%	14.3%
NET INCOME ON SALES	15.2%	11.3%	11.0%	15.4%	11.4%
TOTAL LIABILITIES TO EQUITY	28.0%	45.2%	39.5%	28.0%	28.0%
QUICK RATIO[1]	1.2	0.9	1.0	2.3	2.0
CURRENT RATIO	3.2	2.4	2.5	3.7	3.3
YEAR-END PRICE EARNINGS RATIO	34.7	40.5	72.9	44.7	48.4

1 = (Cash, cash equivalents and restricted cash + investments + receivables) / current liabilities
2 Reflects three-for-two stock split effective August 16, 2023.

Timeline

1988

AAON, an Oklahoma corporation, was founded.

Purchase of John Zink Air Conditioning Division.

1989

AAON purchased, renovated, and moved into a 184,000 square foot plant in Tulsa, Oklahoma.

Introduced a new product line of rooftop heating and air conditioning units 2–140 tons.

1990

Listed on NASDAQ Small Cap—Symbol "AAON".

1991

Formed AAON Coil Products, a Texas Corporation, as a subsidiary to AAON, Inc. (Nevada) and purchased coil making assets of Coil Plus.

AAON



2018

AAON acquires WattMaster Controls, Inc.

2015

AAON Low Leakage Dampers voted "Product of the Year" by Consulting Specifying Engineer magazine.

2012

AAON yearly shipments exceed $300 million.

2010

AAON RQ Series win ACHR News Dealer Design award.

AAON RN Series rooftop unit named 2010 Product of the Year—Silver by Consulting-Specifying Engineer Magazine.





2019

AAON breaks ground on new facility in Longview, Texas.

AAON opens Norman Asbjornson Innovation Center.

2020

Founder Norman H. Asbjornson Transitions to Executive Chairman. Gary D. Fields assumes new role as CEO.

AAON exceeds $500 million in sales.

AAON RN Series with Variable Speed Compressors voted "Most Valuable Product".

2021

AAON introduces new low ambient air-source heat pump rooftop units.

AAON introduces the AAON Mobile Experience tour trailer.

AAON RZ Series Rooftop Unit named "Product of the Year" by readers of Consulting-Specifying Engineer magazine.

AAON acquires BASX Solutions.

2022

AAON Zero Degree Cold Climate AirSource Heat Pumps win ACHR Dealer Design award.

AAON exceeds $880 million in sales.



BASX



1992

AAON acquires Coils Plus, Inc. and renovates the 110,000 square foot plant in Longview, Texas.

1993

Listed on the NASDAQ National Market System.

1995

Completed expansion of the Tulsa facility to 332,000 square feet.

1996

Purchased 40 acres with 457,000 square foot plant and 22,000 square foot office space located across from the Tulsa facility.



2003

Started production of polyurethane foam-filled double-wall construction panels for rooftop and chiller products using newly purchased manufacturing equipment.

2001

Introduced evaporative-cooled condensing energy savings feature.

1999

Completed Tulsa, Oklahoma and Longview, Texas plant additions yielding a total exceeding one million square feet.

1998

AAON yearly shipments exceed $100 million.

Received U.S. patent for Dimple Heat Exchanger Tube.





2023

Grand opening of the Customer Exploration Center.

AAON Longview announces new expansion plans for 230,000 square foot facility.

AAON launches Alpha Class.

AAON exceeds $1 billion in sales.







From the Chief Executive Officer

Executing Another Year of Record Performance



Last year was a special year for AAON in that it was the Company's 35th anniversary since being founded in 1988. Moreover, it was the first year that the Company surpassed $1.0 billion in sales. Surpassing this milestone required one of the strongest years of performance in AAON's history. Organic sales grew 31.5%, including an increase in volume of 14.5%. The Company's core packaged rooftop business, which made up 68.8% of total sales in 2023, realized even more unit volume growth. This compared to the U.S. market which realized a 6.0% increase in units five tons and greater, the comparable tonnage category of our rooftop portfolio. The Company clearly continued to gain market share, a reflection of successful planning and execution of strategy. Last year also marked a strong year of profitability. Gross margin expanded 740 basis points to 34.1% and net income grew 77.0% to a record level for the second straight year.



REMAINING TRUE TO OUR FOUNDING PRINCIPLES

Thirty-five years ago, our founder, Norm Asbjornson, created AAON with one mission, manufacturing the best HVAC equipment in the world for the best value. This mission remains true today. Through a unique semi-custom design and manufacturing process which evolved over decades, AAON is providing the highest performing, most energy efficient equipment there is on the market. No other market competitor offers a solutions-based configurable portfolio of rooftop equipment that helps contractors and building owners maximize performance and efficiency as does AAON. Furthermore, continuous improvements in operational efficiencies have resulted in AAON products being the most cost competitive in Company history. We made great strides in this over the past two years. The price premium of AAON equipment versus alternative equipment in the market has never been smaller than it is today. This has made the AAON value proposition of the total cost of ownership immensely more compelling, allowing the Company to continue to gain share. Incremental investments made in 2023, including product development, sales & marketing, information technology and leadership, position us to accelerate share gains in the next several years.









MATT TOBOLSKI, PRESIDENT AND COO

AAON'S EVOLUTION CONTINUES

Since 2017, AAON has undergone significant changes in leadership, from both a structural and personnel standpoint. Today, the organization is managed by executive and senior leadership teams with layers of leaders below that have goals, responsibilities, structure and succession planning. These changes were critical to position the Company for long-term sustainable growth. In 2023, we took the next step in this evolution when we announced in November several changes in senior management. Along with promoting Matt Tobolski to President and COO of AAON, we established several new global roles to manage our four geographical locations more efficiently, both in respect to productivity and growth.

LEADING IN CLIMATE SOLUTIONS AND INNOVATION

The commercial HVAC market that AAON competes in is currently undergoing significant change driven by shifts in demand and increased regulations. These changes create challenges for most of the industry, and particularly for companies focused on mass production of basic equipment. Our unique design and manufacturing process which focuses on performance and energy efficiency, insulates AAON from the impact of shifts in the market related to energy efficiency, decarbonization and electrification as well as regulations focused on environmentally friendly equipment. In fact, these changes are a benefit to AAON as our products excel when the customer is focused on performance. Leading up to the higher minimum energy efficiency standards that the Department of Energy put into effect starting January 1, 2023, AAON's product portfolio fully met those standards years in advance, while most of the industry did not fully meet the minimum efficiency standards until the second half of 2022. Similarly, well ahead of the EPA's new regulation requiring manufacturers to utilize a lower Global Warming Potential (GWP) refrigerant, AAON began accepting orders of equipment with lower GWP refrigerant on January 1, 2024. We are proud to lead the way as the only manufacturer to our knowledge currently accepting orders for equipment with lower GWP refrigerant.

At the same time, AAON continues to innovate. In 2023, AAON introduced its newly branded Alpha Class heat pump rooftop units. *Alpha Class* is a fully electric heat pump operable down to zero degrees Fahrenheit. This product is significant in that it is the first viable climate solution to fulfilling electrification demands in the commercial rooftop market. Today, no other competitor has a heat pump on the market that is operable much lower than 25–30 degrees. The Company has always led the industry through innovation and expects to continue to push boundaries through innovation and climate solutions into the future.

> *These changes are a benefit to AAON as our products excel when the customer is focused on performance.*



NEWLY BRANDED ALPHA CLASS







LEVERAGING THE CORE THROUGH OUR SALES CHANNEL

Historically, AAON excelled in developing the most advanced HVAC equipment for the best value. While we have always valued our independently owned and operated sales channel, our investment in additional resources to help channel partners penetrate the market has been lacking. We see this as a significant opportunity and are now making such investments. In 2023, we began establishing a marketing department equipped with the resources to educate our sales channel and end-users of AAON's value proposition. In addition, we finished construction of our Exploration Center last year. This facility showcases our equipment alongside market alternatives, and has quickly proved to be a valuable resource in the marketing of our equipment. We are also investing in more capacity to train our sales representatives and additional resources to help build out our channel partners' parts and services businesses. All of these investments are made with the intent of leveraging a premier product that has a superior value.

LOOKING FORWARD

AAON has a superior product offering and world class sales channel. This combination provides the Company with a strong foundation. Leveraging this with certain investments and strategies will result in further share gains in 2024 and beyond. Given the advancements we are making relative to the market, we will accomplish this while also being a leading contributor in reducing the carbon footprint of commercial buildings. The Company has never been more well managed than it is currently and we have never been more optimistic of the future than we are today.

To our stakeholders, we cannot achieve these results without your support and commitment. We continue to benefit from the total cooperation and dedicated service of our employees and independent sales representatives.

To our stockholders, we are honored to have each of you with us and look forward to delivering the returns that will justify your continued ownership.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 0-18953

AAON, INC.
(Exact name of registrant as specified in its charter)

Nevada	87-0448736
(State or other jurisdiction	(IRS Employer
of incorporation or organization)	Identification No.)

2425 South Yukon Ave., Tulsa, Oklahoma   74107
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (918) 583-2266

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	AAON	NASDAQ

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act.)

☐ Yes   ☒ No

The aggregate market value of the common equity held by non-affiliates computed by reference to the closing price of registrant's common stock on the last business day of registrant's most recently completed second quarter June 30, 2023 was $4,193.6 million based upon the closing price reported for such date on the Nasdaq Global Select Market.

As of February 23, 2024, registrant had outstanding a total of 81,581,679 shares of its $.004 par value Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of registrant's definitive Proxy Statement to be filed in connection with the 2024 Annual Meeting of Stockholders to be held May 21, 2024, incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein.

TABLE OF CONTENTS

Item Number and Caption	Page Number

Forward-Looking Statements

This Annual Report on Form 10-K (or statements otherwise made by the Company or on the Company's behalf from time to time in other reports, filings with the Securities and Exchange Commission ("SEC"), news releases, conferences, website postings, presentations or otherwise) includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements contained herein that are not historical facts are forward-looking statements and involve risks and uncertainties. For all of these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "confident", "outlook", "project", "should", "will", and variations of such words and other words of similar meaning or similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Important factors that could cause results to differ materially from those in the forward-looking statements include, among others:

- market conditions and customer demand for our products;
- the timing and extent of changes in raw material and component prices;
- naturally-occurring events, pandemics, and other disasters causing disruption to our manufacturing operations, product deliveries and production capacity;
- the impact caused by inflationary cost pressures, national or global health issues, such as the coronavirus pandemic ("COVID-19"), any variants or similar outbreaks (including the response thereto) and their effects on, among other things, demand for our products, supply chain disruptions, our liquidity and financial position, results of operations, stock price, payment of dividends, our ability to secure new orders, our ability to convert backlog to revenue and impacts to the operations status of our facilities;
- natural disasters and extreme weather conditions, including, without limitation, their effects on locations where our products are manufactured;
- the effects of fluctuations in the commercial/industrial new construction market;
- the timing of introduction and market acceptance of new products;
- the timing and extent of changes in interest rates, as well as other competitive factors during the year;
- general economic, market or business conditions;
- creditworthiness of our customers and their access to capital;
- changing technologies;
- the material failure, interruption of service, compromised data or information technology security, phishing emails, cybersecurity breaches or other impacts to our information technology and related systems and networks (including any of the foregoing of third-party vendors and other contractors who provide information technology or other services);
- costs and results of litigation, including trial and appellate costs;
- economic, market or business conditions in the specific industry and market in which our businesses operate;
- future levels of capital expenditures, research and development and indebtedness, including, without limitation, our ability to reduce indebtedness and risks associated with the same;
- legal, regulatory, and environmental issues, including, without limitation, compliance of our products with mandated standards and specifications; and
- integration of acquired businesses and our ability to realize synergies and cost savings.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Except as required by federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events, occurrences or developments after the date on which such statement is made. For a discussion of risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, please see Item 1A "Risk Factors" included in this Annual Report on Form 10-K, and as otherwise disclosed from time to time in our other filings with the SEC.

PART I

Item 1. Business.

Overview

AAON, Inc., a Nevada corporation, ("AAON Nevada") was incorporated on August 18, 1987. Our operating subsidiaries include AAON, Inc., an Oklahoma corporation ("AAON Oklahoma"), AAON Coil Products, Inc., a Texas corporation ("AAON Coil Products"), and BASX, Inc., an Oregon corporation ("BASX"). Unless the context otherwise requires, references in this Annual Report to "AAON", the "Company", "we", "us", "our", or "ours" refer to AAON Nevada and our subsidiaries.

AAON is a lead producer in heating, ventilation, and air conditioning ("HVAC") systems for commercial and industrial indoor environments. We are engaged in the engineering, manufacturing, and selling of premium heating, ventilation, and air conditioning equipment consisting primarily of semi-custom and custom rooftop units, data center cooling solutions, cleanroom systems, packaged outdoor mechanical rooms, air handling units, makeup air units, energy recovery units, condensing units, geothermal/water-source heat pumps, coils, and controls.

Business Segments

The Company conducts its business through three business segments: AAON Oklahoma, AAON Coil Products, and BASX.

AAON Oklahoma: AAON Oklahoma engineers, manufactures, and sells, semi-custom, and custom HVAC systems, designs and manufactures controls solutions, and sells retail parts to customers through retail part stores and online. AAON Oklahoma includes the operations of our Tulsa, OK and Parkville, MO manufacturing facilities, two retail locations, and the Norman Asbjornson Innovation Center ("NAIC") research and development laboratory accredited by the Air Movement and Control Association International, Inc. ("AMCA").

With the NAIC, a world-class research and development ("R&D") laboratory in Tulsa, OK, our products are continuously tested under a variety of extreme environmental conditions to ensure they deliver the ultimate performance, efficiency, and value.

Also located in Tulsa, OK, our cutting-edge Customer Exploration Center showcases the engineering, design attributes and premium build quality of our equipment side-by-side the market alternatives.

AAON Coil Products: AAON Coil Products engineers and manufactures a selection of our semi-custom, and custom HVAC systems as well as a variety of heating and cooling coils to be used in HVAC systems, mostly for the benefit of AAON Oklahoma, AAON Coil Products, and BASX. AAON Coil Products consists of operations at our Longview, TX manufacturing facilities.

BASX: BASX engineers, manufactures, and sells an array of custom, high-performance cooling solutions for the rapidly growing hyperscale data center market, ventilation solutions for cleanroom environments in the bio-pharmaceutical, semiconductor, medical and agriculture markets, and highly custom, air handlers and modular solutions for a vast array of markets. BASX consists of operations at our Redmond, OR manufacturing facilities.

For more information on our business segments' financial position and results of operations, refer to Note 22, "Segments," of the notes to consolidated financial statements.

Business and Marketing Strategy

Our products serve the commercial, industrial, data center, and cleanroom markets within the HVAC equipment industry. Our business strategy involves mass semi-customization leveraging flexible computer-aided manufacturing systems to produce highly configurable equipment. We differentiate from other HVAC manufacturers by combining the low unit costs of mass production processes with the flexibility of individual customization.

Through a collaborative effort with our network of independent sales representatives, we engineer and manufacture products and systems that best serve the buyer's unique needs and applications.

Our go-to-market strategy is centered around customers and markets that demand HVAC equipment with extraordinary performance and durability, greater energy efficiency, and best overall value. We manufacture equipment with more configurability than other "standard" offerings found in the HVAC equipment industry and we do not manufacture equipment that has not been pre-specified by our customers with an emphasis on high customer satisfaction and reduced product delivery channel time.

Since day one, AAON has been dedicated to manufacturing and product leadership with innovation through research and development with a specific emphasis on energy performance, durability, efficiency, and indoor air quality.

As a result of our strategy to engineer and manufacture innovative HVAC products of the highest performance, efficiency, and value, we are naturally committed to meeting regulatory and certification standards of the relevant standard setting bodies, including the Air-Conditioning, Heating, and Refrigeration Institute ("AHRI"); the American National Standards Institute ("ANSI"); American Society of Heating, Refrigeration and Air-Conditioning Engineers ("ASHRAE"); the AMCA and the International Organization for Standardization ("ISO").

To date, our sales have been primarily derived from the domestic market. Foreign sales accounted for approximately $39.9 million, $27.6 million, and $14.8 million of our net sales in 2023, 2022, and 2021, respectively. As a percentage of net sales, foreign sales accounted for approximately 3.4%, 3.1%, and 3.0% of our net sales in each of those years, respectively.

Products - AAON Oklahoma and AAON Coil Products

Our rooftop and condensing units are primarily installed on commercial or industrial structures. Our air handling units, self-contained units, geothermal/water-source heat pumps, and coils are suitable for all sizes of commercial and industrial buildings.

The size of these markets is determined primarily by the number of commercial and industrial building completions and replacement demand from existing buildings. The replacement market consists of products installed to replace existing units/components that are worn or damaged and products to upgrade certain components, such as low leakage dampers, high efficiency heat exchangers and modern controls components.

The commercial and industrial new construction markets are subject to cyclical fluctuations in that they generally lag behind the housing market. The housing market, in turn, is influenced by cyclical factors such as interest rates, inflation, consumer spending habits, employment rates, the state of the economy and other macroeconomic factors. When new construction is down, we emphasize the replacement market. The ratio of sales for new construction versus replacement is related to various factors. Generally, the cyclicality of the new construction market impacts this ratio the most over an economic cycle.

We purchase certain components, fabricate sheet metal and tubing and then assemble and test the finished products. Our primary finished product consists of a single unit system that generates heating and cooling in a self-contained cabinet, referred to in the industry as "unitary product". Our other finished products are coils, air handling units, condensing units, makeup air units, energy recovery units, rooftop units, geothermal/water-source heat pumps, and controls.

We offer three groups of rooftop units: the RQ Series, consisting of five cooling sizes ranging from two to six tons; the RN Series, offered in 28 cooling sizes ranging from six to 140 tons; and the RZ Series, which is offered in 15 cooling sizes ranging from 45 to 261 tons.

When configured as Air-Source Heat Pumps ("ASHP"), the RQ and RN Series (2 to 50 tons), are capable of operating in ambient outside temperatures as low as zero degrees Fahrenheit. Known as the AAON Alpha Class, our omni-climate ASHPs are a critical solution that meet the increasing demand for building decarbonization. Utilizing variable speed technology, these innovative ASHPs provide energy-efficient heating and cooling throughout the year in virtually any climate.

In addition to our legendary RTUs, we offer the SA, SB and M2 Series as indoor packaged, water-cooled or geothermal/water-source heat pump self-contained units with cooling capacities of three to 70 tons.

Our condensing unit, the CF Series, is available from two to 70 tons and can be configured as an Alpha Class ASHP.

Our air handling units consist of the indoor H3 and V3 Series and the modular M2 Series, as well as air handling unit configurations of the RQ, RN, RZ, and SA Series units.

Our energy recovery option applicable to our RQ, RN, RZ, and SB units, as well as our H3, V3, and M2 Series air handling units, responds to the U.S. Clean Air Act mandate to increase fresh air in commercial structures. Our products are designed to compete on the higher quality end of standardized products.

Our RN, RQ, M2, and SB Series, are AHRI certified in accordance with ANSI/AHRI/ASHRAE/ISO 13256.

Our unitary products (RQ and RN Series) are certified with AHRI and the US Department of Energy to ANSI/AHRI 210/240 up to five tons capacity and ANSI/AHRI 340/360 up to 63 tons capacity.

Performance characteristics of our products range in cooling capacity from two to 261 tons and in heating capacity from 7,200 to 4,500,000 British Thermal Units ("BTUs"). Many of our products far exceed these minimum standards and are among the highest efficiency products currently available in the market.

A typical commercial building installation requires one ton of air conditioning for every 300-400 square feet or, for a 100,000 square foot building, 250 tons of air conditioning, which can involve multiple units.

Our packaged RTUs with two stage or variable speed compressors are optimized with high efficiency evaporator and condenser coils and variable speed fans, leading to an AHRI Certified performance up to 20.3 seasonal energy efficiency ratio ("SEER") and 22.5 integrated energy efficiency ratio ("IEER"). AAON H3/V3 Series energy recovery wheel air handling units provide energy efficient 100% outside air ventilation by recovering energy that would otherwise be exhausted from a building.

In addition to the equipment we manufacture, we design and produce high-performance controls solutions that enhances our equipment's unique features and capabilities. Our controls division provides factory-developed and tested control options for Variable Air Volume, Make-Up Air, Single Zone VAV, Constant Volume, and Zoning systems associated with our products and other HVAC related equipment.

We offer several controls options: the Orion Controller, factory installed customer provided controls, and terminal block for field installed controls. Most of our controls are Underwriters Laboratories category ZPVI2 compliant and BACnet Testing Laboratories certified which ensures our products meet internationally recognized standards for safety, traceability, conformance, and production quality. Our economizer function is California Title 24 certified to minimize energy consumption. Our proven sequences of operation optimize the performance of our HVAC units.

Out of the box, our controls are user-friendly and configurable to provide a variety of HVAC unit application options, in addition, we are able to customize our controls to meet customers' unique requirements.

Products - BASX

The products BASX manufactures are highly engineered and customized products, fully complementing our legacy business. BASX data center cooling solutions are focused on providing highly configurable, purpose-built equipment with a focus on efficiency, speed of deployment, and quality. High-performance air-cooled chiller solutions are provided with indirect airside economization and optional adiabatic assisted cooling, and are designed to integrate with high performance computing systems requiring direct to chip cooling. White space process cooling solutions include fan coil walls, computer room air handling ("CRAH") units, overhead fan coils, in-row coolers, and chilled water air handlers. Packaged solutions include coupled economizing chillers with integrated air handling units, direct evaporative coolers, and packaged direct expansion ("DX") solutions with airside economizers.

BASX cleanroom products are built to provide environmental control serving critical processes and high-fidelity control for precise industry requirements. Process cooling solutions include recirculation air handling units and make up air handling units including integration of piping systems and controls. Environmental control solutions include modular cleanroom environments, fan filter units, filtered ceiling grids with integral flush mount lighting, pressurized plenums with integral ceiling grids, and hospital surgical suites.

BASX custom air handling products are primarily used in commercial, industrial, healthcare, and institutional facilities employing chilled water cooling, packaged direct expansion, heating hot water, indirect gas direct heat, humidification, dehumidification, filtration, and integrated controls. BASX manufactures plenum fans for integration into air handling units as well as for replacement applications. BASX also offers integrated sound performance solutions.

Air Quality Products

The ASHRAE, a professional association with a goal of advancing HVAC systems designs and construction, established an Epidemic Task Force in 2020 and determined several recommendations to mitigate the spread of the virus, including humidity control, air filtration, increased outdoor air ventilation, and air disinfection.

Humidity control - We continue to lead the market in developing energy efficient humidity control with the use of variable capacity compressors and modulating hot gas reheat. Designing HVAC systems with superior humidity control allows building management to maintain ASHRAE's recommended ambient relative humidity levels of 40%-60%, the ideal level to inactivate viruses in the air and on surfaces.

Air Filtration - We standardized a design that uses a backward curved fan wheel, which can accommodate higher airflow and static pressure required for the ASHRAE recommended MERV 13 filtration, the minimum filter level for virus mitigation, with very little reconfiguration. Prior to 2020, a vast majority of commercial buildings used filtration levels of MERV 4 to MERV 8, which has always been acceptable for filtering out typical particulates in the air stream.

Outdoor Air Ventilation - Our innovative use of energy recovery wheels and energy recovery plates combined with its superior humidity control design can help building management follow outdoor ventilation air recommendations while limiting an increase of energy usage and maintaining recommended humidity levels. AAON has been the leader in Dedicated Outdoor Air Systems ("DOAS") for many years.

On October 31st, 2022, the US Department of Energy ("DOE") released their final ruling concerning DX-DOAS. These are systems that condition primarily fresh outside air streams to maintain space comfort and air quality.

Starting May 1, 2024 the DOE will begin regulating the efficiency of dedicated outdoor air units separately from other comfort cooling systems. AAON perceives this as an advantage because our equipment is designed for higher energy efficiency and superior part load and dehumidification performance than competitors who focus on the initial sale price of their equipment or do not participate in the certification programs offered by AHRI.

Air Disinfection - Our basic design characteristics allow for an easy installation of ultraviolet lighting equipment. In addition to this equipment offered as options in new units sold, our basic design characteristics allow for easy installation in units already used in the field.

Overall, we are well positioned to accommodate the heightened demand for features that can help mitigate virus transmission and improve indoor air quality. The features that ASHRAE recommends require premium designs and configurations that are standard in our units. As a result, we are able to incorporate air quality features into our units at a minimal price premium and with no delivery delay.

Representatives

As of December 31, 2023, we employ a sales staff of 82 individuals and utilize approximately 59 independent manufacturer representatives' organizations ("Representatives") having 139 offices to market our products primarily in the United States and Canada. Sales are made directly to the contractor or end user, with shipments being made from our Tulsa, Oklahoma, Longview, Texas, Parkville, Missouri, or Redmond, Oregon facilities to the job site.

Historically, our products and sales strategy focused on niche markets and applications. However, market trends related to the COVID-19 pandemic and indoor air quality, decarbonization and energy efficiency, and higher energy prices, have positioned us to focus on a wider spectrum of the nonresidential HVAC equipment industry. The targeted markets for our equipment are customers seeking products of higher performance and better quality than those offered, and/or options not offered, by standardized manufacturers.

To support and service our customers and the ultimate consumer, we provide parts availability through our Representatives' sales offices, as well as our two Tulsa, Oklahoma operated retail parts stores, to serve the local markets. We also have factory service organizations at each of our facilities. Additionally, a number of the Representatives we utilize have their own service organizations, which, in connection with us, provide the necessary warranty work and/or normal service to customers.

We have a program focused on increasing service capabilities across our North America Representative network, by assisting Representatives with business plans, providing training, and creating a cohesive network of service organizations to better meet the operational and maintenance needs of our customer base.

Warranties

Our product warranty policy is the earlier of one year from the date of first use or 18 months from date of shipment for parts only, including controls; 18 months for data center cooling solutions and cleanroom systems; five years for compressors (if applicable); 15 years on aluminized steel gas-fired heat exchangers (if applicable); 25 years on stainless steel heat exchangers (if applicable); and ten years on gas-fired heat exchangers in our historical RL products (if applicable). Our warranty policy for the RQ series covers parts for two years from date of unit shipment. Our warranty policy for the WH and WV Series geothermal/water-source heat pumps covers parts for five years from the date of installation.

The Company also sells extended warranties on parts for various lengths of time ranging from six months to ten years. Revenue for these separately priced warranties is deferred and recognized on a straight-line basis over the separately priced warranty period.

Major Customers

For the years-ended December 31, 2023, 2022, and 2021, Texas AirSystems accounted for approximately 13.8%, 12.4%, and 11.7% of our sales, respectively. Through portfolio groups, Meriton has an ownership interest in Texas AirSystems and certain other of our sales representatives. The aggregate sales percentages through Meriton-affiliated groups that are in addition to Texas AirSystems' sales for the years-ended December 31, 2023, 2022 and 2021 accounted for an additional 2.3%, 1.4% and 2.7%, respectively. Two other similar groups, Ambient and Hobbs/Insight, share common ownership of some of our other sales representatives through portfolio groups and for the year-ended December 31, 2023, aggregate sales through their portfolio groups accounted for approximately 11.5% and 10.2% of our sales, respectively. Sales through the portfolio groups of either Ambient or Hobbs/Insight did not account for 10% or more of our sales for any years-ended prior to December 31, 2023.

Backlog

Our backlog as of February 1, 2024 was approximately $507.7 million. Management considers the orders that make up the backlog to be firm commitments with minimal risk of cancellation. This is consistent with historical trends as we rarely receive cancellations, even during recessionary times. Nonetheless, orders are subject to cancellation, in which case, cancellation charges apply up to the full price of the equipment. After an order is deemed firm and is entered into the backlog, lead times to fulfill orders for AAON Oklahoma and AAON Coil Products is generally around 11 weeks. Orders for BASX product, including orders built at AAON Coil Products' Longview location are typically placed months in advance of requested delivery to secure production for those projects. As a result, portions of the backlog do not turn over within our 11 week lead time.

Competition

Our AAON Oklahoma and AAON Coil Products product offerings primarily compete with Lennox (Lennox International, Inc.), Trane (Trane Technologies plc), York International (Johnson Controls International PLC), Carrier (Carrier Global Corporation), and Daikin (Daikin Industries). Our BASX product offerings primarily compete with Vertiv (Vertiv Holdings Co.), STULZ (STULZ Air Technology Systems, Inc.), Munters, Silent Aire (Johnson Controls International PLC), Nortek (Nortek Air Solutions), and Engineered Air.

All of our publicly traded competitors are substantially larger and have greater resources than we do. Our products compete on the basis of total value, quality, function, serviceability, efficiency, availability of product, reliability, product line recognition, and acceptability of sales outlets. Historically, our premium equipment was sold at a higher average price compared to most of the competition. In the replacement market and other owner-controlled purchases, we have been successful at taking market share due to the total value proposition and lower cost of ownership our products provide to building owners over the life span of the equipment. In the new construction market where the contractor is the purchasing decision maker, we were often at a competitive disadvantage because of the emphasis placed on initial cost. However, due to operational efficiency improvements we made over the last several years, the cost of our semi-custom equipment is more comparable to the standard equipment market. As a result, the value proposition of our higher quality equipment is now more attractive, making us more competitive in both the new construction and replacement markets.

Resources

Sources and Availability of Raw Materials

The most important materials we purchase are steel, copper, and aluminum. We also purchase from other manufacturers certain components, including coils, compressors, electric motors, and electrical controls used in our products. We attempt to obtain the lowest possible cost in our purchases of raw materials and components, consistent with meeting specified quality standards. We are not dependent upon any one source for raw materials or the major components of our manufactured products. By having multiple suppliers, we believe that we will have adequate sources of supplies to meet our manufacturing requirements for the foreseeable future.

We attempt to limit the impact of price fluctuations on these materials by entering into cancellable and non-cancellable contracts with our major suppliers for periods of six to 18 months. We expect to receive delivery of raw materials from our contracts for use in our manufacturing operations.

Working Capital Practices

Working capital practices in the industry center on inventories and accounts receivable. Our management regularly reviews our working capital with a view of maintaining the lowest level consistent with requirements of anticipated levels of operation and expected supply chain restraints. Our working capital requirements are generally met by cash flow from operations and a bank revolving credit facility, which currently permits borrowings up to $200.0 million and had a $38.3 million outstanding balance at December 31, 2023. Borrowings available under the revolving credit facility at December 31, 2023, were $159.4 million. We believe that we will have sufficient funds available to meet our working capital needs for the foreseeable future.

Research and Development

Our products are engineered for performance, flexibility, and serviceability. This has become a critical factor in competing in the HVAC equipment industry. We must continually develop new and improved products in order to compete effectively and to meet evolving regulatory standards in all of our major product lines.

We self-sponsor our R&D activities, rather than needing to be customer-sponsored. R&D activities have involved the RQ, RN, and RZ (rooftop units), H3, SA, V3, and M2 (air handling units), CF (condensing units), and the SA and SB (self-contained units), as well as component evaluation and refinement, development of control systems and new product development. R&D expenses incurred were approximately $43.7 million, $46.8 million, and $16.6 million in 2023, 2022, and 2021, respectively. The significant increase for the year ended December 31, 2022 was related to the inclusion of a full year of operations of BASX (Note 4) as well as our commitment to product performance and innovation.

Our NAIC research and development laboratory facility includes many unique capabilities, which, to our knowledge, exist nowhere else in the world. A few features of the NAIC include supply, return, and outside sound testing at actual load conditions, testing of up to a 300 ton air conditioning system, up to a 540 ton chiller system, and 80 million BTU/hr of gas heating test capacity. The NAIC carries accreditation from AMCA for standards AMCA 210 (aerodynamic performance rating) & AMCA 300 (reverberant room sound testing). Environmental application testing capabilities include -20 to 130°F testing conditions, up to 8 inches per hour rain testing, up to 2 inches per hour snow testing, and up to 50 mph wind testing. We believe we have the largest sound-testing chamber in the world for testing heating and air conditioning equipment and are not aware of any similar labs that can conduct this testing while putting the equipment under full environmental load. The unique capabilities of the NAIC will enable us to lead the industry in the development of quiet, energy efficient commercial and industrial heating and air conditioning equipment.

The NAIC currently houses twelve testing chambers. These testing chambers allow us to meet and maintain AHRI and DOE certification and solidify the Company's industry position as a technological leader in the manufacturing of HVAC equipment. Current voluntary industry certification programs and government regulations only go up to 63 tons of air conditioning. The NAIC contains both a 100 ton and a 300 ton chamber, allowing us to uniquely prove to customers our capacity and efficiency on these larger units.

The NAIC was designed to test products well beyond the standard AHRI rating points and allows us to offer testing services on our equipment throughout our range of product application. This capability is vital for critical facilities where the units must perform properly and allows our customers to verify the performance of our units in advance, rather than after installation. These same capabilities have allowed AAON to develop low ambient air source heat pump products that are unique in being able to address the growing need for these type units that address electrification initiatives and commitments.

Our Parkville, Missouri location is home to our new Electronics Prototyping Lab ("Lab") featuring a fully functional SMD (Surface Mount Device) production line. The production line incorporates automated pick-and-place equipment able to quickly and accurately place devices as small as 0.1mm by 0.2mm, the same technology scale used in cell phones. The production line also includes a profiled reflow oven to assure reliability in the finished prototypes. The Lab has allowed us to increase our speed to market and incorporate cutting-edge technology into our control designs. In addition, it allows our Controls Engineering team to utilize their hardware and software development skills to outpace our competitors in responding to market changes and upsets.

Patents, Trademarks, Licenses, and Concessions

We do not consider any patents, trademarks, licenses, or concessions to be material to our business operations, other than those described below.

We hold several patents that relate to the design and use of our products. We consider these patents important, but no single patent is material to the overall conduct of our business. We proactively obtain patents to further our strategic intellectual property objectives. We own certain trademarks we consider important in the marketing of our products and services, and we protect our marks through national registrations and common law rights. Our patents have legal terms of 20 years with expiration dates ranging from 2023 to 2039.

The Company's trademarks, certain of which are material to its business, are registered or otherwise legally protected in the U.S.

Seasonality

Historically, sales of our products were moderately seasonal with the peak period being May-October of each year due to timing of construction projects being directly related to warmer weather. However, in recent years, given the increase in demand of our products and increase in our backlog, sales has become more constant throughout the year.

Environmental & Regulatory Matters

Laws concerning the environment that affect or could affect our operations include, among others, the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, regulations promulgated under these Acts and any other federal, state or local laws or regulations governing environmental matters. We believe that we are in compliance with these laws and that future compliance will not materially affect our earnings or competitive position.

Since our founding in 1987, we have maintained a commitment to design, develop, manufacture, and deliver heating and cooling products to perform beyond all expectations and to demonstrate our quality and value to our customers. Our equipment is designed with energy efficiency in mind, without sacrificing premium features and options. In addition to our high standard of product performance, is a commitment to sustainability for our employees, our stockholders, and our customers. We strive to conduct our business in a socially responsible and ethical manner with a focus on environmental stewardship, team member safety and community engagement. We comply with industry regulations and requirements while pursuing responsible economic growth and profitability.

In 2023, we published our fifth annual environmental, social, and governance ("ESG") report sharing our approach in the material areas of stakeholder engagement, innovation and efficiency, environmental responsibility, climate change, occupational health and safety, talent attraction and retention, diversity and inclusion, community engagement and investment, corporate governance and ethics and compliance. The report also highlights achievements and long-term targets related to greenhouse gas emissions, hazardous waste recycling, and non-fossil fuel consuming products. We participate in a sustainability benchmarking initiative, the Sustainability Alliance Scor3card, through which we monitor and report in the material areas of energy, material management, water, community stewardship, transportation, communication, and health. We achieved Platinum level in this program in 2023 and 2022. Our ESG committee provides oversight for ESG activities, ESG report development and an internal grassroots sustainability committee provides education opportunities, communications and recommendations to the Company on a regular basis.

We are committed to environmental responsibility and continue to make progress toward reducing greenhouse gas ("GHG") emissions, increasing paint byproduct recycling from our facilities and increasing the percentage of non-fossil fuel powered units we produce. Our approach toward emissions reduction and climate change includes product solutions for our customers and improvements to our own facilities. Approximately 36% of our energy portfolio is currently derived from renewable sources, and the Company's Scope 1 and 2 emissions (emissions that occur from sources that are controlled or owned by an organization and emissions associated with the purchase of electricity, steam, heat, or cooling) are being tracked. We opted into an additional percentage of renewable energy at our Tulsa, Oklahoma facilities in 2022, continued to invest and partner on projects that reduce GHG emissions globally and have begun the transition to the lower global warming potential R-454B refrigerant. We continue to develop and manufacture non-fossil fuel consuming units to provide the most sustainable commercial HVAC equipment in the market and announced the zero degree cold air-source heat pump in 2022 as a critical solution that meets the increasing demand for building decarbonization in cold climates.

In the area of energy efficiency and conservation, our Tulsa, Oklahoma and Longview, Texas facilities have transitioned to nearly 100% LED lighting in our facilities leading to considerable cost savings and reduced energy consumption. Our Redmond, Oregon facilities are installing LED lights into any new fixtures in their current facility and working towards retrofitting old fixtures to LED. We participate in an energy demand response program through the public utility provider to reduce demand during peak hours. Energy efficiency has been a priority not only in product development, but also in overall capital investments which include the acquisition of new, energy efficient equipment for the production floor, new high-speed overhead facility doors, the installation of new HVAC equipment, building control systems, the application of heat and light reflective material to production facilities, along with other behavioral-based energy efficiency changes. We are tracking our energy usage intensity before and after these updates. We also opened the Customer Exploration Center in 2023, a net-zero facility powered by solar and geothermal energy.

In the area of material management, we focus on recycling, reducing, reusing and sourcing more environmentally-friendly materials into our processes. At our Tulsa, Oklahoma and Longview, Texas facilities, we recycled over 13,678 tons, 14,928 tons, and 13,793 tons of metal in 2023, 2022, and 2021, respectively. Also, through our partnership with a waste to energy facility, we successfully diverted over 694 tons, 668 tons, and 460 tons of waste from landfills in 2023, 2022, and 2021, respectively. We have identified paint product recycling partners at both our Tulsa, Oklahoma and Longview, Texas facilities. We also recycle paper, wood, and cardboard where available. We continue to innovate ways to reduce and reuse shipping packaging between facilities and identify new opportunities to reduce or reuse items in our production and administrative areas.

Human Capital Resources

Our employees are not represented by unions or other collective bargaining agreements. Management considers its relations with our employees to be good. The following table represents the number of our direct employees and contract personnel we employed on each respective date:

	As of February 20, 2024	As of February 22, 2023	As of February 23, 2022
AAON Oklahoma	2,663	2,474	1,979
AAON Coil Products	586	681	574
BASX	607	511	328
Total employees	3,856	3,666	2,881

Our key human capital measures include employee safety, turnover, absenteeism, and production. We frequently benchmark our compensation practices and benefits programs against those of comparable industries and in the geographic areas where our facilities are located. We believe that our compensation and employee benefits are competitive and allow us to attract and retain skilled and unskilled labor throughout our organization. Some of our notable health, welfare, and retirement benefits include:

- Employee medical plan (with 175% employer health saving plan match)
- 401(k) Plan (with 175% employer match)
- Profit sharing bonus plan
- Tuition assistance program
- Paid time off
- Paid parental leave
- Military pay
- Short-term and long-term disability
- Identity theft protection
- Group life insurance

Available Information

Our Internet website address is http://www.aaon.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, will be available free of charge through our Internet website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information on our website is not a part of, or incorporated by reference into, this annual report on Form 10-K.

Copies of any materials we file with the SEC can also be obtained free of charge through the SEC's website at http://www.sec.gov, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or by calling the SEC at 1-800-732-0330.

Item 1A. Risk Factors.

The following risks and uncertainties may affect our performance and results of operations. The discussion below contains "forward-looking statements" as outlined in the Forward-Looking Statements section above. Our ability to mitigate risks may cause our future results to materially differ from what we currently anticipate. Additionally, the ability of our competitors to react to material risks will affect our future results.

Risks Related to the COVID-19 Pandemic

Our business, results of operations, financial condition, cash flows, and stock price can be adversely affected by pandemics, epidemics, or other public health emergencies, such as COVID-19.

In March 2020, the World Health Organization characterized COVID-19 as a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency. The outbreak resulted in governments around the world implementing increasingly stringent measures to help control the spread of the virus, including quarantines, "shelter in place" and "stay at home" orders, travel restrictions, business curtailments, school closures, vaccination or testing mandates and other measures. In addition, governments and central banks in several parts of the world enacted fiscal and monetary stimulus measures to counteract the impacts of COVID-19.

We are considered a critical infrastructure industry, as defined by the U.S. Department of Homeland Security. Although we have continued to operate our facilities to date consistent with federal guidelines and state and local orders, the outbreak of COVID-19 and any preventive or protective actions taken by governmental authorities may have a material adverse effect on our operations, supply chain, customers, and transportation networks, including business shutdowns or disruptions. During 2023, 2022, and 2021 we experienced some price increases in our components and raw materials, which appear to be a result of COVID-19 and subsequent inflation, as well as supply chain challenges related to certain manufacturing parts.

Even though the COVID-19 pandemic has subsided, we may experience materially adverse impacts to our business due to any resulting economic recession or depression. Additionally, concerns over the economic impact of COVID-19 have caused extreme volatility in financial and other capital markets which may adversely impact our stock price and our ability to access capital markets. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this Annual Report, such as those relating to our products and financial performance.

Risks Related to Our Business

Our business can be hurt by economic conditions.

Our business is affected by a number of economic factors, including the level of economic activity in the markets in which we operate. Sales in the commercial and industrial new construction markets correlate to the number of new homes and buildings that are built, which in turn is influenced by cyclical factors such as interest rates, inflation, consumer spending habits, employment rates, and other macroeconomic factors over which we have no control. In the HVAC business, a decline in economic activity as a result of these cyclical or other factors typically results in a decline in new construction and replacement purchases which could impact our sales volume and profitability.

Our results of operations and financial condition could be negatively impacted by the loss of one or more major customers.

From time to time in the past we derived a significant portion of our sales from a limited number of customers, and such concentration may continue in the future. The loss of, or significant reduction in sales to significant customers (or a related portfolio group of customers) could have a material adverse effect on our results of operations, financial condition and cash flow. Further, the addition of new major customers in the future could increase our customer concentration risks as described above.

Our results of operations and financial condition could be negatively impacted by the loss of a major third-party representative.

We are dependent on our third-party representatives to market and sell our products. If such relationships were terminated or impaired for any reason, it could materially and adversely affect our ability to generate revenues and profits. Certain of our competitors with greater financial resources than us could target our third-party representatives for exclusive sales channels. We may not be able to secure additional third-party representatives who will effectively market our products in certain geographical areas. In addition, adding new representatives requires additional administrative efforts and costs. If we are unable to establish new representative relationships or continue current relationships, or terminate and replace our third-party representatives, our business, financial condition, and results of operations could be materially and adversely affected.

We may incur material costs as a result of warranty and product liability claims that would negatively affect our profitability.

The development, manufacture, sale and use of our products involve a risk of warranty and product liability claims. Our product liability insurance policies have limits that, if exceeded, may result in material costs that would have an adverse effect on our future profitability. An excess of or significant claim(s) could lead to the cancellation of our polices and the loss of and inability to find additional insurance carriers. In addition, warranty claims are not covered by our product liability insurance and there may be types of product liability claims that are also not covered by our product liability insurance.

We depend on our senior leadership team and the loss of our Chief Executive Officer or one or more key employees or an inability to attract and retain highly skilled employees could adversely affect our business.

Our success depends largely upon the continued services of our officers and senior leadership team. In particular, our Chief Executive Officer ("CEO"), Gary D. Fields, is critical to our vision, strategic direction, culture, and overall business success. Furthermore, Mr. Fields' extensive industry knowledge and sales-channel experience would be difficult to replace. We also rely on our senior leadership team in the areas of research and development, marketing, production, sales, and general and administrative functions. From time to time, there may be changes in our senior leadership team resulting from the hiring or departure of senior leadership team members, which could disrupt our business. While we have a robust succession plan in place for each one of our officers and senior leadership team members, the loss of one or more could have a serious adverse effect on our business.

We do not maintain key-man insurance for Gary D. Fields or any other member of our senior leadership team. Other than the employment agreements negotiated with certain employees of BASX, we do not have employment agreements with our officers or senior leadership team members that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The employment agreements with the employees of BASX guarantee certain compensation, such as salary and benefits, and employment terms. We do not believe the terms or conditions of these agreements are outside the standard expectation of another employee at a similar level.

Operations may be affected by natural disasters, especially since most of our operations are performed at a single location.

Natural disasters such as tornadoes, ice storms and fires, as well as accidents, acts of terror, infection, and other factors beyond our control could adversely affect our operations. Our facilities are in areas where tornadoes are likely to occur, and the majority of our operations are at our Tulsa, Oklahoma facilities. With the acquisition of BASX in 2021, we now have operations in an area that is, historically, impacted by wild fires. The effects of natural disasters and other events could damage our facilities and equipment and force a temporary halt to manufacturing and other operations, and such events could consequently cause severe damage to our business. We maintain insurance against these sorts of events; however, this is not guaranteed to cover all the losses and damages incurred. Furthermore, we may experience significant increases in our insurance premium costs in relation to these matters that may have a material adverse effect upon our business, liquidity, financial condition, or results of operations.

If we are unable to hire, develop or retain employees, it could have an adverse effect on our business.

We compete to hire new employees and then seek to train them to develop their skills. We may not be able to successfully recruit, develop, and retain the personnel we need. Unplanned turnover or failure to hire and retain a diverse, skilled workforce, could increase our operating costs and adversely affect our results of operations.

Variability in self-insurance liability estimates could impact our results of operations.

We self-insure for certain employee health insurance and workers' compensation insurance coverage up to a predetermined level, beyond which we maintain stop-loss insurance from a third-party insurer. Our aggregate exposure varies from year to year based upon the number of participants in our insurance plans. We estimate our self-insurance liabilities using an analysis provided by our claims administrator and our historical claims experience. Our accruals for insurance reserves reflect these estimates and other management judgments, which are subject to a high degree of variability. If the number or severity of claims for which we self-insure increases, it could cause a material and adverse change to our reserves for self-insurance liabilities, as well as to our earnings.

Risks Related to Our Brand and Product Offerings

We may not be able to compete favorably in the highly competitive HVAC business.

Competition in our various markets could cause us to reduce our prices or lose market share, which could have an adverse effect on our future financial results. Substantially all of the markets in which we participate are highly competitive. The most significant competitive factors we face are product reliability, product performance, service, manufacturing lead-times, and price, with the relative importance of these factors varying among our product line. Other factors that affect competition in the HVAC market include the development and application of new technologies and an increasing emphasis on the development of more efficient HVAC products. Moreover, new product introductions are an important factor in the market categories in which our products compete. Several of our competitors have greater financial and other resources than we have, allowing them to invest in more extensive research and development. We may not be able to compete successfully against current and future competition and current and future competitive pressures faced by us may materially adversely affect our business and results of operations.

We may not be able to successfully develop and market new products.

Our future success will depend upon our continued investment in research and new product development and our ability to continue to achieve new technological advances in the HVAC industry. Our inability to continue to successfully develop and market new products or our inability to implement technological advances on a pace consistent with that of our competitors could lead to a material adverse effect on our business and results of operations. Furthermore, our continued investment in new product development may render certain legacy products and components obsolete resulting in increased inventory obsolescence expense that may have a material adverse effect upon our financial condition or results of operations.

Risks Related to Material Sourcing and Supply

We may be adversely affected by problems in the availability, or increases in the prices, of raw materials and components.

Problems in the availability, or increases in the prices, of raw materials or components could depress our sales or increase the costs of our products. We are dependent upon components purchased from third parties, as well as raw materials such as steel, copper and aluminum. Occasionally, we enter into cancellable and non-cancellable contracts on terms from six to 18 months for raw materials and components. However, if a key supplier is unable or unwilling to meet our supply requirements, we could experience supply interruptions or cost increases, either of which could have an adverse effect on our gross profit.

We risk having losses resulting from the use of non-cancellable contracts.

Historically, we have attempted to limit the impact of price fluctuations on commodities by entering into non-cancellable contracts with our major suppliers for periods of six to 18 months. We expect to receive delivery of raw materials from our contracts for use in our manufacturing operations. These contracts are not accounted for using hedge accounting since they meet the normal purchases and sales exemption. The use of such contracts could cause us to forego the economic benefits we would otherwise realize if prices were to change in our favor. Additionally, should there be a downturn in the market, we could be committed to purchase more materials than necessary for our production and carry excess inventory which could result in additional costs to the business.

Risks Related to Electronic Data Processing and Digital Information

Our business is subject to the risks of interruptions by cybersecurity attacks.

We depend upon information technology infrastructure, including network, hardware and software systems to conduct our business. Despite our implementation of network and other cybersecurity measures, our information technology system and networks could be disrupted due to technological problems, a cyber-attack, acts of terrorism, severe weather, a solar event, an electromagnetic event, a natural disaster, the age and condition of information technology assets, human error, or other reasons. To date, we have not experienced a material impact to our business or operations resulting from cyber-security or other similar information attacks, but due to the ever-evolving attack methods, as well as the increased amount and level of sophistication of these attacks, our security measures may not be adequate to protect against highly targeted sophisticated cyber-attacks, or other improper disclosures of confidential and/or sensitive information. Additionally, we may have access to confidential or other sensitive information of our customers, which, despite our efforts to protect, may be vulnerable to security breaches, theft, or other improper disclosure. Any cyber-related attack or other improper disclosure of confidential information could have a material adverse effect on our business, as well as other negative consequences, including significant damage to our reputation, litigation, regulatory actions, and increased cost.

We are reliant on information technology.

We are reliant on information technology in all aspects of our business, operated and maintained by the Company as well as under control of third parties. If we do not invest sufficient capital in a timely manner to acquire, develop, or implement new information technologies or maintain or upgrade current information technologies, we could suffer outages as well as be at a competitive disadvantage within our industry which could have a material adverse effect upon our financial condition and results of operations.

Risks Related to Governmental Regulation and Policies

Exposure to environmental liabilities could adversely affect our results of operations.

Our future profitability could be adversely affected by current or future environmental laws. We are subject to extensive and changing federal, state and local laws and regulations designed to protect the environment in the United States and in other parts of the world. These laws and regulations could impose liability for remediation costs and result in civil or criminal penalties in case of non-compliance. Compliance with environmental laws increases our costs of doing business. Because these laws are subject to frequent change, we are unable to predict the future costs resulting from environmental compliance.

We are subject to potentially extreme governmental regulations and policies.

We always face the possibility of new governmental regulations, policies and trade agreements which could have a substantial or even extreme negative effect on our operations and profitability. Several intrusive component part governmental regulations are in process. If these proposals become final rules, the effect would be the regulation of compressors and fans in products for which the Department of Energy does not have current authority. This could affect equipment we currently manufacture and could have an impact on our product design, operations, and profitability.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as “conflict minerals”, originating from the Democratic Republic of Congo and adjoining countries. As a result, in August 2012, the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals in their products. Accordingly, we began our reasonable country of origin inquiries in fiscal year 2013, with initial disclosure requirements beginning in May 2014. There are costs associated with complying with these disclosure requirements, including for due diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply, and pricing of materials used in our products. As there may be only a limited number of suppliers offering “conflict free” conflict minerals, we cannot be sure that we will be able to obtain necessary conflict minerals from such suppliers in sufficient quantities or at competitive prices. Also, we may face reputational challenges if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement.

Our operations could be negatively impacted by new legislation as well as changes in regulations and trade agreements, including tariffs and taxes. Unfavorable conditions resulting from such changes could have a material adverse effect on our business, financial condition and results of operations.

We are subject to adverse changes in tax laws.

Our tax expense or benefits could be adversely affected by changes in tax provisions, unfavorable findings in tax examinations, or differing interpretations by tax authorities. We are unable to estimate the impact that current and future tax proposals and tax laws could have on our results of operations. We are currently subject to state and local tax examinations for which we do not expect any major assessments.

We are subject to international regulations that could adversely affect our business and results of operations.

Due to our use of Representatives in foreign markets, we are subject to many laws governing international relations, including those that prohibit improper payments to government officials and commercial customers, and restrict where we can do business, what information or products we can supply to certain countries and what information we can provide to a non-U.S. government, including but not limited to the Foreign Corrupt Practices Act, U.K. Bribery Act and the U.S. Export Administration Act. Violations of these laws, which are complex, may result in criminal penalties or sanctions that could have a material adverse effect on our business, financial condition and results of operations.

Changes in legislation or government regulations or policies could adversely affect our results of operations.

Our sales, gross margins and profitability could be directly impacted by changes in legislation or government regulations or policies. Specifically, changes in environmental and energy efficiency standards and regulations related to global climate change are being implemented to curtail the use of hydrofluorocarbons which are used in refrigerants that are essential to many of our products. Our inability or delay in developing or marketing products that match customer demand while also meeting applicable efficiency and environmental standards may negatively impact our results.

We are transitioning to a new refrigerant with lower global warming potential for our HVAC systems and must be fully compliant under current governmental regulations by 2025. We expect to incur costs associated with this transition related to the purchase of the new refrigerant as well as additional sensors and detectors on our HVAC systems. In addition, we expect to incur cost to our facilities, specifically costs to store and use the new refrigerant in production; however, we do not expect these costs to be significant. Due to the increased flammability of the new refrigerant, the insurance industry may require higher premiums for companies once the conversion begins. Furthermore, due to the expected increased demand of the newer refrigerants as well as the older hydrofluorocarbon refrigerants (as they are phased out), we expect to see increased manufacturing costs related to purchases of refrigerants and could see higher costs for future warranty claims. As with any significant regulatory change, delays or other changes to implementation timing could also have a negative impact on our operations and profitability.

Additionally, regulations that reduce or eliminate the use of fossil fuels such as natural gas and propane may reduce or eliminate sales of gas fired equipment for which AAON holds a strong market position. This will result in a shift to more air- and water-cooled heat pump type units to provide space heating. This shift in product line could affect production productivity material costs and aftermarket warranty costs.

Future legislation or regulations relating to environmental policies, product certification, product liability, taxes, amount and availability of tax incentives and other matters, may impact the results of each of our operating segments and our consolidated results.

Item 1B. Unresolved Staff Comments.

None.

ITEM 1C. Cybersecurity

Cybersecurity risk management and strategy

Our cybersecurity risk management is based on recognized cybersecurity industry frameworks and standards, including those of the National Institute of Standards and Technology ("NIST"), the Center for Internet Security ("CIS"), the Computer Objectives for Information and related Technology ("COBIT"), and the International Organization for Standardization ("ISO"). We use these frameworks, together with information collected from internal assessments, to develop policies for use of our information assets, access to specific intellectual property or technologies, and protection of personal information. We protect these information assets through industry-standard techniques, such as multifactor authentication and malware defenses. We also work with internal stakeholders across the company to integrate foundational cybersecurity principles throughout our organization's operations, including employment of multiple layers of cybersecurity defenses, restricted access based on business need, and integrity of our business information. Throughout the year, we also regularly train our employees on cybersecurity awareness, confidential information protection and simulated phishing attacks.

We engage third-party assessors to conduct penetration testing and measure our program to industry standard frameworks as needed. We also have standing engagements with incident response experts and external counsel. We frequently collaborate with industry experts and cybersecurity practitioners at other companies to exchange information about potential cybersecurity threats, best practices and trends.

Our cybersecurity risk management is an important part of our comprehensive business continuity program and internal risk management. Our information security team periodically engages with a cross-functional group of subject matter experts and leaders to assess and refine our cybersecurity risk posture and preparedness. We practice our response to potential cybersecurity incidents through regular tabletop exercises, threat hunting and red team exercises.

For more information about cybersecurity risks, see the Risk factors discussion in Item 1A of this Form 10-K.

Governance of cybersecurity risk management

The board of directors, as a whole, has oversight responsibility for our strategic and operational risks. The audit committee assists the board of directors with this responsibility by reviewing and discussing our risk assessment and risk management practices, including cybersecurity risks, with members of management. The audit committee, in turn, periodically reports on its review with the board of directors.

Management is responsible for day-to-day assessment and management of cybersecurity risks. Our chief information officer has primary oversight of material risks from cybersecurity threats. Our chief information officer has more than 25 years of experience across various engineering, business and management roles, including leading the development and implementation of information technology strategies and roadmaps for manufacturing automation.

Our chief information officer assesses our cybersecurity readiness through internal assessment tools as well as third-party control tests, vulnerability assessments, audits and evaluation against industry standards. We have governance and compliance structures that are designed to elevate issues relating to cybersecurity to our chief information officer, such as potential threats or vulnerabilities. We also employ various defensive and continuous monitoring techniques using recognized industry frameworks and cybersecurity standards.

Our chief information officer meets with the audit committee periodically to review our information technology systems and discuss key cybersecurity risks. In addition, the chief financial officer reviews with the audit committee at least annually our risk management program, which includes cybersecurity risks, and is also reported to the board.

Item 2. Properties.

Our manufacturing areas are heavy industrial type buildings, with some coverage by overhead cranes, containing manufacturing equipment designed for sheet metal fabrication, metal stamping and tube forming. The manufacturing equipment contained in the facilities consists primarily of automated sheet metal fabrication equipment, supplemented by presses and tube bending equipment. Assembly lines consist of cart-type and roller-type conveyor lines with variable line speed adjustment. Subassembly areas and production line manning are based upon line rates set by production management.

We own and lease our properties and facilities, as further described below. We believe that all of our facilities are well maintained and are in good condition and suitable for the conduct of our business.

AAON Oklahoma

Our plant and office facilities in Tulsa, Oklahoma, consist of a 342,000 square foot building (327,000 square feet of manufacturing/warehouse space and 15,000 square feet of office space) located on a 12-acre tract of land at 2425 South Yukon Avenue. Additionally we own a 940,000 square foot manufacturing/warehouse building and a 70,000 square foot office building located on an approximately 79-acre tract of land across the street from the original facility (2440 South Yukon Avenue) and a 40,000 square foot building used as warehouse space located on a 6-acre tract.

In 2023, we acquired an additional 17-acre tract of land adjacent to the east side of the current 12-acre tract. We also lease a 198,000 square foot warehouse space which is used for additional inventory storage in Tulsa, Oklahoma.

In addition to a retail parts store location at our Tulsa facilities, we also own a 13,500 square foot stand alone building (7,500 square foot warehouse and 6,000 square foot office) which is utilized as an additional retail parts store to provide our customers more accessibility to our products. The stand alone parts store building is on approximately one acre and is located at 9528 E 51st St in Tulsa, Oklahoma.

Our Tulsa location is also home to our engineering research and development laboratory, the NAIC. The three-story, 134,000 square foot stand alone facility is both an acoustical and a performance measuring laboratory. This facility currently consists of twelve test chambers, allowing AAON to meet and maintain industry certifications. This facility is located west of the 940,000 square foot manufacturing/warehouse building at 2440 South Yukon Avenue.

In 2023, we opened our Exploration Center at our Tulsa location. The Exploration Center is a 28,000 square foot facility located adjacent to the NAIC. The Exploration Center provides an immersive and educational experience of our products, solutions and our people and also serves as an event hub for our stakeholders, including our customers, employees, representatives and investors. The Exploration Center adds a dimension of customer engagement that showcases our products and our competitors' products and allows our customers to interact with our employees.

Our operations in Parkville, Missouri, are conducted in a leased plant/office at 8500 NW River Park Drive. This location is home to our Controls design and manufacturing facilities. In October 2022, we modified the existing lease to increased our manufacturing and office space to approximately 86,000 square feet. During mid-2023, we began utilizing this additional space for manufacturing operations.

AAON Coil Products

Our plant and office facilities in Longview, Texas, consist of a 263,000 square foot building (256,000 square feet of manufacturing/warehouse space and 7,000 square feet of office space) located on a 13-acre tract of land, a 222,000 square foot building (210,000 square feet of manufacturing/warehouse space and 12,000 square feet of office space) located on an approximately 22-acre tract of land, and a 5,000 square foot building utilized as a retail parts store which we lease to a Representative of the Company. All of these facilities are located on Gum Springs Road.

In January 2023, we purchased additional real property and improvements consisting of 64,000 square feet of warehouse space located on a 10-acre tract of land at 115 Kodak Boulevard in Longview, Texas.

In April 2023, we broke ground on an expansion to our 222,000 square foot building. The expansion consists of 237,500 square feet of office and manufacturing space that will be dedicated to unit production. We expect that we will be able to utilize this space in late 2024.

BASX

Our operations in Redmond, Oregon, are conducted in a plant/office at 3500 SW 21st Place, containing approximately 194,000 square feet (169,000 square feet of manufacturing/warehouse space and 25,000 square feet of office space) on a 13-acre tract of land.

In August 2022, we purchased additional real property of approximately one-acre adjacent to the plant/office at 3500 SW 21st Place, to facilitate future growth of our operations. In the third quarter of 2023, we broke ground on an approximate 30,000 square foot fabrication facility residing on the one-acre tract of land. We expect to be in operation in this facility in late 2024.

We lease several properties near our main Redmond, Oregon location. In the aggregate, these properties contain approximately 104,500 square feet of additional warehouse space. Additionally, we lease an office of approximately 4,000 square feet located at 1725 Blankenship Road, West Linn, Oregon.

Item 3. Legal Proceedings.

See Note 18 of the Consolidated Financial Statements.

Item 4. Mine Safety Disclosure.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information - Our common stock is quoted on the NASDAQ Global Select Market under the symbol "AAON". As of the close of business on February 23, 2024, there were 1,030 holders of record of our common stock.

Dividends - At the discretion of the Board of Directors, we pay cash dividends. Board approval is required to determine the date of declaration and amount for each cash dividend payment.

Our cash dividends for the three years ended December 31, 2023 are as follows:

Declaration Date[1]	Record Date	Payment Date	Dividend per Share[2]	Annualized Dividend per Share[2]
May 17, 2021	June 3, 2021	July 1, 2021	$0.13	$0.26
November 9, 2021	November 26, 2021	December 17, 2021	$0.13	$0.26
May 18, 2022	June 3, 2022	July 1, 2022	$0.13	$0.26
November 8, 2022	November 28, 2022	December 16, 2022	$0.16	$0.32
March 1, 2023	March 13, 2023	March 31, 2023	$0.08	$0.32
May 18, 2023	June 9, 2023	June 30, 2023	$0.08	$0.32
August 18, 2023	September 8, 2023	September 29, 2023	$0.08	$0.32
November 10, 2023	November 29, 2023	December 18, 2023	$0.08	$0.32

[1] Effective with the cash dividend declared on March 1, 2023 (paid on March 31, 2023), the Company moved from semi-annual cash dividends to quarterly cash dividends.

[2] Reflects three-for-two stock split effective August 16, 2023.

Stock Split - On July 7, 2023, the Board of Directors declared a three-for-two stock split of the Company's common stock to be paid in the form of a stock dividend. Stockholders of record at the close of business on July 28, 2023 received one additional share for every two shares they held as of that date on August 16, 2023 (ex-dividend date August 17, 2023).

Share-Based Compensation Plans - The following is a summary of our share-based compensation plans as of December 31, 2023:

EQUITY COMPENSATION PLAN INFORMATION

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
The 2007 Long-Term Incentive Plan	161,854	$ 15.02	—
The 2016 Long-Term Incentive Plan	1,862,571	$ 29.55	5,070,436

Issuer Purchases of Equity Securities - Repurchases during the fourth quarter of 2023, which include repurchases from our employee repurchase program, were as follows:

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares (or Units Purchased)	(b) Average Price Paid (Per Share or Unit)	(c) Total Number of Shares (or Units) Purchased as part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that may yet be Purchased under the Plans or Programs
October 2023	1,158	$ 54.89	1,158	—
November 2023	180	61.00	180	—
December 2023	348	70.99	348	—
Total	1,686	$ 58.86	1,686	—

Contingent Shares Issued in BASX Acquisition - On December 10, 2021, we closed on the acquisition of BASX (Note 4). Under the MIPA Agreement, we committed to $78.0 million in the aggregate of contingent consideration to the former owners of BASX, which is payable in approximately 1.56 million shares of AAON stock, par value $0.004 per share. The shares do not accrue dividends.

Under the MIPA Agreement, the potential future issuance of the shares is contingent upon BASX meeting certain post-closing earn-out milestones during each of the years ended 2021, 2022, and 2023. We estimated the fair value of contingent consideration related to these shares to be approximately $60.0 million, which is included in additional paid-in capital on the consolidated balance sheets. As of December 31, 2023, 0.58 million, and 0.73 million shares related to the earn-out milestones for the years ended 2022 and 2021, respectively, have been issued to the former owners of BASX as private placements exempt from registration with the SEC under Rule 506(b), which are included in common stock on the consolidated statements of stockholders' equity.

Rule 10b5-1 Trading Arrangements - The following table describes contracts, instructions or written plans for the purchase or sale of our securities intended to satisfy the affirmative defense conditions of Rule 10b5-1(c).

Name and Title of Director or Officer	Date of Adoption of Arrangement	Duration of the Arrangement	Aggregate Number of Securities to be Purchased or Sold Pursuant to the Arrangement
Stephen E. Wakefield	November 23, 2022	Terminated May 17, 2023	95,788
Vice President and Chief Operating Officer			
Stephen E. Wakefield	September 13, 2023	Terminated December 27, 2023	181,000
Vice President and Chief Operating Officer			

Comparative Stock Performance Graph

The following performance graph compares our cumulative total shareholder return for the Company's common stock for the five-year period ending on December 31, 2023, compared to an overall stock market index (the NASDAQ Composite Index) and the Company's peer group index (S&P 600 Capital Goods Industry Group Index). We believe the S&P 600 Capital Goods Industry Group Index best represents our relative peer group based on our current business and market capitalization. The graph assumes that $100 was invested at the close of trading December 31, 2018, with the reinvestment of dividends since that date. This table is not intended to forecast future performance of our Common Stock.

Comparison of Five Year Cumulative Total Return
Assumes Initial Investment of $100
December 31, 2018



Company / Index		2018		2019		2020		2021		2022		2023
AAON, Inc.	$	100	$	142	$	193	$	231	$	220	$	326
NASDAQ Composite Index		100		137		198		242		163		236
S&P 600 Capital Goods Industry Group Index	$	100	$	130	$	150	$	188	$	180	$	249

This stock performance graph is not deemed to be "soliciting material" or otherwise be considered to be "filed" with the SEC or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 (Exchange Act) or to the liabilities of Section 18 of the Exchange Act, and should not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except to the extent the Company specifically incorporates it by reference into such a filing.

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

The following discussion summarizes the significant factors affecting the consolidated operating results, financial condition and liquidity of the Company for the year ended December 31, 2023. This discussion should be read in conjunction with the other sections of this Annual Report on Form 10-K, including the consolidated financial statements and related notes contained in Item 8, *Financial Statements and Supplementary Data*. A detailed discussion of the year to year changes for the years ended December 31, 2022 and 2021 is not included herein and can be found in Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* section of the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

Description of the Company

AAON is a leader in HVAC solutions for commercial and industrial indoor environments. The company's industry-leading approach to designing and manufacturing highly configurable equipment to meet exact needs creates a premier ownership experience with greater efficiency, performance, and long-term value. AAON is headquartered in Tulsa, Oklahoma, where its world-class innovation center and testing capabilities enable continuous advancement toward a cleaner and more sustainable future.

We engineer, manufacture, and sell premium heating, ventilation, and air conditioning equipment consisting of semi-custom and custom rooftop units, data center cooling solutions, cleanroom systems, packaged outdoor mechanical rooms, air handling units, makeup air units, energy recovery units, condensing units, geothermal/water-source heat pumps, coils, and controls. These products are marketed and sold to a variety of vertical markets including retail, manufacturing, educational, lodging, supermarket, data centers, medical and pharmaceutical, industrial, and other commercial markets. We sell our products to all 50 states in the United States and certain provinces in Canada.

Our business can be affected by a number of economic factors, including the level of economic activity in the markets in which we operate. The uncertainty of the economy negatively impacted the commercial and industrial new construction markets in 2020 and the first half of 2021. Since mid-2021, nonresidential construction spending has been strong, recovering well beyond pre-2020 levels and finishing 2023 near record levels. Recently, however, certain leading indicators, including architectural billings and construction starts, signal a slowing in construction spending within the next 12 months. Furthermore, some economic general indicators are suggesting the general economy is slowing, which could also impact the replacement market. If the domestic economy were to slow or enter a recession, this could result in a decline in our sales volume and profitability. Sales in the commercial and industrial new construction markets generally lag the housing market, which in turn is influenced by cyclical factors such as interest rates, inflation, consumer spending habits, employment rates, the state of the economy and other macroeconomic factors over which we have no control. Sales in the replacement markets are driven by various factors, including general economic growth, the Company's new product introductions, fluctuations in the average age of existing equipment in the market, government regulations and stimulus, change in market demand between more customized, higher performing HVAC equipment and lower priced standard equipment, as well as many other factors. When new construction is down, we emphasize the replacement market.

We sell our products to property owners and contractors mainly through a network of independent manufacturers' Representatives. This go-to-market strategy is unique compared to most of our larger competitors in that most control their sales channel. We value the independent sales channel as we think it is a more effective way of increasing market share. Although we concede full control of the sales process with this strategy, the entrepreneurial aspect of the independent sales channel attracts the most talent and provides greater financial incentives for its salespeople. Furthermore, the independent sales channel sells different types of equipment from various manufacturers, allowing it to operate with more of a solutions-based mindset, as opposed to an internal sales department of a manufacturing company that is incentivized to only sell its equipment regardless if it is the best solution for the end customer. We also have a small internal sales force that supports the relationships between the Company and our sales channel partners. BASX sells highly customized products for unique applications for a more concentrated customer base and an internal sales force is more effective for such products.

The principal components of cost of sales are labor, raw materials, component costs, factory overhead, freight out, and engineering expense. The principal high volume raw materials used in our manufacturing processes are steel, copper, and aluminum, and are obtained from domestic suppliers. We also purchase from domestic manufacturers certain components, including coils, compressors, motors, and electrical controls.

The price levels of our raw materials fluctuate due to various economic factors within the U.S. and global economy. For the year ended December 31, 2023, the prices for copper, galvanized steel, and stainless steel decreased by approximately 4.5%, 38.9%, and 3.3%, respectively, and aluminum increased by approximately 15.5% from 2022.

We attempt to limit the impact of price fluctuations on these materials by entering into cancellable and non-cancellable contracts with our major suppliers for periods of six to 18 months. We expect to receive delivery of raw materials from our contracts for use in our manufacturing operations.

We occasionally increase the price of our products to help offset any inflationary headwinds. In recent years, price increases have been more frequent due to the amount of inflation the business has endured. In 2021, we implemented three price increases. In 2022, we implemented two significant price increases as well as a recurring 1% monthly price increase beginning June 1, 2022 and ending on April 1, 2023. We reinstated a recurring 1% monthly price increase on October 1, 2023 and carried that through February 1, 2024.

Additionally, we continue to experience challenges in a tight labor market, especially the hiring of both skilled and unskilled production labor. We have implemented the following wage increases to remain competitive and to attract and retain employees:

- In March 2021, we awarded annual merit raises for an overall 5.0% increase to wages.
- In July 2021, we increased starting wages for our production workforce by 7.0%.
- In October 2021, we implemented a cost of living increase of 3.5% in place for all employees below our Senior Leadership Team ("SLT") which consists of officers and key members of management.
- In March 2022, we awarded annual merit raises for an overall 3.0% increase to wages.
- In October 2022, we implemented a cost of living increase of 3.5% in place for all employees below the SLT level.
- In March 2023, we awarded annual merit raises for an overall 3.9% increase to wages.

We will continue to implement human resource initiatives to retain and attract labor to further improve productivity and production efficiencies.

Backlog

The following table shows our historical backlog levels:

	December 31, 2023	December 31, 2022
	(in thousands)	
	$ 510,028	$ 548,022

While our backlog is down at December 31, 2023 compared to December 31, 2022, our bookings remain strong. The year-ended December 31, 2022 was a record year for bookings and our backlog was elevated causing us to extend lead times. Investments made in our facilities and workforce have significantly improved our capacity and operational efficiencies. Production rates are at all time highs, trimming our backlog down to a more manageable size and allowing our lead times to improve.

Consolidated Results of Operations

	Years Ended December 31,	
	2023	2022
	(in thousands)	
Net Sales	$ 1,168,518	$ 888,788
Cost of Sales	769,498	651,216
Gross Profit	399,020	237,572
Selling, general and administrative expenses	171,539	110,823
Gain on disposal of assets	(13)	(12)
Income from operations	$ 227,494	$ 126,761

The following are highlights of our results of operations, cash flows, and financial condition:

- Net sales for 2023 grew 31.5% to $1,168.5 million due to record production rates and price increases realized during the period as compared to the same period in the prior year.

- Overall gross margin increased 740 basis points in 2023 due to increased organic volumes for operational efficiencies and better overhead absorption.

- We continue to invest in the future growth of the Company as evidenced by our $104.3 million in capital expenditures in 2023, an increase $50.3 million or 93.1% when compared to 2022 .

- We completed the repurchase of $25.0 million of shares under our current share repurchase authorization.

We report our financial results based on three reportable segments: AAON Oklahoma, AAON Coil Products, and BASX, which are further described in Item 1 and Item 8. The Company's chief decision maker ("CODM"), our CEO, allocates resources and assesses the performance of each operating segment using information about the operating segment's net sales and income from operations. The CODM does not evaluate operating segments using asset or liability information.

Segment Operating Results for the Years Ended December 31, 2023 and 2022

| | For the years ended December 31, | | | | | |
	2023	Percent of Sales[2]	2022	Percent of Sales[1]	$ Change	% Change
			(in thousands)			
Net Sales[2]						
AAON Oklahoma	$ 897,919	76.8 %	$ 663,845	74.7 %	$ 234,074	35.3 %
AAON Coil Products	112,320	9.6 %	107,290	12.1 %	5,030	4.7 %
BASX	158,279	13.5 %	117,653	13.2 %	40,626	34.5 %
Net sales	$ 1,168,518		$ 888,788		$ 279,730	31.5 %
Cost of Sales[2]						
AAON Oklahoma	$ 577,852	64.4 %	490,862	73.9 %	$ 86,990	17.7 %
AAON Coil Products	82,996	73.9 %	73,979	69.0 %	9,017	12.2 %
BASX	108,650	68.6 %	86,375	73.4 %	22,275	25.8 %
Cost of sales	$ 769,498	65.9 %	$ 651,216	73.3 %	$ 118,282	18.2 %
Gross Profit[2]						
AAON Oklahoma	$ 320,067	35.6 %	$ 172,983	26.1 %	$ 147,084	85.0 %
AAON Coil Products	29,324	26.1 %	33,311	31.0 %	(3,987)	(12.0)%
BASX	49,629	31.4 %	31,278	26.6 %	18,351	58.7 %
Gross profit	$ 399,020	34.1 %	$ 237,572	26.7 %	$ 161,448	68.0 %

[1] Cost of sales and gross profit for each segment are calculated as a percentage of the respective segment's net sales. Total cost of sales and total gross profit are calculated as a percentage of total net sales.

[2] Presented after intercompany eliminations.

Total net sales increased $279.7 million, or 31.5%, with 17.0% of the increase coming from realization of price increases and the remaining 14.5% coming from increases in organic volume. AAON Coil Products had a smaller backlog and along with inefficiencies related to implementing a new production line of BASX product at AAON Coil Products led to smaller year over year increase sales for this segment. The increase in BASX net sales is primarily related to large jobs in the data center market as a result of the revenue synergies created by being part of AAON.

Gross profit as a percent of sales increased to 34.1% during 2023 as compared 26.7% in 2022. As noted above, realization of price increases has improved our margin profile along with the slowing of inflation. Additionally, most of the organic growth noted above comes from our AAON Oklahoma segment, significantly improving overhead absorption and margin performance. The increase in net sales at BASX has improved their overhead absorption, thus increasing their gross profit margin year over year.

As shown in the table below, we've experienced year over year fluctuations in the cost of several raw materials. We implemented multiple price increases during 2022 and 2023 to counteract the increased cost of material. Some of the price increases have yet to be realized. Additionally, in order to retain our existing employees, we continue to award periodic raises in addition to our annual merit raises to our employees.

Raw Material Costs

Twelve month average raw material cost per pound as of December 31:

	2023	2022	% Change
Copper	$ 5.35	$ 5.60	(4.5)%
Galvanized Steel	$ 0.58	$ 0.95	(38.9)%
Stainless Steel	$ 3.19	$ 3.30	(3.3)%
Aluminum	$ 2.54	$ 2.20	15.5 %

Selling, General and Administrative Expenses

	Years Ended December 31,		Percent of Sales	
	2023	2022	2023	2022
	(in thousands)			
Warranty	$ 16,165	$ 8,497	1.4 %	1.0 %
Profit Sharing	24,590	14,009	2.1 %	1.6 %
Salaries & Benefits	53,281	41,351	4.6 %	4.7 %
Stock Compensation	9,318	7,025	0.8 %	0.8 %
Advertising	2,594	2,353	0.2 %	0.3 %
Depreciation & Amortization	13,761	8,050	1.2 %	0.9 %
Insurance	5,354	3,755	0.5 %	0.4 %
Professional Fees	15,372	5,754	1.3 %	0.6 %
Donations	1,242	1,134	0.1 %	0.1 %
Other	29,862	18,895	2.6 %	2.1 %
Total SG&A	$ 171,539	$ 110,823	14.7 %	12.5 %

Selling, general and administrative expenses increased $60.7 million or 54.8% during 2023 as compared to the prior year. As a percentage of sales, selling, general and administrative increased from 12.5% to 14.7%. Most of the increase is due to professional fees that increased $9.6 million due to the litigation settlement (Note 18).

Profit sharing increased $10.6 million or 75.5% due to our increased operating results. Other expenses increased $11.0 million or 58.0% during year due mostly to increased travel, consulting expenses and closing costs related to the 2023 New Market Tax Credit (Note 17).

Income Taxes

	Years Ended December 31,		Effective Tax Rate	
	2023	2022	2023	2022
	(in thousands)			
Income tax provision	$ 45,531	$ 24,157	20.4 %	19.4 %

The Company's estimated annual 2023 effective tax rate, excluding discrete events, was 23.8%.

The increase year over year in the overall effective tax rate was primarily due the non-deductible executive compensation. In accordance with the 2017 Tax Cuts & Jobs Act, under Internal Revenue Code Section 162(m), the tax deduction for covered executives of public companies is limited to $1.0 million per individual. Because of our high stock price and timing of executive stock option exercises this resulted in an increase to the income tax provision of $3.8 million for the year ended December 31, 2023.

Liquidity and Capital Resources

Our working capital and capital expenditure requirements are generally met through net cash provided by operations and the use of the revolving bank line of credit based on our current liquidity at the time.

Working Capital - Our unrestricted cash and cash equivalents decreased $5.2 million from December 31, 2022 to December 31, 2023. As of December 31, 2023, we had $9.0 million in cash and cash equivalents and restricted cash.

Revolving Line of Credit - Our revolving credit facility ("Revolver"), as amended and restated, provides for maximum borrowings of $200.0 million. As of December 31, 2023 and December 31, 2022, we had an outstanding balance under the Revolver of $38.3 million and $71.0 million, respectively. We had two standby letters of credit totaling $2.3 million as of December 31, 2023 and one standby letter of credit totaling $0.8 million as of December 31, 2022. Borrowings available under the Revolver at December 31, 2023, were $159.4 million. The Revolver expires on May 27, 2027.

Any outstanding loans under the Revolver bear interest at the daily compounded secured overnight financing rate ("SOFR") plus the applicable margin. Applicable margin, ranging from 1.25% - 1.75%, is determined quarterly based on the Company's leverage ratio. The Company is also subject to letter of credit fees, ranging from 1.25% - 1.75%, and a commitment fee, ranging from 0.10% - 0.20%. The applicable fee percentage is determined quarterly based on the Company's leverage ratio. At December 31, 2023 and 2022, the weighted average interest rate of our Revolver was 6.3% and 3.0%, respectively. Fees associated with the unused portion of the committed amount are included in interest expense on our consolidated statements of income and were not material for the years ended December 31, 2023 and 2022.

If SOFR cannot be determined pursuant to the definition, as defined by the Revolver agreement, any outstanding effected loans will be deemed to have been converted into alternative base rate ("ABR") loans. ABR loans would bear interest at a rate per annum equal to the highest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Rate in effect on such day plus 0.50%, or (c) daily simple SOFR for a one-month tenor in effect on such day plus 1.00%.

At December 31, 2023, we were in compliance with our financial covenants, as defined by the Revolver. These covenants require that we meet certain parameters related to our leverage ratio. At December 31, 2023, our leverage ratio was 0.15 to 1.0, which meets the requirement of not being above 3 to 1.

2019 New Markets Tax Credit - On October 24, 2019, the Company entered into a transaction with a subsidiary of an unrelated third-party financial institution (the "2019 Investor") and a certified Community Development Entity under a qualified New Markets Tax Credit ("2019 NMTC") program pursuant to Section 45D of the Internal Revenue Code of 1986, as amended, related to an investment in plant and equipment to facilitate the expansion of our Longview, Texas manufacturing operations (the "2019 Project"). In connection with the 2019 NMTC transaction, the Company received a $23.0 million NMTC allocation for the Project and secured low interest financing and the potential for future debt forgiveness related to the 2019 Project.

Upon closing of the 2019 NMTC transaction, the Company provided an aggregate of approximately $15.9 million to the 2019 Investor, in the form of a loan receivable, with a term of twenty-five years, bearing an interest rate of 1.0%. This $15.9 million in proceeds plus capital contributed from the 2019 Investor was used to make an aggregate $22.5 million loan to a subsidiary of the Company. This financing arrangement is secured by equipment at the Company's Longview, Texas facilities and a guarantee from the Company, including an unconditional guarantee of the NMTCs.

2023 New Markets Tax Credit - On April 25, 2023, the Company entered into a transaction with a subsidiary of an unrelated third-party financial institution (the "2023 Investor") and a certified Community Development Entity under a qualified New Markets Tax Credit ("2023 NMTC") program pursuant to Section 45D of the Internal Revenue Code of 1986, as amended, related to an investment in plant and equipment to facilitate the expansion of our Longview, Texas manufacturing operations (the "2023 Project"). In connection with the 2023 NMTC transaction, the Company received a $23.0 million NMTC allocation for the 2023 Project and secured low interest financing and the potential for future debt forgiveness related to the expansion of its Longview, Texas facilities.

Upon closing of the 2023 NMTC transaction, the Company provided an aggregate of approximately $16.7 million to the Investor, in the form of a loan receivable, with a term of twenty-five years,, bearing an interest rate of 1.0%. This $16.7 million in proceeds plus capital contributed from the 2023 Investor was used to make an aggregate

$23.8 million loan to a subsidiary of the Company. This financing arrangement is secured by a guarantee from the Company, including an unconditional guarantee of the NMTCs. The net proceeds from the closing of the 2023 NMTC is included in restricted cash on our consolidated balance sheets required to be used for the 2023 Project.

2024 New Markets Tax Credit - On February 27, 2024, the Company entered into a transaction with a subsidiary of an unrelated third-party financial institution (the "2024 Investor") and a certified Community Development Entity under a qualified New Markets Tax Credit ("2024 NMTC") program pursuant to Section 45D of the Internal Revenue Code of 1986, as amended, related to an investment in real estate to facilitate the current expansion of our Longview, Texas manufacturing operations (the "Project"). In connection with the 2024 NMTC transaction, the Company received a $15.5 million NMTC allocation for the Project and secured low interest financing and the potential for future debt forgiveness related to the expansion of its Longview, Texas facilities.

Upon closing of the 2024 NMTC transaction, the Company provided an aggregate of approximately $11.0 million to the Investor, in the form of a loan receivable, with a term of twenty-five years, bearing an interest rate of 1.0%. This $11.0 million in proceeds plus capital contributed from the Investor was used to make an aggregate $16.0 million loan to a subsidiary of the Company. This financing arrangement is secured by a guarantee from the Company, including an unconditional guarantee of NMTCs.

Stock Repurchase - The Board has authorized stock repurchase programs for the Company. The Company may purchase shares on the open market from time to time. The Board must authorize the timing and amount of these purchases and all repurchases are in accordance with the rules and regulations of the SEC allowing the Company to repurchase shares from the open market.

Our open market repurchase programs are as follows:

Agreement Execution Date	Authorized Repurchase $	Expiration Date
March 13, 2020	$20 million	November 9, 2022
November 3, 2022	$50 million	**[1,2]

[1] Expiration Date is at Board's discretion. The Company is authorized to effectuate repurchases of the Company's common stock on terms and conditions approved in advance by the Board.

2 As of December 31, 2023, there is approximately $25.0 million remaining under the current stock repurchase program. The remaining amount available is subject to a Board authorized 10b5-1 plan requiring certain market conditions and requirements.

The Company also had a stock repurchase arrangement by which employee-participants in our 401(k) Plan were entitled to have shares in AAON, Inc. stock in their accounts sold to the Company. The 401(k) Plan was amended in June 2022 to discontinue this program. No additional shares have been purchased by the Company under this arrangement since June 2022.

Lastly, the Company repurchases shares of AAON, Inc. stock from certain of its employees for payment of statutory tax withholdings on stock transactions. All other repurchases from directors or employees are contingent upon Board approval. All repurchases are done at current market prices.

Our repurchase activity is as follows:

Program	2023			2022		
	(in thousands, except share and per share data)					
	Shares[1]	Total $	$ per share[1]	Shares[1]	Total $	$ per share[1]
Open market	402,873	$ 25,009	$ 62.08	183,168	$ 6,823	$ 37.25
401(k)	—	—	—	155,904	5,913	37.93
Employees	21,904	1,302	59.44	25,842	1,019	39.43
Total	424,777	$ 26,311	$ 61.94	364,914	$ 13,755	$ 37.69

[1] Reflects three-for-two stock split effective August 16, 2023.

Program	Inception to Date		
	(in thousands, except share and per share data)		
	Shares[1]	Total $	$ per share[1]
Open market	6,893,924	$ 106,625	$ 15.47
401(k)	12,462,552	171,789	13.78
Directors and employees	3,089,337	24,662	7.98
Total	22,445,813	$ 303,076	$ 13.50

[1] Reflects three-for-two stock split effective August 16, 2023.

Dividends - At the discretion of the Board of Directors, we pay cash dividends. Board approval is required to determine the date of declaration and amount for each cash dividend payment.

Our recent dividends are as follows:

Declaration Date[1]	Record Date	Payment Date	Dividend per Share[2]	Annualized Dividend per Share[2]
May 18, 2022	June 3, 2022	July 1, 2022	$0.13	$0.26
November 8, 2022	November 28, 2022	December 16, 2022	$0.16	$0.32
March 1, 2023	March 13, 2023	March 31, 2023	$0.08	$0.32
May 18, 2023	June 9, 2023	June 30, 2023	$0.08	$0.32
August 18, 2023	September 8, 2023	September 29, 2023	$0.08	$0.32
November 10, 2023	November 29, 2023	December 18, 2023	$0.08	$0.32

[1] Effective with the cash dividend declared on March 1, 2023 (paid on March 31, 2023), the Company moved from semi-annual cash dividends to quarterly cash dividends.

[2] Reflects three-for-two stock split effective August 16, 2023.

On July 7, 2023, the Board of Directors declared a three-for-two stock split of the Company's common stock that was paid in the form of a stock dividend. Stockholders of record at the close of business on July 28, 2023 received one additional share for every two shares they held as of that date on August 16, 2023 (ex-dividend date August 17, 2023). All share and per share information has been updated to reflect the effects of this stock split.

Based on historical performance and current expectations, we believe our cash and cash equivalents balance, the projected cash flows generated from our operations, our existing committed revolving credit facility (or comparable financing), and our expected ability to access capital markets will satisfy our working capital needs, capital expenditures and other liquidity requirements associated with our operations in 2024 and the foreseeable future.

Off-Balance Sheet Arrangements - We are not party to any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures, or capital resources.

Statement of Cash Flows

The table below reflects a summary of our net cash flows provided by operating activities, net cash flows used in investing activities, and net cash flows provided by financing activities for the years indicated.

	2023	2022
	(in thousands)	
Operating Activities		
Net Income	$ 177,623	$ 100,376
Income statement adjustments, net	58,166	38,516
Changes in assets and liabilities:		
Accounts receivable	(9,978)	(56,306)
Income taxes	(11,302)	18,195
Inventories	(16,226)	(71,409)
Contract assets	(30,043)	(9,402)
Prepaid expenses and other long-term assets	(1,048)	(2,367)
Accounts payable	(18,316)	11,574
Contract liabilities	(7,667)	13,882
Extended warranties	2,600	1,314
Accrued liabilities and other long-term liabilities	15,086	16,945
Net cash provided by operating activities	158,895	61,318
Investing Activities		
Capital expenditures	(104,294)	(54,024)
Cash paid for building (Note 4)	—	(22,000)
Cash paid in business combination, net of cash acquired	—	(249)
Acquisition of intangible assets	(5,197)	—
Other	180	60
Net cash used in investing activities	(109,311)	(76,213)
Financing Activities		
Borrowings under revolving credit facility	597,111	225,758
Payments under revolving credit facility	(629,787)	(194,754)
Proceeds from financing obligation, net of issuance costs	6,061	—
Payment related to financing costs	(398)	—
Principal payments on financing lease	—	(115)
Stock options exercised	33,259	23,140
Repurchase of stock	(25,009)	(12,737)
Employee taxes paid by withholding shares	(1,302)	(1,018)
Cash dividends paid to stockholders	(26,445)	(22,917)
Net cash (used in) provided by financing activities	$ (46,510)	$ 17,357

Cash Flows from Operating Activities

The Company currently manages cash needs through working capital as well as drawing on its line of credit. Collections and payments cycles are on a normal pattern and fluctuate due to timing of receipts and payments. In early 2022, the Company began increasing the purchase of inventory to take advantage of favorable pricing opportunities and also to mitigate the impact of future supply chain disruptions on our operations.

Payment terms for BASX jobs typically require upfront cash to fund the job resulting in cash inflows related to our contract liabilities and cash inflows fluctuate due to job timing and scheduling.

The decrease in cash flows from income taxes is primarily due to the 2017 Tax Cuts & Jobs Act, which requires research and development expenses incurred after December 31, 2021 to be capitalized and amortized over 5 years. This defers our current period income tax deduction which increased our income tax payments due at the end of 2022.

Cash Flows from Investing Activities

The capital expenditures increase during 2023 related to our continued investment in our production capabilities. Purchases during 2023 relate to additional sheet metal and other machinery for both replacement and growth, additional production and warehouse space in Longview, Texas, additional office space in Tulsa, Oklahoma, additional land in Tulsa, Oklahoma for future growth, and a partial interest in an airplane. The cash paid for building is related to the purchase of the BASX office and manufacturing facility in May 2022 (Note 4).

Our capital expenditure program for 2024 is estimated to be approximately $125.0 million. Many of these projects are subject to review and cancellation at the discretion of our CEO and Board of Directors without incurring substantial charges.

Cash Flows from Financing Activities

The change in cash from financing activities in 2023 is primarily related to borrowings under our revolving credit facility to manage our working capital needs, especially strategic purchases of inventory to avoid supply chain delays and the funding of certain capital expenditures, offset by repayments we were able to make due to our increased operating results and financial condition.

Furthermore, cash flows from financing activities is historically affected by the timing of stock options exercised by our employees. Stock options exercised increased due to the increase in the number of employee options exercised and increase in our average stock price during 2023 as compared to the previous period.

Additionally, we repurchased approximately 424,777 shares for approximately $26.3 million during 2023 (Note 16).

Effective with the cash dividend declared on March 1, 2023 (paid on March 31, 2023), the Company moved from semi-annual cash dividends to quarterly cash dividends.

Commitments and Contractual Agreements

We are occasionally party to short-term, cancellable and occasionally non-cancellable, contracts with major suppliers for the purchase of raw material and component parts. We expect to receive delivery of raw materials for use in our manufacturing operations. These contracts are not accounted for as derivative instruments because they meet the normal purchase and normal sales exemption. In 2023, the Company executed a five-year purchase commitment for refrigerants. In 2023, the Company made payments of $10.1 million on this contract. Estimated minimum future payments are $11.9 million, $9.1 million, $10.5 million, and $11.2 million for 2024, 2025, 2026, and 2027, respectively.   We had no other material contractual purchase obligations as of December 31, 2023.

Contingencies

We are subject to various claims and legal actions that arise in the ordinary course of business. We closely monitor these claims and legal actions and frequently consult with our legal counsel to determine whether they may, when resolved, have a material adverse effect on our financial position, results of operations or cash flows and we accrue and/or disclose loss contingencies as appropriate. See Note 18 of the Consolidated Financial Statements for additional information with respect to specific legal proceedings.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and the Company's discussion and analysis of its financial condition and operating results require management to make estimates and assumptions about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, and expenses in our consolidated financial statements and related notes. We base our estimates, assumptions, and judgments on historical experience, current trends, and other factors believed to be relevant at the time our consolidated financial statements are prepared. However, because future events and their effects cannot be determined with certainty, actual results could differ from our estimates and assumptions, and such differences could be material. We believe the following critical accounting policies affect our more significant estimates, assumptions and judgments used in the preparation of our consolidated financial statements. We discuss these estimates with the Audit Committee of the Board of Directors periodically.

Inventory - Raw material or component inventory typically transfers from one stage of manufacturing to another where it accumulates additional costs directly incurred with the production of finished goods, including estimated standard labor and overhead costs. Labor and overhead costs associated with the manufacturing of our products are capitalized into inventory on an estimated standard basis. These include certain direct and indirect costs such as compensation, manufacturing, and facility costs associated with manufacturing support functions. We continually monitor our labor and overhead standard costs to ensure that standard costs reasonably reflects our actual costs and make manual adjusts the value of inventory accordingly. Our manual adjustments from standard to actual labor and overhead costs contain uncertainties that require management to make assumptions and to apply judgment regarding a number of factors, including inventory turns, supply usage, manufacturing efficiencies, and historical production costs.

Inventory Reserves – We establish a reserve for inventories based on the change in inventory requirements due to product line changes, the feasibility of using obsolete parts for upgraded part substitutions, the required parts needed for part supply sales and replacement parts, and for estimated shrinkage. Assumptions used to estimate inventory reserves include future manufacturing requirements and industry trends. Evolving technology and changes in product mix or customer demand can significantly affect the outcome of this analysis.

Warranty Accrual – A provision is made for estimated warranty costs at the time the product is shipped and revenue is recognized. Our product warranty policy is the earlier of one year from the date of first use or 18 months from date of shipment for parts only; 18 months for data center cooling solutions and cleanroom systems; an additional four years for compressors (if applicable); 15 years on aluminized steel gas-fired heat exchangers (if applicable); 25 years on stainless steel heat exchangers (if applicable); and ten years on gas-fired heat exchangers in our historical RL products (if applicable). Our warranty policy for the RQ series covers parts for two years from date of unit shipment. Our warranty policy for the WH and WV Series geothermal/water-source heat pumps covers parts for five years from the date of installation. Warranty expense is estimated based on the warranty period, historical warranty trends and associated costs, and any known identifiable warranty issue.

Due to the absence of warranty history on new products, an additional provision may be made for such products. Our estimated future warranty cost is subject to adjustment from time to time depending on changes in actual warranty trends and cost experience. Should actual claim rates differ from our estimates, revisions to the estimated product warranty liability would be required.

Share-Based Compensation – We measure and recognize compensation expense for all share-based payment awards made to our employees and directors, including stock options, restricted stock awards, performance stock units ("PSUs"), and key employee awards ("Key Employee Awards") based on their fair values at the time of grant. Compensation expense is recognized on a straight-line basis over the service period of stock options, restricted stock awards, and PSUs. Compensation expense is recognized for the Key Employee Awards on a straight line basis over the service period when the performance condition is determined to be probable. Forfeitures are accounted for as they occur. The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option pricing model. The fair value of the PSUs is estimated on the date of grant using the Monte Carlo Model. The use of the Black-Scholes-Merton option valuation model and the Monte Carlo Model requires the input of subjective assumptions such as: the expected volatility, the expected term of the grant, forward-looking market conditions, risk-free rate, and expected dividend yield for stock options. The fair value of restricted stock awards and Key Employee Awards is based on the fair market value of AAON common stock on the respective grant dates. The fair value of restricted stock awards is reduced for the present value of dividends.

Goodwill and Indefinite-Lived Intangible Assets – Goodwill represents the excess of the consideration paid for the acquired businesses over the fair value of the individual assets acquired, net of liabilities assumed. Indefinite-lived intangible assets consist of trademarks and trade names.

Goodwill and indefinite-lived intangible assets are not amortized, but instead are evaluated for impairment at least annually. We perform our annual assessment of impairment during the fourth quarter of our fiscal year, and more frequently if circumstances warrant.

To perform this assessment, we first consider qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit and indefinite-lived intangible assets exceeds their carrying amount. If we conclude that it is more likely than not that the fair value of a reporting unit and indefinite-lived assets does not exceed their carrying amount, we calculate the fair value for the reporting unit and indefinite-lived assets and compare the amount to their carrying amount. If the fair value of a reporting unit and indefinite-lived asset exceeds their carrying amount, the reporting unit and indefinite-lived assets are not considered impaired. If the carrying amount of the reporting unit and indefinite-lived assets exceeds their fair value, the reporting unit and indefinite-lived assets are considered to be impaired and the balance is reduced by the difference between the fair value and carrying amount of the reporting unit and indefinite-lived assets.

We performed a qualitative assessment as of December 31, 2023 to determine whether it was more likely than not that the fair value of the reporting unit and indefinite-lived assets was greater than the carrying value of the reporting unit and indefinite-lived assets. Based on these qualitative assessments, we determined that the fair value of the reporting unit and indefinite-lived assets was more likely than not greater than the carrying value of the reporting unit and indefinite-lived assets.

Estimates and assumptions used to perform the impairment evaluation are inherently uncertain and can significantly affect the outcome of the analysis. The estimates and assumptions we use in the annual impairment assessment included macro-industry trends, market participant considerations, historical profitability, including free cash flows, and forecasted multi-year operating results. Changes in operating results and other assumptions could materially affect these estimates. A considerable amount of management judgment and assumptions are required in performing the impairment tests.

New Accounting Pronouncements

Changes to U.S. GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of accounting standards updates ("ASUs") to the FASB's Accounting Standards Codification.

We consider the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial statements and notes thereto.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to SEC's Disclosure Update and Simplification Initiative. The new guidance is intended to update a variety of disclosure requirements. The effective date for each amendment will be the date on with the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective. Early adoption is prohibited. Upon adoption, this ASU is not expected to have a material impact on the Company's financial statements and related disclosures.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280). The new guidance improves reportable segment disclosures primarily through enhanced disclosures about significant segment expenses and by requiring current annual disclosures to be provided in interim periods. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. Upon adoption, this ASU is not expected to have a material impact on the Company's financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740). The new guidance is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this ASU are effective for annual periods beginning after December 15, 2024. Upon adoption, this ASU is not expected to have a material impact on the Company's financial statements and related disclosures.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Commodity Price Risk

We are exposed to volatility in the prices of commodities used in some of our products and, occasionally, we use cancellable and non-cancellable contracts with our major suppliers for periods of six to 18 months to manage this exposure.

Interest Rate Risk

We are exposed to changes in interest rates related to our outstanding debt. As of December 31, 2023, we had an outstanding balance of $38.3 million. For each one percentage point increase in the interest rate applicable to our outstanding debt, our annual income before taxes would decrease by approximately $0.4 million.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
AAON, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of AAON, Inc. (a Nevada corporation) and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 28, 2024 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2004.

Tulsa, Oklahoma
February 28, 2024

AAON, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31,	
	2023	**2022**
	(in thousands, except share and per share data)	
Assets		
Current assets:		
Cash and cash equivalents	$ 287	$ 5,451
Restricted cash	8,736	498
Accounts receivable, net	138,108	127,158
Inventories, net	213,532	198,939
Contract assets	45,194	15,151
Prepaid expenses and other	3,097	1,919
Total current assets	408,954	349,116
Property, plant and equipment:		
Land	15,438	8,537
Buildings	205,841	169,156
Machinery and equipment	391,366	342,045
Furniture and fixtures	40,787	30,033
Total property, plant and equipment	653,432	549,771
Less: Accumulated depreciation	283,485	245,026
Property, plant and equipment, net	369,947	304,745
Intangible assets, net	68,053	64,606
Goodwill	81,892	81,892
Right of use assets	11,774	7,123
Other long-term assets	816	6,421
Total assets	$ 941,436	$ 813,903
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 27,484	$ 45,513
Accrued liabilities	85,508	78,630
Contract liabilities	13,757	21,424
Total current liabilities	126,749	145,567
Revolving credit facility, long-term	38,328	71,004
Deferred tax liabilities	12,134	18,661
Other long-term liabilities	16,807	11,508
New markets tax credit obligations [1]	12,194	6,449
Commitments and contingencies (Note 18)		
Stockholders' equity:		
Preferred stock, $.001 par value, 5,000,000 shares authorized, no shares issued	—	—
Common stock, $.004 par value, 100,000,000 shares authorized, 81,508,381 and 80,137,776 issued and outstanding at December 31, 2023 and 2022, respectively[2]	326	322
Additional paid-in capital	122,063	98,735
Retained earnings[2]	612,835	461,657
Total stockholders' equity	735,224	560,714
Total liabilities and stockholders' equity	$ 941,436	$ 813,903

[1] Held by variable interest entities (Note 17)

[2] Reflects three-for-two stock split effective August 16, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

AAON, Inc. and Subsidiaries

Consolidated Statements of Income

	Years Ended December 31,		
	2023	**2022**	**2021**
	(in thousands, except share and per share data)		
Net sales	$ 1,168,518	$ 888,788	$ 534,517
Cost of sales	769,498	651,216	396,687
Gross profit	399,020	237,572	137,830
Selling, general and administrative expenses	171,539	110,823	68,598
Gain on disposal of assets	(13)	(12)	(21)
Income from operations	227,494	126,761	69,253
Interest expense, net	(4,843)	(2,627)	(132)
Other income, net	503	399	61
Income before taxes	223,154	124,533	69,182
Income tax provision	45,531	24,157	10,424
Net income	$ 177,623	$ 100,376	$ 58,758
Earnings per share:			
Basic[1]	$ 2.19	$ 1.26	$ 0.75
Diluted[1]	$ 2.13	$ 1.24	$ 0.73
Cash dividends declared per common share[1]:	$ 0.32	$ 0.29	$ 0.25
Weighted average shares outstanding:			
Basic[1]	81,156,114	79,582,480	78,606,298
Diluted[1]	83,295,290	81,145,610	80,593,484

[1] Reflects three-for-two stock split effective August 16, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

AAON, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

| | Common Stock | | Paid-in | Retained | |
	Shares[1]	Amount[1]	Capital	Earnings[1]	Total
			(in thousands)		
Balance at December 31, 2020	78,337	$ 317	$ 5,161	$ 345,387	$ 350,865
Net income	—	—	—	58,758	58,758
Stock options exercised and restricted stock awards granted	935	2	21,146	—	21,148
Share-based compensation	—	—	11,812	—	11,812
Stock repurchased and retired	(480)	(1)	(22,465)	—	(22,466)
Contingent consideration (Note 4)	—	—	66,000	—	66,000
Dividends	—	—	—	(19,947)	(19,947)
Balance at December 31, 2021	78,792	318	81,654	384,198	466,170
Net income	—	—	—	100,376	100,376
Stock options exercised and restricted stock awards granted	1,711	5	23,135	—	23,140
Share-based compensation	—	—	13,700	—	13,700
Stock repurchased and retired	(365)	(1)	(13,754)	—	(13,755)
Contingent consideration (Note 4)	—	—	(6,000)	—	(6,000)
Dividends	—	—	—	(22,917)	(22,917)
Balance at December 31, 2022	80,138	322	98,735	461,657	560,714
Net income	—	—	—	177,623	177,623
Stock options exercised and restricted stock awards granted	1,795	7	33,252	—	33,259
Share-based compensation	—	—	16,384	—	16,384
Stock repurchased and retired	(425)	(3)	(26,308)	—	(26,311)
Dividends	—	—	—	(26,445)	(26,445)
Balance at December 31, 2023	81,508	$ 326	$ 122,063	$ 612,835	$ 735,224

[1]Reflects three-for-two stock split effective August 16, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

AAON, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2023	2022	2021
	(in thousands)		
Operating Activities			
Net income	$ 177,623	$ 100,376	$ 58,758
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	46,468	35,106	30,343
Amortization of debt issuance costs	82	43	43
Amortization of right of use assets	324	324	73
(Recoveries of) provision for credit losses on accounts receivable, net of adjustments	(154)	(72)	43
Provision for excess and obsolete inventories, net of write-offs	1,633	2,740	629
Share-based compensation	16,384	13,700	11,812
Gain on disposition of assets	(13)	(12)	(21)
Foreign currency transaction (gain) loss	(10)	41	(1)
Interest income on note receivable	(21)	(22)	(24)
Deferred income taxes	(6,527)	(13,332)	3,669
Changes in assets and liabilities:			
Accounts receivable	(9,978)	(56,306)	(9,737)
Income taxes	(11,302)	18,195	(1,136)
Inventories	(16,226)	(71,409)	(45,955)
Contract assets	(30,043)	(9,402)	1,886
Prepaid expenses and other long-term assets	(1,048)	(2,367)	1,374
Accounts payable	(18,316)	11,574	10,899
Contract liabilities	(7,667)	13,882	(229)
Extended warranties	2,600	1,314	447
Accrued liabilities and other long-term liabilities	15,086	16,945	(1,690)
Net cash provided by operating activities	158,895	61,318	61,183
Investing Activities			
Capital expenditures	(104,294)	(54,024)	(55,362)
Cash paid for building (Note 4)	—	(22,000)	—
Cash paid in business combination, net of cash acquired	—	(249)	(103,430)
Proceeds from sale of property, plant and equipment	129	12	19
Acquisition of intangible assets	(5,197)	—	—
Principal payments from note receivable	51	48	54
Net cash used in investing activities	(109,311)	(76,213)	(158,719)
Financing Activities			
Borrowings under revolving credit facility	597,111	225,758	40,000
Payments under revolving credit facility	(629,787)	(194,754)	—
Proceeds from financing obligation, net of issuance costs	6,061	—	—
Payments related to financing costs	(398)	—	—
Principal payments on financing lease	—	(115)	—
Stock options exercised	33,259	23,140	21,148
Repurchase of stock	(25,009)	(12,737)	(20,876)
Employee taxes paid by withholding shares	(1,302)	(1,018)	(1,590)
Dividends paid to stockholders	(26,445)	(22,917)	(19,947)
Net cash (used in) provided by financing activities	(46,510)	17,357	18,735
Net increase (decrease) in cash, cash equivalents and restricted cash	3,074	2,462	(78,801)
Cash, cash equivalents and restricted cash, beginning of year	5,949	3,487	82,288
Cash, cash equivalents and restricted cash, end of year	$ 9,023	$ 5,949	$ 3,487

The accompanying notes are an integral part of these consolidated financial statements.

AAON, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2023

1. Business Description

AAON, Inc. is a Nevada corporation which was incorporated on August 18, 1987. Our operating subsidiaries include AAON, Inc., an Oklahoma corporation, AAON Coil Products, Inc., a Texas corporation, and BASX, Inc., an Oregon corporation (collectively, the “Company”). The consolidated financial statements include our accounts and the accounts of our subsidiaries.

We are engaged in the engineering, manufacturing, marketing, and sale of premium air conditioning and heating equipment consisting of standard, semi-custom, and custom rooftop units, data centers cooling solutions, cleanroom systems, packaged outdoor mechanical rooms, air handling units, makeup air units, energy recovery units, condensing units, geothermal/water-source heat pumps, coils, and controls.

Inflation and Labor Market

In late 2021 and throughout 2022, we witnessed increases in our raw material and component prices. Due to our favorable liquidity position, we continued to make strategic purchases of materials when we see opportunities. We continue to manage the increase in the cost of raw materials through price increases for our products. We have also experienced supply chain challenges related to specific manufacturing parts, which we have managed through our strong vendor relationships as well as expanding our list of vendors.

Additionally, we continue to experience challenges in a tight labor market, especially the hiring of both skilled and unskilled production labor. We have implemented the following wage increases to remain competitive and to attract and retain employees:

- In March 2021, we awarded annual merit raises for an overall 5.0% increase to wages.
- In July 2021, we increased starting wages for our production workforce by 7.0%.
- In October 2021, we implemented a cost of living increase of 3.5% in place for all employees below our Senior Leadership Team ("SLT"), which consists of officers and key members of management.
- In March 2022, we awarded annual merit raises for an overall 3.0% increase to wages.
- In October 2022, we implemented a cost of living increase of 3.5% in place for all employees below the SLT level.
- In March 2023, we awarded annual merit raises for an overall 3.9% increase to wages.

We will continue to implement human resource initiatives to retain and attract labor to further improve productivity and production efficiencies.

Despite efforts to mitigate the impact of inflation, supply chain issues and the tight labor market, future disruptions, while temporary, could negatively impact our consolidated financial position, results of operations and cash flows.

First Quarter 2021 Planned Maintenance and Adverse Weather

During the fourth quarter of 2020, we made the strategic decision to shut down our Tulsa, OK and Longview, TX manufacturing facilities to perform planned and necessary maintenance during the last week of December 2020 as well several days in early January 2021.

In February 2021, record-breaking winter storms affected Oklahoma and Texas, causing sustained below freezing temperatures, hazardous driving conditions, rolling blackouts, water main breaks, and a host of other weather related issues. In addition to significant absenteeism as a result of employees being unable to travel to and from work due to inadequate transportation and/or hazardous road conditions, the Company made the decision to shut down the Tulsa, OK and Longview, TX plants for several days. This decision was based on the expected employee absenteeism, as well as the expected rolling blackouts caused by the increased demand on the electrical and natural gas power grids.

WH Series and WV Series Water Source Heat Pump Units

As part of the normal course of business, management continually monitors the profitability of the Company's various product series offerings. During the third quarter of 2022, management made the decision to no longer produce our small packaged geothermal/water-source heat pump units consisting of the WH Series horizontal configuration and WV Series vertical configuration, from one-half to 12 1/2 tons ("WH/WV"). These WH/WV units were produced solely out of the AAON Oklahoma facility. Production of the remaining WH/WV backlog was completed during the second quarter 2023.

Change in Estimate

During the first quarter of 2022, a review of the Company's useful lives for certain sheet metal manufacturing equipment at our Longview, Texas facilities resulted in a change in estimate that increased the useful lives from between ten and twelve years to fifteen years. This determination was based on recent and estimated future production levels as well as management's knowledge of the equipment and historical and future use of the equipment. The change in estimate was made prospectively and resulted in a decrease to depreciation expense within cost of sales on our consolidated statements of income of $1.8 million during the year ended December 31, 2022.

We do not believe the impact of these events had a material adverse effect on our consolidated financial position, results of operations and cash flows.

2. Summary of Significant Accounting Policies

Principles of Consolidation

These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Our financial statements also consolidate all of our affiliated entities in which we have a controlling financial interest. Because we hold certain rights that give us the power to direct the activities of five variable interest entities ("VIEs") (Note 17) that most significantly impact the VIEs economic performance, combined with a variable interest that gives us the right to receive potentially significant benefits or the obligation to absorb potentially significant losses, we have a controlling financial interest in those VIEs.

On December 10, 2021, we closed on the acquisition of all of the issued and outstanding equity ownership of BASX, LLC, doing business as BASX Solutions (Note 4). On December 29, 2021, BASX, LLC converted to a C-Corporation, BASX, Inc. ("BASX"), and is subject to income tax. We have included the results of BASX's operations in our consolidated financial statements beginning December 11, 2021.

Cash and Cash Equivalents

We consider all highly liquid temporary investments with original maturity dates of three months or less to be cash equivalents. Cash and cash equivalents consist of bank deposits and highly liquid, interest-bearing money market funds.

The Company's cash and cash equivalents are held in a few financial institutions in amounts that exceed the insurance limits of the Federal Deposit Insurance Corporation. However, management believes that the Company's counterparty risks are minimal based on the reputation and history of the institutions selected.

Restricted Cash

Restricted cash held at December 31, 2023 and December 31, 2022 consists of bank deposits and highly liquid, interest-bearing money market funds held for the purpose of the Company's qualified New Markets Tax Credit programs (Note 17) to benefit an investment in plant and equipment to facilitate the expansion of our Longview, Texas manufacturing operations.

The Company's restricted cash is held in financial institutions in amounts that exceed the insurance limits of the Federal Deposit Insurance Corporation. However, management believes that the Company's counterparty risks are minimal based on the reputation and history of the institutions selected.

Accounts and Note Receivable

Accounts and note receivable are stated at amounts due from customers, net of an allowance for credit losses. We generally do not require that our customers provide collateral; however, our billings and customer payment terms can vary based on product type as a way to manage collections risk. The Company determines its allowance for credit losses by considering a number of factors, including the credit risk of specific customers, the customer's ability to pay current obligations, historical trends, economic and market conditions, and the age of the receivable. Accounts are considered past due when the balance has been outstanding for ninety days past negotiated credit terms. Past due accounts are generally written-off against the allowance for credit losses only after all collection attempts have been exhausted.

Concentration of Credit Risk

Our customers are concentrated primarily in the domestic commercial and industrial new construction and replacement markets. To date, our sales have been primarily to the domestic market, with foreign sales accounting for approximately 3.4%, 3.1%, and 3.0% of revenues for the years ended December 31, 2023, 2022, and 2021, respectively.

For the years-ended December 31, 2023, 2022, and 2021, Texas AirSystems accounted for approximately 13.8%, 12.4%, and 11.7% of our sales, respectively. Through portfolio groups, Meriton has an ownership interest in Texas AirSystems and certain other of our sales representatives. The aggregate sales percentages through Meriton-affiliated groups that are in addition to Texas AirSystems' sales for the years-ended December 31, 2023, 2022 and 2021 accounted for an additional 2.3%, 1.4% and 2.7%, respectively. Two other similar groups, Ambient and Hobbs/Insight, share common ownership of some of our other sales representatives through portfolio groups and for the year-ended December 31, 2023, aggregate sales through their portfolio groups accounted for approximately 11.5% and 10.2% of our sales, respectively. Sales through the portfolio groups of either Ambient or Hobbs/Insight did not account for 10% or more of our sales for any years-ended prior to December 31, 2023.

As of December 31, 2023 and 2022, Texas AirSystems accounted for approximately 13.5% and 12.3%, of our accounts receivable balance, respectively. The aggregate percentages through Meriton-affiliated groups that are in addition to Texas AirSystems' accounts receivable as of December 31, 2023 and 2022, accounted for an additional 2.0% and 3.2%, respectively. Two other similar groups, Ambient and Hobbs/Insight, aggregate percentages through their portfolio groups accounted for approximately 16.8% and 11.5% of our accounts receivable as of December 31, 2023, respectively. Accounts receivables of the portfolio groups did not account for 10% or more of our accounts receivable as of December 31, 2022, except for Ambient's aggregate percentage of approximately 10.9%.

Inventories

Inventories are valued at the lower of cost or net realizable value using the first-in, first-out ("FIFO") or average cost method. Cost in inventory includes purchased parts and materials, direct labor and applied manufacturing overhead. We establish an allowance for excess and obsolete inventories based on product line changes, the feasibility of substituting parts and the need for supply and replacement parts.

Property, Plant and Equipment

Property, plant, and equipment, including significant improvements, are recorded at cost, net of accumulated depreciation; except for property, plant, and equipment acquired in a business combination which is recorded at fair value. Repairs and maintenance and any gains or losses on disposition are included in operations.

Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings and leasehold improvements	3 - 40 years
Machinery and equipment	3 - 20 years
Furniture and fixtures	3 - 15 years

Business Combinations

The Company applies the acquisition method of accounting for business acquisitions. The results of operations of the businesses acquired by the Company are included as of the respective acquisition date. The acquisition date fair value of the consideration transferred, including the fair value of any contingent consideration, is allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. To the extent the acquisition date fair value of the consideration transferred exceeds the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed, such excess is allocated to goodwill. The Company may adjust the preliminary purchase price allocation, as necessary, as it obtains more information regarding asset valuations and liabilities assumed that existed but were not available at the acquisition date, which is generally up to one year after the acquisition closing date. Acquisition related expenses are recognized separately from the business combination and are expensed as incurred.

Fair Value Financial Instruments and Measurements

The carrying amounts of cash and cash equivalents, receivables, accounts payable, and accrued liabilities approximate fair value because of the short-term maturity of the items. The carrying amount of the Company's revolving line of credit, and other payables, approximate their fair values either due to their short term nature, the variable rates associated with the debt or based on current rates offered to the Company for debt with similar characteristics.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. Fair value is based upon assumptions that market participants would use when pricing an asset or liability. We use the following fair value hierarchy, which prioritizes valuation technique inputs used to measure fair value into three broad levels:

- Level 1: Quoted prices in active markets for identical assets and liabilities that we have the ability to access at the measurement date.
- Level 2: Inputs (other than quoted prices included within Level 1) that are either directly or indirectly observable for the asset or liability, including (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in inactive markets, (iii) inputs other than quoted prices that are observable for the asset or liability, and (iv) inputs that are derived from observable market data by correlation or other means.
- Level 3: Unobservable inputs for the asset or liability including situations where there is little, if any, market activity for the asset or liability. Items categorized in Level 3 include the estimated fair values of intangible assets, contingent consideration, and goodwill acquired in a business combination.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall into different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to a fair value measurement requires judgment, considering factors specific to the asset or liability.

Software Development Costs

We capitalize costs incurred to purchase or develop software for internal use. Internal-use software development costs are capitalized during the application development stage. These capitalized costs are reflected in intangible assets, net on the consolidated balance sheets and are amortized over the estimated useful life of the software. The useful life of our internal-use software development costs is generally 1-6 years.

Definite-Lived Intangible Assets

Our definite-lived intangible assets include various trademarks, service marks, and technical knowledge acquired in business combinations (Note 4) or asset acquisition. We amortize our definite-lived intangible assets on a straight-line basis over the estimated useful lives of the assets. We evaluate the carrying value of our amortizable intangible assets for potential impairment when events and circumstances warrant such a review.

Amortization is computed using the straight-line method over the following estimated useful lives:

Intellectual property	6 - 30 years
Customer relationships	14 years

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of the consideration paid for the acquired businesses over the fair value of the individual assets acquired, net of liabilities assumed. Goodwill at December 31, 2023 is expected to be tax deductible in future periods. Indefinite-lived intangible assets consist of trademarks, trade names, and internal-use software. Goodwill and indefinite-lived intangible assets are not amortized, but instead are evaluated for impairment at least annually. We perform our annual assessment of impairment during the fourth quarter of our fiscal year, and more frequently if circumstances warrant.

To perform this assessment, we first consider qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit and indefinite-lived intangible assets exceeds their carrying amount. If we conclude that it is more likely than not that the fair value of a reporting unit and indefinite-lived assets does not exceed their carrying amount, we calculate the fair value for the reporting unit and indefinite-lived assets and compare the amount to their carrying amount. If the fair value of a reporting unit and indefinite-lived asset exceeds their carrying amount, the reporting unit and indefinite-lived assets are not considered impaired. If the carrying amount of the reporting unit and indefinite-lived assets exceeds their fair value, the reporting unit and indefinite-lived assets are considered to be impaired and the balance is reduced by the difference between the fair value and carrying amount of the reporting unit and indefinite-lived assets.

We performed a qualitative assessment as of December 31, 2023 to determine whether it was more likely than not that the fair value of the reporting unit and indefinite-lived assets was greater than the carrying value of the reporting unit and indefinite-lived assets. Based on these qualitative assessments, we determined that the fair value of the reporting unit and indefinite-lived assets was more likely than not greater than the carrying value of the reporting unit and indefinite-lived assets.

Estimates and assumptions used to perform the impairment evaluation are inherently uncertain and can significantly affect the outcome of the analysis. The estimates and assumptions we use in the annual impairment assessment included market participant considerations and future forecasted operating results. Changes in operating results and other assumptions could materially affect these estimates. A considerable amount of management judgment and assumptions are required in performing the impairment tests.

The changes in the carrying amount of goodwill were as follows:

| | Years Ended December 31, | |
	2023	2022
	(in thousands)	
Balance, beginning of period	$ 81,892	$ 85,727
Additions due to acquisitions	—	—
Decreases due to acquisition adjustments (Note 4)	—	(3,835)
Balance, end of period	81,892	81,892

The acquisition adjustments were recorded during the first quarter of 2022. The revisions were the result of the finalization of our preliminary estimates and third party valuation models related to the acquisition of BASX (Note 4) in 2021. The impact of such revisions on consolidated net income were not significant.

Contingent Consideration

As part of a business combination, we agreed to issue shares of the Company's common stock based on certain milestones in accordance with the acquisition agreement. This contingent consideration is valued at fair value on the acquisition date and is included in additional paid-in capital on the consolidated balance sheets.

Impairment of Long-Lived Assets

We review long-lived assets for possible impairment when events or changes in circumstances indicate, in management's judgment, that the carrying amount of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset or asset group to its estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the undiscounted cash flows are less than the carrying amount of the asset or asset group, an impairment loss is recognized for the amount by which the carrying amount of the asset or asset group exceeds its fair value.

Research and Development

The costs associated with research and development for the purpose of developing and improving new products are expensed as incurred. For the years ended December 31, 2023, 2022, and 2021 research and development costs amounted to approximately $43.7 million, $46.8 million, and $16.6 million, respectively. The significant increase for the year ended December 31, 2022 was related to the inclusion of a full year of operations of BASX (Note 4), as well as our commitment to product performance and innovation.

Advertising

Advertising costs are expensed as incurred and included in selling, general, and administrative expenses on our consolidated statement of income. Advertising expense for the years ended December 31, 2023, 2022, and 2021 was approximately $2.6 million, $2.4 million, and $1.6 million, respectively.

Shipping and Handling

We incur shipping and handling costs in the distribution of products sold that are recorded in cost of sales. Shipping charges that are billed to the customer are recorded in revenues and as an expense in cost of sales. For the years ended December 31, 2023, 2022, and 2021 shipping and handling fees amounted to approximately $29.0 million, $24.4 million, and $14.4 million, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. Excess tax benefits and deficiencies are reported as an income tax benefit or expense on the statement of income and are treated as discrete items to the income tax provision in the reporting period in which they occur. We establish accruals for unrecognized tax positions when it is more likely than not that our tax return positions may not be fully sustained. The Company records a valuation allowance for deferred tax assets when, in the opinion of management, it is more likely than not that deferred tax assets will not be realized.

Share-Based Compensation

The Company recognizes expense for its share-based compensation based on the fair value of the awards that are granted. The Company's share-based compensation plans provide for the granting of stock options, restricted stock, and performance stock units ("PSUs"). In conjunction with the acquisition of BASX (Note 4), we awarded performance awards to key employees ("Key Employee Awards") of BASX.

The fair values of stock options are estimated at the date of grant using the Black-Scholes-Merton option valuation model. The fair value of the PSUs is estimated on the date of grant using the Monte Carlo Model. The use of the Black-Scholes-Merton option valuation model and the Monte Carlo Model requires the input of subjective assumptions such as: the expected volatility, the expected term of the grant, expected market performance, risk-free rate, and expected dividend yield for stock options. The fair value of restricted stock awards and Key Employee Awards is based on the fair market value of AAON common stock on the respective grant dates. The fair value of restricted stock awards is reduced for the present value of dividends. The Key Employee Awards and PSUs do not accrue dividends.

Share-based compensation expense is recognized on a straight-line basis over the service period of the related share-based compensation award. Historically, stock options and restricted stock awards, granted to employees, vested at a rate of 20% per year. Restricted stock awards granted to directors historically vest over the shorter of directors' remaining elected term or one-third each year. Beginning March 2021, all new grants of stock options and restricted stock awards granted to employees, vest at a rate of 33.3% per year. Forfeitures are accounted for as they occur.

Historically, if the employee or director is retirement eligible (as defined by the Long Term Incentive Plans) or becomes retirement eligible during service period of the related share-based compensation award, the service period is the lesser of 1) the grant date, if retirement eligible on grant date, or 2) the period between grant date and retirement eligible date. All share-based compensation awards granted on or after March 1, 2020 to retirement eligible employees or directors contain a one-year employment requirement (minimum service period) or the entire award is forfeited. Forfeitures are accounted for as they occur.

The PSUs cliff vest at the end of their respective service period. Share-based compensation expense is recognized on a straight-line basis over the service period of PSUs. The PSUs are subject to several service and market conditions, as defined by the PSU agreement, which allows the holder to retain a pro-rata amount of awards as a result of certain termination conditions, retirement, change in common control, or death. Forfeitures are accounted for as they occur.

The Key Employee Awards cliff vest on December 31, 2023. Share-based compensation expense is recognized on a straight-line basis over the service period of the Key Employee Awards when it is probable that the performance conditions will be satisfied. The Key Employee Awards are subject to several service and performance conditions, as defined by the Key Employee Award agreement, which allows the holder to retain an amount of the awards as a result of certain termination conditions or change in common control. Forfeitures are accounted for as they occur.

Derivative Instruments

In the course of normal operations, the Company occasionally enters into contracts such as forward priced physical contracts for the purchase of raw materials that qualify for and are designated as normal purchase or normal sale contracts. Such contracts are exempted from the fair value accounting requirements and are accounted for at the time product is purchased or sold under the related contract. The Company does not engage in speculative transactions, nor does the Company hold or issue financial instruments for trading purposes.

Revenue Recognition

Due to the highly customized nature of many of the Company's products and each product not having an alternative use to the Company without significant costs to the Company, the Company recognizes revenue over time as progress is made toward satisfying the performance obligations of each contract. The Company has formal cancellation policies and generally does not accept returns on these units. As a result, many of the Company's products do not have an alternative use and therefore, for these products we recognize revenue over the time it takes to produce the unit.

Contract costs include direct materials, direct labor, installation, freight and delivery, commissions and royalties. Other costs not related to contract performance, such as indirect labor and materials, small tools and supplies, operating expenses, field rework and back charges are charged to expense as incurred. Provisions for estimated losses on contracts in progress are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income, and are estimated and recognized by the

Company throughout the life of the contract. The aggregate of costs incurred and income recognized on uncompleted contracts in excess of billings is shown as a contract asset within our consolidated balance sheets, and the aggregate of billings on uncompleted contracts in excess of related costs incurred and income recognized is shown as a contract liability within our consolidated balance sheets.

For all other products that are part sales or standardized units, the Company recognizes revenue, presented net of sales tax, when it satisfies the performance obligation in its contracts. As the primary performance obligation in such a contract is delivery of the requested manufactured equipment, we satisfy the performance obligation when the control is passed to the customer, generally at time of shipment. Final sales prices are fixed based on purchase orders.

Sales allowances and customer incentives are treated as reductions to sales and are provided for based on historical experiences and current estimates.

Historically, sales of our products were moderately seasonal with the peak period being May-October of each year due to timing of construction projects being directly related to warmer weather. However, in recent years, given the increases in demand of our product and increases in our backlog, sales has become more constant throughout the year.

Product Warranties

A provision is made for the estimated cost of maintaining product warranties to customers at the time the product is sold based upon historical claims experience by product line. The Company records a liability and an expense for estimated future warranty claims based upon historical experience and management's estimate of the level of future claims. Changes in the estimated amounts recognized in prior years are recorded as an adjustment to the liability and expense in the current year.

The Company also sells extended warranties on parts for various lengths of time ranging from six months to 10 years. Revenue for these separately priced warranties is deferred and recognized on a straight-line basis over the separately priced warranty period.

Representatives and Third Party Products

We are responsible for billings and collections resulting from all sales transactions, including those initiated by our independent manufacturer representatives ("Representatives"). Representatives are national companies that are in the business of providing heating, ventilation, and air conditioning ("HVAC") units and other related products and services to customers. The end user customer orders a bundled group of products and services from the Representative and expects the Representative to fulfill the order. These other related products and services may include controls purchased from another manufacturer to operate the unit, start-up services, and curbs for supporting the unit ("Third Party Products"). All are associated with the purchase of a HVAC unit but may be provided by the Representative or another third party. Only after the specifications are agreed to by the Representative and the customer, and the decision is made to use an AAON HVAC unit, will we receive notice of the order. We establish the amount we must receive for our HVAC unit ("minimum sales price"), but do not control the total order price that is negotiated by the Representative with the end user customer. The Representatives submit the total order price to us for invoicing and collection. The total order price includes our minimum sales price and an additional amount which may include both the Representatives' fee and amounts due for additional products and services required by the customer. The Company is considered the principal for the equipment we design and manufacture and records that revenue gross. The Company has no control over the Third Party Products to the end customer and the Company is under no obligation related to the Third Party Products. Amounts related to Third Party Products are not recognized as revenue but are recorded as a liability and are included in accrued liabilities on the consolidated balance sheets.

The Representatives' fee and Third Party Products amounts ("Due to Representatives") are paid only after all amounts associated with the order are collected from the customer. The amount of payments to our Representatives was $59.2 million, $39.1 million, and $43.9 million for each of the years ended December 31, 2023, 2022, and 2021, respectively.

Insurance Reserves

Under the Company's insurance programs, coverage is obtained for significant liability limits as well as those risks required to be insured by law or contract. It is the policy of the Company to self-insure a portion of certain expected losses related primarily to workers' compensation and medical liability. Provisions for losses expected under these programs are recorded based on the Company's estimates of the aggregate liabilities for the claims incurred.

Leases

New leases entered into by the Company are assessed at lease inception for proper lease classification. At December 31, 2023 and 2022, all of our leases are classified as operating leases.

We have entered into various short-term operating leases with an initial term of twelve months or less. These leases are not recorded on our consolidated balance sheets as of December 31, 2023 and 2022, and the rent expense for these short-term leases is not significant.

As our leases do not provide an implicit interest rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Our incremental borrowing rate represents the interest rate which we would pay to borrow an amount equal to the lease payments over a similar term in a similar economic environment.

Expense related to these leases is recognized on straight-line basis over the lease term. Certain of our leases contain escalating lease payments based on predefined increases. Most leases contain options to renew or terminate. Right-of-use assets and lease liabilities reflect only the options which the Company is reasonably certain to exercise.

The Company's leases generally require us to pay for insurance, taxes, utilities, and other operating costs. These payments are not included in the right-of-use asset or lease liability and are expensed as incurred.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because these estimates and assumptions require significant judgment, actual results could differ from those estimates and could have a significant impact on our results of operations, financial position, and cash flows. We reevaluate our estimates and assumptions as needed, but at a minimum on a quarterly basis. The most significant estimates include, but are not limited to, inventory valuation, inventory reserves, warranty accrual, workers' compensation accrual, medical insurance accrual, income taxes, useful lives of property, plant, and equipment, estimated future use of leased property, share-based compensation, revenue percentage of completion and estimated costs to complete. Actual results could differ materially from those estimates.

3. Revenue Recognition

The following tables show disaggregated net sales by reportable segment (Note 22) by major source, net of intercompany sales eliminations.

	AAON Oklahoma		**AAON Coil Products**		**BASX**		**Total**	
					Year Ended December 31, 2023			
					(in thousands)			
Rooftop Units	$	804,254	$	—	$	—	$	804,254
Condensing Units		61		42,739		—		42,800
Air Handlers		—		44,040		17,790		61,830
Outdoor Mechanical Rooms		208		298		—		506
Cleanroom Systems		—		—		45,191		45,191
Data Center Cooling Solutions		—		8,247		93,052		101,299
Water-Source Heat Pumps		3,128		12,770		—		15,898
Part Sales		66,413		6		1,277		67,696
Other		23,855		4,220		969		29,044
	$	897,919	$	112,320	$	158,279	$	1,168,518

	AAON Oklahoma		**AAON Coil Products**		**BASX**		**Total**	
					Year Ended December 31, 2022			
					(in thousands)			
Rooftop Units	$	579,363	$	—	$	—	$	579,363
Condensing Units		302		46,287		—		46,589
Air Handlers		—		47,442		14,434		61,876
Outdoor Mechanical Rooms		612		855		—		1,467
Cleanroom Systems		—		—		47,020		47,020
Data Center Cooling Solutions		—		—		53,522		53,522
Water-Source Heat Pumps		11,529		8,797		—		20,326
Part Sales		52,927		—		671		53,598
Other		19,112		3,909		2,006		25,027
	$	663,845	$	107,290	$	117,653	$	888,788

	AAON Oklahoma		**AAON Coil Products**		**BASX[1]**		**Total**	
					Year Ended December 31, 2021			
					(in thousands)			
Rooftop Units	$	398,461	$	—	$	—	$	398,461
Condensing Units		762		25,989		—		26,751
Air Handlers		—		26,589		95		26,684
Outdoor Mechanical Rooms		820		464		—		1,284
Cleanroom Systems		—		—		2,288		2,288
Data Center Cooling Solutions		—		—		1,688		1,688
Water-Source Heat Pumps		10,831		10,343		—		21,174
Part Sales		41,127		1		—		41,128
Other		11,844		3,203		12		15,059
	$	463,845	$	66,589	$	4,083	$	534,517

[1] BASX was acquired on December 10, 2021. We have included the results of BASX's operations in our consolidated financial statements beginning December 11, 2021.

Other sales include freight, extended warranties and miscellaneous revenue.

4. Business Combination

On November 18, 2021, the Company entered into a membership interest purchase agreement (the "MIPA Agreement") to acquire of all of the issued and outstanding equity ownership of BASX, LLC, an Oregon limited liability company, doing business as BASX Solutions. We closed this transaction on December 10, 2021 for a purchase price of (i) $100.0 million payable in cash (not including working capital adjustments), and (ii) up to $80.0 million in the aggregate of contingent consideration payable in shares of the Company's stock, par value $0.004 per share (the "Shares").

The $80.0 million of contingent consideration payable consists of $78.0 million payable to the former owners of BASX, LLC and $2.0 million payable to key employees of BASX, LLC whom are now employed by the Company. The potential future issuance of the Shares is contingent upon BASX meeting certain post-closing earn-out milestones during each of 2021, 2022, and 2023 under the terms of the MIPA Agreement (Note 16). The Company funded the acquisition cash portion of the purchase price and related transaction costs with cash on hand.

Additionally, as a condition to closing, the Company entered into a real estate purchase agreement with BASX Properties, LLC, an affiliate of BASX, LLC, to acquire the principal real property and improvements utilized by BASX for an additional $22.0 million, in cash, subject to customary closing conditions and adjustments. The Company closed this real estate transaction on May 31, 2022, which terminated the related lease (Note 5).

We applied pushdown accounting, allowable under ASC 805 "Business Combinations," to "pushdown" our stepped-up basis in the assets acquired and liabilities assumed to BASX's subsidiary financial statements. The decision to apply pushdown accounting is irrevocable. We incurred $4.4 million in transaction fees related to the acquisition which are included in selling, general, and administrative expenses on our consolidated statement of income for the year ended December 31, 2021.

Pro Forma Results of Operations (unaudited)

The operations of BASX have been included in our consolidated statements of income since the closing date on December 10, 2021. The following unaudited pro forma consolidated results of operations for the year ended December 31, 2021 are presented as if the combination had been made on January 1, 2021 and reflects the three-for-two stock split effective August 16, 2023.

	(unaudited)	
	Year ended December 31, 2021	
	(in thousands, except per share data)	
Revenues	$	611,158
Net income		63,491
Earnings per share:		
Basic	$	0.80
Dilutive	$	0.78

These unaudited pro forma results include adjustments necessary in connection with the acquisition.

The unaudited consolidated pro forma financial information was prepared in accordance with GAAP and is not necessarily indicative of the results of operations that would have occurred if the acquisition had been completed on the date indicated, nor is it indicative of the future operating results of the Company.

The unaudited pro forma results do not reflect events that either have occurred or may occur after the acquisition date, including, but not limited to, the anticipated realization of operating synergies in subsequent periods. These results also do not give effect to certain charges that the Company expects to incur in connection with the acquisition, including, but not limited to, additional professional fees and employee integration.

5. Leases

The Company has lease arrangements for certain administrative, manufacturing and warehousing facilities and equipment. All leases are classified as operating leases.

| | Balance Sheet Classification | December 31, | |
		2023	2022
		(in thousands)	
Right-of-use assets	Right of use assets	$ 11,774	$ 7,123
Current lease liability	Accrued liabilities	2,021	1,254
Noncurrent lease liability	Other long-term liabilities	10,201	5,993

Since 2018, the Company has leased the manufacturing, engineering and office space used by our operations in Parkville, Missouri. In October 2022, the Parkville, Missouri lease was amended to expand our manufacturing and office space from 51,000 square feet to 86,000 square feet. The amended lease will provide for 31,000 square feet of additional manufacturing and engineering space and for 4,000 square feet of additional office space. The amended lease extends the lease term through December 31, 2032.

Through the acquisition of BASX (Note 4), we acquired various leases for plant/office space and equipment, which were classified as operating leases. Through May 2022, BASX's manufacturing and office facility in Redmond, Oregon was leased from a related party (Note 21). On May 31, 2022, we completed the real estate transaction discussed in Note 4 and the associated operating lease was terminated.

In November 2022, the Company entered into a lease arrangement for additional storage facilities in Tulsa, Oklahoma to support our operations. The lease will add an additional 198,000 square feet to our operations. In January 2024, we amended the lease for an additional 157,550 square feet for operations and parts distribution. The amended lease term will expire November 30, 2029.

We also lease several properties near our Redmond location. In the aggregate, these leases contain approximately 104,500 square feet of additional warehouse space. These leases have expiring terms from February 2025 to November 2033.

In July 2023, the Company entered into a lease agreement with a start date of September 1, 2023, for land and approximately 72,000 square feet of facilities in Redmond, Oregon to support our manufacturing operations. The lease term is approximately five years with additional renewal options.

Total undiscounted future lease payments are as follows:

	(in thousands)
2024	$ 2,647
2025	2,329
2026	1,353
2027	1,393
2028	1,339
Thereafter	6,254

6. Accounts Receivable

Accounts receivable and the related allowance for credit losses are as follows:

	December 31,		
	2023		**2022**
	(in thousands)		
Accounts receivable	$	138,431	$	127,635
Less: Allowance for credit losses		(323)		(477)
Total, net	$	138,108	$	127,158

	Years Ended December 31,		
	2023	**2022**	**2021**
Allowance for credit losses:	*(in thousands)*		
Balance, beginning of period	$ 477	$ 549	$ 506
Provisions for expected credit losses, net of adjustments	(142)	359	43
Accounts receivable written off, net of recoveries	(12)	(431)	—
Balance, end of period	$ 323	$ 477	$ 549

7. Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined by the first-in, first-out ("FIFO") method. We establish an allowance for excess and obsolete inventories based on product line changes, the feasibility of substituting parts and the need for supply and replacement parts.

The components of inventories and the related changes in the allowance for excess and obsolete inventories are as follows:

	December 31,		
	2023		**2022**
	(in thousands)		
Raw materials	$	211,259	$	194,159
Work in process		5,523		3,501
Finished goods		2,910		5,806
		219,692		203,466
Less: Allowance for excess and obsolete inventories		(6,160)		(4,527)
Total, net	$	213,532	$	198,939

	Years Ended December 31,		
	2023	**2022**	**2021**
Allowance for excess and obsolete inventories:	*(in thousands)*		
Balance, beginning of period	$ 4,527	$ 1,787	$ 3,261
Provisions for excess and obsolete inventories	5,480	2,852	629
Inventories written off	(3,847)	(112)	(2,103)
Balance, end of period	$ 6,160	$ 4,527	$ 1,787

We continuously evaluate our inventory parts and write off inventory when no alternative use can be found. During the third quarter of 2022, we made the decision to no longer produce our small packaged geothermal/water-source heat pump units consisting of the WH Series horizontal configuration and WV Series vertical configuration. As a result, we have increased our provision for excess and obsolete inventory and written off certain related components and parts that cannot be used in other products or sold through our parts business.

8. Intangible Assets

Our intangible assets consist of the following:

		December 31,		
		2023		**2022**
Definite-lived intangible assets		*(in thousands)*		
Intellectual property	$	12,450	$	6,295
Customer relationships		47,547		47,547
Capitalized internal-use software		3,323		—
Less: Accumulated amortization		(9,838)		(3,807)
Total, net		53,482		50,035
Indefinite-lived intangible assets				
Trademarks		14,571		14,571
Total intangible assets, net	$	68,053	$	64,606

On April 27, 2022, the Company entered into a purchase and sale agreement with a third-party manufacturer to purchase certain assets to design and manufacture fan wheels for the purchase price of $6.5 million. As of December 31, 2023, approximately $5.5 million is included intangible asset (intellectual property) and approximately $1.0 million is included in property, plant and equipment, respectively, on our consolidated balance sheets.

Amortization expense recorded in cost of sales is as follows:

		Years Ended December 31,				
		2023		**2022**		**2021**
		(in thousands)				
Amortization expense	$	5,331	$	3,599	$	246

Total future amortization expense for finite-lived intangible assets was estimated as follows:

		(in thousands)
2024	$	5,367
2025		4,651
2026		4,651
2027		4,651
2028		4,560
Thereafter		29,081
Total future amortization expense		52,961
Internal-use software projects in process		521
Total	$	53,482

9. Supplemental Cash Flow Information

		Years Ended December 31,				
		2023		**2022**		**2021**
Supplemental disclosures:				*(in thousands)*		
Interest paid	$	4,817	$	2,412	$	—
Income taxes paid, net		63,376		19,293		7,891
Non-cash investing and financing activities:						
Non-cash capital expenditures		287		1,919		(3,714)

10. Warranties

The Company has product warranties with various terms from one year from the date of first use or 18 months for parts, data center cooling solutions, and cleanroom systems to 25 years for certain heat exchangers. The Company has an obligation to replace parts if conditions under the warranty are met. A provision is made for estimated warranty costs at the time the related products are sold based upon the warranty period, historical trends, new products, and any known identifiable warranty issues.

Changes in the warranty accrual are as follows:

		Years Ended December 31,				
		2023		**2022**		**2021**
Warranty accrual:				*(in thousands)*		
Balance, beginning of period	$	15,682	$	13,769	$	13,522
Payments made		(11,274)		(6,584)		(6,734)
Provisions		16,165		8,497		6,351
Assumed in business combination (Note 4)		—		—		630
Balance, end of period	$	20,573	$	15,682	$	13,769
Warranty expense:	$	16,165	$	8,497	$	6,351

11. Accrued Liabilities and Other Long-Term Liabilities

Accrued liabilities were comprised of the following:

		December 31,		
		2023		**2022**
		(in thousands)		
Warranty	$	20,573	$	15,682
Due to representatives		14,428		15,545
Payroll		18,829		11,901
Profit sharing		7,596		5,451
Workers' compensation		338		367
Medical self-insurance		1,460		1,178
Customer prepayments		2,621		3,750
Donations, short-term		381		637
Accrued income taxes		1,170		12,472
Employee vacation time		10,315		6,329
Extended warranties, short-term		2,387		1,330
Lease liability, short-term		2,021		1,254
Other		3,389		2,734
Total	$	85,508	$	78,630

Other long-term liabilities were comprised of the following:

		December 31,		
		2023		**2022**
		(in thousands)		
Lease liability	$	10,201	$	5,993
Extended warranties		6,082		4,539
Donations and other		524		976
Total	$	16,807	$	11,508

12. Revolving Credit Facility

On November 24, 2021, we amended our revolving credit facility to provide for maximum borrowings of $100.0 million, with an option to increase to $200.0 million. On May 27, 2022, we amended our $100.0 million Amended and Restated Loan Agreement dated November 24, 2021 ("Revolver"), to provide for maximum borrowings of $200.0 million. As of December 31, 2023 and December 31, 2022, we had an outstanding balance under the Revolver of $38.3 million and $71.0 million, respectively. We have two standby letters of credit totaling $2.3 million as of December 31, 2023 and one standby letter of credit totaling $0.8 million as of December 31, 2022. Borrowings available under the Revolver at December 31, 2023, were $159.4 million. The Revolver expires on May 27, 2027.

Any outstanding loans under the Revolver bear interest at the daily compounded secured overnight financing rate ("SOFR") plus the applicable margin. Applicable margin, ranging from 1.25% - 1.75%, is determined quarterly based on the Company's leverage ratio. The Company is also subject to letter of credit fees, ranging from 1.25% - 1.75%, and a commitment fee, ranging from 0.10% - 0.20%. The applicable fee percentage is determined quarterly based on the Company's leverage ratio. At December 31, 2023, 2022, and 2021, the weighted average interest rate of our Revolver was 6.3%, 3.0%, and 1.3%, respectively. Fees associated with the unused portion of the committed amount are included in interest expense on our consolidated statements of income and were not material for the years ended December 31, 2023, 2022, and 2021, respectively.

If SOFR cannot be determined pursuant to the definition, as defined by the Revolver agreement, any outstanding effected loans will be deemed to have been converted into alternative base rate ("ABR") loans. ABR loans would bear interest at a rate per annum equal to the highest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Rate in effect on such day plus 0.50%, or (c) daily simple SOFR for a one-month tenor in effect on such day plus 1.00%.

At December 31, 2023, we were in compliance with our financial covenants as defined by the Revolver. These covenants included a financial covenant that we meet certain parameters related to our leverage ratio. At December 31, 2023, our leverage ratio was 0.15 to 1.0, which meets the requirement of not being above 3 to 1.

13. Income Taxes

The provision for income taxes consists of the following:

| | Years Ended December 31, | | |
	2023	2022	2021
	(in thousands)		
Current	$ 52,058	$ 37,489	$ 6,755
Deferred	(6,527)	(13,332)	3,669
Income tax provision	$ 45,531	$ 24,157	$ 10,424

The provision for income taxes differs from the amount computed by applying the statutory Federal income tax rate before the provision for income taxes.

The reconciliation of the Federal statutory income tax rate to the effective income tax rate is as follows:

| | Years Ended December 31, | | |
	2023	2022	2021
Federal statutory rate	21.0 %	21.0 %	21.0 %
State income taxes, net of Federal benefit	3.9 %	4.1 %	1.8 %
Change in valuation allowance	(1.4)%	— %	1.0 %
Excess tax benefits related to share-based compensation (Note 14)	(4.0)%	(2.4)%	(7.8)%
Return to provision	0.2 %	(0.3)%	— %
Non-deductible executive compensation	1.7 %	— %	— %
Research and development tax credits	(1.2)%	(2.1)%	(1.1)%
Other	0.2 %	(0.9)%	0.2 %
Effective tax rate	20.4 %	19.4 %	15.1 %

On May 21, 2021, the State of Oklahoma enacted House Bill 2960, effectively reducing the corporate income tax rate in Oklahoma from 6% to 4%. This resulted in a benefit of $0.8 million included in the table above under State income taxes, net of Federal benefit, for the year ending December 31, 2021.

We have historically earned investment tax credits from the state of Oklahoma's manufacturing property investment program. We use the flow-through method to account for investment tax credits earned on eligible tangible asset expenditures. Under this method, the investment tax credits are recognized as a reduction to our Oklahoma income tax expense in the year they are used. As part of our expansion projects in Oklahoma, we identified a separate, more advantageous Oklahoma credit program (not income tax related) which will cause us to discontinue our accumulation of credits for Oklahoma's manufacturing property investment program after the 2022 tax year.

The Company had investment tax credit carryforwards with a valuation allowance reserved against them as we did not have sufficient taxable income to utilize the carryforwards, in part because we generated more credit each year than we were able to utilize. Because the Company will not generate additional excess credits after our 2022 tax year, we will be able to use our credit carryforwards against future taxable income and the related valuation allowance was reversed resulting in a one-time benefit of $3.1 million to the income tax provision for the year ended December 31, 2023. As of December 31, 2023, we have investment tax credit carryforwards of approximately $3.1 million. These credits have estimated expirations from the year 2039 through 2043.

In accordance with the 2017 Tax Cuts & Jobs Act, under Internal Revenue Code Section 162(m), the tax deduction for covered executives of public companies is limited to $1.0 million per individual. Because of the increase in our stock price and timing of executive stock option exercises this resulted in an increase to the income tax provision of $3.8 million for the year ended December 31, 2023.

We also earn research and development tax credits as defined under Section 41 of the Internal Revenue Code. To qualify for the research and development tax credits, we perform annual studies that identify, document, and support eligible expenses related to qualified research and development activities. Eligible expenses include but are not limited to supplies, materials, contractor expenses and internal employee wages.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

The significant components of the Company's deferred tax assets and liabilities are as follows:

| | December 31, | |
	2023	2022
	(in thousands)	
Deferred income tax assets (liabilities):		
Allowance for credit losses and inventory reserves	$ 1,724	$ 1,337
Warranty accrual	5,462	4,184
Other accruals	3,989	4,814
Share-based compensation	8,560	7,440
Research & development expenses	18,647	11,265
Oklahoma investment credit carryforward	2,306	3,115
Other, net	1,673	2,339
	42,361	34,494
Valuation allowance	—	(3,115)
Net deferred income tax assets	42,361	31,379
Property & equipment	(54,495)	(50,040)
Total deferred income tax liabilities	(54,495)	(50,040)
Net deferred income tax liabilities	$ (12,134)	$ (18,661)

In accordance with the 2017 Tax Cuts & Jobs Act, under Internal Revenue Code Section 174, research and development expenses incurred after December 31, 2021 are required to be capitalized and amortized over 5 years. The amortization requirements for tax purposes is a mid-year convention, meaning that the tax amortization is 10% in the year of acquisition, 20% in the following 4 years, and 10% in the final year.

The amount of income tax that we pay annually is dependent on various factors, including the timing of certain deductions. These deductions can vary from year to year and, consequently, the amount of income taxes paid in future years will vary from the amounts paid in prior years.

We file income tax returns in the U.S., state and foreign income tax jurisdictions. We are subject to U.S. income tax examinations for the tax years 2020 to present, and to non-U.S. income tax examinations for the tax years 2019 to present. In addition, we are subject to state and local income tax examinations for tax years 2019 to present. The Company continues to evaluate its need to file returns in various state jurisdictions. Any interest or penalties would be recognized as a component of income tax expense.

14. Share-Based Compensation

As discussed in Note 16, the Company declared a three-for-two stock split effective August 16, 2023. All share and per share information has been updated to reflect the effect of this stock split.

On May 22, 2007, our stockholders adopted a Long-Term Incentive Plan (as amended, "LTIP") which provided an additional 5.0 million shares that could be granted in the form of stock options, stock appreciation rights, restricted stock awards, performance units, and performance awards. Under the LTIP, the exercise price of shares granted may not be less than 100% of the fair market value at the date of the grant.

On May 24, 2016, our stockholders adopted the 2016 Long-Term Incentive Plan ("2016 Plan") which provides for approximately 13.4 million shares, comprised of 5.1 million new shares provided for under the 2016 Plan, approximately 0.6 million shares that were available for issuance under the previous LTIP that are now authorized for issuance under the 2016 Plan, approximately 3.9 million shares that were approved by the stockholders on May 15, 2018, and an additional 3.8 million shares that were approved by the stockholders on May 12, 2020.

Under the 2016 Plan, shares can be granted in the form of stock options, stock appreciation rights, restricted stock awards, performance awards, dividend equivalent rights, and other awards. Under the 2016 Plan, the exercise price of shares granted may not be less than 100% of the fair market value at the date of the grant. The 2016 Plan is administered by the Compensation Committee of the Board of Directors or such other committee of the Board of Directors as is designated by the Board of Directors (the "Committee"). Membership on the Committee is limited to independent directors. The Committee may delegate certain duties to one or more officers of the Company as provided in the 2016 Plan. The Committee determines the persons to whom awards are to be made, determines the type, size and terms of awards, interprets the 2016 Plan, establishes and revises rules and regulations relating to the 2016 Plan and makes any other determinations that it believes necessary for the administration of the 2016 Plan.

Options

The following weighted average assumptions were used to determine the fair value of the stock options granted on the original grant date for expense recognition purposes for options granted during the years ended December 31, 2023, 2022, and 2021 using a Black Scholes-Merton Model:

		2023		2022		2021
Directors and SLT[1]:						
Expected dividend yield	$	0.32	$	0.25	$	0.25
Expected volatility		37.89 %		36.07 %		35.78 %
Risk-free interest rate		4.39 %		2.31 %		0.51 %
Expected life (in years)		4.0		4.0		4.0
Employees:						
Expected dividend yield	$	0.32	$	0.25	$	0.25
Expected volatility		38.25 %		37.49 %		38.67 %
Risk-free interest rate		4.41 %		2.35 %		0.32 %
Expected life (in years)		3.0		3.0		3.0

[1] Senior Leadership Team ("SLT") consists of officers and key members of management.

The expected term of the options is based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility is based on historical volatility of our stock over time periods equal to the expected life at grant date.

The following is a summary of stock options vested and exercisable as of December 31, 2023:

Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Intrinsic Value
				(in thousands)
$13.95 - 27.58	1,340,919	4.23	$ 24.46	$ 66,278
$28.28 - 37.07	478,793	6.54	31.04	20,509
$37.09 - 69.62	204,713	7.30	48.00	5,291
Total	2,024,425	5.09	$ 28.39	$ 92,078

A summary of option activity under the plans is as follows:

Options	Shares		Weighted Average Exercise Price
Outstanding at December 31, 2022	4,560,520	$	30.14
Granted	329,173		61.14
Exercised	(1,142,640)		29.10
Forfeited or Expired	(127,468)		34.80
Outstanding at December 31, 2023	3,619,585	$	33.09
Exercisable at December 31, 2023	2,024,425	$	28.39

The total pre-tax compensation cost related to unvested stock options not yet recognized as of December 31, 2023 is $8.3 million and is expected to be recognized over a weighted-average period of 1.1 years.

The total intrinsic value of options exercised during the years ended December 31, 2023, 2022, and 2021 was $39.0 million, $16.0 million, and $22.6 million, respectively. The cash received from options exercised during the year ended December 31, 2023, 2022, and 2021 was $33.3 million, $23.1 million, and $21.1 million, respectively. The impact of these cash receipts is included in financing activities in the accompanying consolidated statements of cash flows.

Restricted Stock

The fair value of restricted stock awards is based on the fair market value of AAON common stock on the respective grant dates, reduced for the present value of dividends. At December 31, 2023, unrecognized compensation cost related to unvested restricted stock awards was approximately $4.6 million which is expected to be recognized over a weighted average period of 1.3 years.

A summary of the unvested restricted stock awards is as follows:

Restricted stock	Shares		Weighted Average Grant Date Fair Value
Unvested at December 31, 2022	217,168	$	33.34
Granted	75,499		59.67
Vested	(99,309)		32.76
Forfeited	(6,274)		39.64
Unvested at December 31, 2023	187,084	$	44.07

PSUs

We have awarded performance restricted stock units ("PSUs") to certain officers and employees under our 2016 Plan. Unlike our restricted stock awards, these PSUs are not considered legally outstanding and do not accrue dividends during the vesting period. These PSUs vest based on the level of achievement with respect to the Company's total shareholder return ("TSR") benchmarked against similar companies included in the capital goods sector of the S&P Smallcap 600 Index. The TSR measurement period is three years. At the end of the measurement period, each award will be converted into AAON common stock at 0% to 200% of the PSUs held, depending on overall TSR as compared to the S&P SmallCap 600 Index benchmark companies.

The total pre-tax compensation cost related to unvested PSUs not yet recognized as of December 31, 2023 is $4.3 million and is expected to be recognized over a weighted average period of approximately 1.5 years.

The following weighted average assumptions were used to determine the fair value of the PSUs granted on the original grant date for expense recognition purposes for PSUs granted during the years ended December 31, 2023 and 2022, using a Monte Carlo Model:

	2023	2022	2021
Expected dividend rate	$ 0.32	$ 0.25	$ 0.25
Expected volatility	32.71 %	37.60 %	39.10 %
Risk-free interest rate	4.66 %	2.00 %	0.28 %
Expected life (in years)	2.80	2.80	2.80

The expected term of the PSUs is based on their remaining performance period. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility is based on historical volatility of our stock over time periods equal to the expected life at grant date.

A summary of the unvested PSUs is as follows:

	Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2022	93,982	$ 36.62
Granted	58,130	84.42
Vested	—	—
Forfeited	—	—
Unvested at December 31, 2023[1,2]	152,112	$ 54.88

[1] Consists of 22,222 PSUs cliff vesting December 31, 2023, 71,760 PSUs cliff vesting December 31, 2025, and 58,130 PSUs cliff vesting December 31, 2026.

[2] The 22,222 PSUs cliff vesting December 31, 2023 were approved by the Compensation Committee and issued to holders in February 2024.

Key Employee Awards

Subject to the MIPA Agreement (Note 4), the Company granted awards to key employees of BASX ("Key Employee Awards"). Unlike our restricted stock awards under the 2016 Plan, the Key Employee Awards are not considered legally outstanding and do not accrue dividends during the vesting period. The potential future issuance of the Key Employee Awards is contingent upon BASX meeting certain post-closing earn-out milestones during each of the years ending 2021, 2022, and 2023 as defined by the MIPA Agreement and continued employment with the Company. At the end of the earn-out period, ending December 31, 2023, each eligible Key Employee Award will vest and be converted into AAON common stock. The fair value of Key Employee Awards was based on the fair market value of AAON common stock on the grant date. All pre-tax compensation cost has been recognized as of December 31, 2023.

A summary of the unvested Key Employee Awards is as follows:

	Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2022	39,899	$ 53.45
Granted	—	—
Vested	—	—
Forfeited	—	—
Unvested at December 31, 2023	39,899	$ 53.45

Summary of Share-based Compensation

A summary of share-based compensation is as follows for the years ended December 31, 2023, 2022, and 2021:

Grant date fair value of awards during the period:		2023		2022		2021
				(in thousands)		
Options	$	5,259	$	6,522	$	7,010
PSUs		4,907		2,275		1,622
Restricted stock		4,505		3,671		2,517
Key employee awards		—		—		1,572
Total	$	14,671	$	12,468	$	12,721

Share-based compensation expense:		2023		2022		2021
				(in thousands)		
Options	$	8,810	$	8,585	$	8,724
PSUs		2,561		958		525
Restricted stock		3,977		3,105		2,519
Key employee awards		1,036		1,052		44
Total	$	16,384	$	13,700	$	11,812

Income tax benefit related to share-based compensation:		2023		2022		2021
				(in thousands)		
Options	$	8,138	$	2,715	$	4,571
Restricted stock		720		241		837
Total	$	8,858	$	2,956	$	5,408

15. Employee Benefits

Defined Contribution Plan - 401(k)

We sponsor a defined contribution plan (the "Plan"). Eligible employees may make contributions in accordance with the Plan and IRS guidelines. In addition to the traditional 401(k), eligible employees are given the option of making an after-tax contribution to a Roth 401(k) or a combination of both. The Plan provides for automatic enrollment and for an automatic increase to the deferral percentage at January 1st of each year and each year thereafter. Eligible employees are automatically enrolled in the Plan at a 6.0% deferral rate and currently contributing employees deferral rates will be increased to 6.0% unless their current rate is above 6.0% or the employee elects to decline the automatic enrollment or increase. Administrative expenses are paid for by Plan participants. The Company paid no administrative expenses for the years ended 2023, 2022, and 2021.

The Company matches 175.0% up to 6.0% of employee contributions of eligible compensation. Additionally, Plan participant forfeitures are used to reduce the cost of the Company contributions.

		Years Ended December 31,				
		2023		2022		2021
				(in thousands)		
Contributions, net of forfeitures, made to the defined contribution plan	$	18,264	$	15,475	$	9,724

Profit Sharing Bonus Plans

We maintain a discretionary profit sharing bonus plan under which approximately 10.0% of pre-tax profit from AAON Oklahoma and AAON Coil Products is paid to eligible employees on a quarterly basis in order to reward employee productivity. Eligible employees are regular full-time employees of AAON Oklahoma or AAON Coil Products who are actively employed and working on the first and last days of the calendar quarter and who were employed full-time for at least three full months prior to the beginning of the calendar quarter, excluding the Company's senior leadership team.

BASX has a separate employee incentive program ("EIP"), under which 5.0% of BASX's pre-tax profit, plus certain add backs, is paid ratably to eligible employees based on days-of-pay during the fiscal year. Eligible employees are regular full-time and part-time employees who have worked during the year and are still employed when the EIP payment is made following the end of the fiscal year, excluding members of BASX's senior leadership team and any employee paid commissions or royalties.

	Years Ended December 31,		
	2023	2022	2021
	(in thousands)		
Profit sharing bonus plan and employee incentive plan expense	$ 24,590	$ 14,009	$ 8,526

Employee Medical Plan

At AAON Oklahoma and AAON Coil Products, we self-insure for our employees' health insurance, and make medical claim payments up to certain stop-loss amounts. We estimate our self-insurance liabilities using an analysis provided by our claims administrator and our historical claims experience. Eligible employees are regular full-time employees who are actively employed and working. Participants are expected to pay a portion of the premium costs for coverage of the benefits provided under the Plan. In addition, the Company matches 175.0% of a participating AAON Oklahoma and AAON Coil Products employee's allowed contributions to a qualified health saving account to assist employees with our heath insurance plan deductibles.

BASX is insured for healthcare coverage through a third party. Eligible employees are regular full-time employees who are actively employed and working. Participants are expected to pay a portion of the premium costs for coverage of the benefits provided under the Plans. In addition, the Company contributes certain amounts for BASX's employees enrolled in a high deductible plan to a qualified health savings account to assist employees with health insurance plan deductibles.

	Years Ended December 31,		
	2023	2022	2021
	(in thousands)		
Medical claim payments	$ 14,759	$ 10,459	$ 9,640
Health saving account contributions	4,961	3,862	3,482

16. Stockholders' Equity

Stock Repurchase

The Board has authorized one active stock repurchase programs for the Company. The Company may purchase shares on the open market from time to time. The Board must authorize the timing and amount of these purchases and all repurchases are in accordance with the rules and regulations of the SEC allowing the Company to repurchase shares from the open market.

Our open market repurchase programs are as follows:

Agreement Execution Date	Authorized Repurchase $	Expiration Date
March 13, 2020	$20 million	November 9, 2022
November 3, 2022	$50 million	**[1,2]

[1] Expiration Date is at Board's discretion. The Company is authorized to effectuate repurchases of the Company's common stock on terms and conditions approved in advance by the Board.

[2] As of December 31, 2023, there is approximately $25.0 million remaining under the current stock repurchase program. The remaining amount available is subject to a Board authorized 10b5-1 plan requiring certain market conditions and requirements.

The Company repurchases shares of AAON stock from employees for payment of statutory tax withholdings on stock transactions. All other repurchases from directors or employees are contingent upon Board approval. All repurchases are done at current market prices.

Lastly, the Company also had a stock repurchase arrangement by which employee-participants in our 401(k) Plan were entitled to have shares of AAON stock in their accounts sold to the Company. The 401(k) Plan was amended in June 2022 to discontinue this program. No additional shares have been purchased by the Company under this arrangement since June 2022.

Our repurchase activity is as follows:

	2023			2022			2021		
	(in thousands, except share and per share data)								
Program	Shares[1]	Total $	$ per share[1]	Shares[1]	Total $	$ per share[1]	Shares[1]	Total $	$ per share[1]
Open market	402,873	$ 25,009	$ 62.08	183,168	$ 6,823	$ 37.25	—	$ —	$ —
401(k)	—	—	—	155,904	5,913	37.93	446,658	20,876	46.74
Employees	21,904	1,302	59.44	25,842	1,019	39.43	33,789	1,590	47.06
Total	424,777	$ 26,311	$ 61.94	364,914	$ 13,755	$ 37.69	480,447	$ 22,466	$ 46.76

[1] Reflects three-for-two stock split effective August 16, 2023.

Our repurchase activity since Company inception, including our current authorized stock repurchase programs are as follows:

	Inception to Date		
	(in thousands, except share and per share data)		
Program	Shares[1]	Total $	$ per share[1]
Open market	6,893,924	$ 106,625	$ 15.47
401(k)	12,462,552	171,789	13.78
Directors & employees	3,089,337	24,662	7.98
Total	22,445,813	$ 303,076	$ 13.50

[1] Reflects three-for-two stock split effective August 16, 2023.

Dividends

At the discretion of the Board of Directors, we pay cash dividends. Board approval is required to determine the date of declaration and amount for each cash dividend payment.

Our cash dividends for the three years ended December 31, 2023 are as follows:

Declaration Date[1]	Record Date	Payment Date	Dividend per Share[2]	Annualized Dividend per Share[2]
May 17, 2021	June 3, 2021	July 1, 2021	$0.13	$0.26
November 9, 2021	November 26, 2021	December 17, 2021	$0.13	$0.26
May 18, 2022	June 3, 2022	July 1, 2022	$0.13	$0.26
November 8, 2022	November 28, 2022	December 16, 2022	$0.16	$0.32
March 1, 2023	March 13, 2023	March 31, 2023	$0.08	$0.32
May 18, 2023	June 9, 2023	June 30, 2023	$0.08	$0.32
August 18, 2023	September 8, 2023	September 29, 2023	$0.08	$0.32
November 10, 2023	November 29, 2023	December 18, 2023	$0.08	$0.32

[1] Effective with the cash dividend declared on March 1, 2023 (paid on March 31, 2023), the Company moved from semi-annual cash dividends to quarterly cash dividends.

[2] Reflects three-for-two stock split effective August 16, 2023.

We paid cash dividends of $26.4 million, $22.9 million, and $19.9 million in 2023, 2022, and 2021, respectively.

Stock Split

On July 7, 2023, the Board of Directors declared a three-for-two stock split of the Company's common stock to be paid in the form of a stock dividend. Stockholders of record at the close of business on July 28, 2023 received one additional share for every two shares they held as of that date on August 16, 2023 (ex-dividend date August 17, 2023). Cash was paid in lieu of fractional shares (approximately $0.5 million). All share and per share information has been updated to reflect the effects of this stock split. The retroactive effect of the stock split resulted in approximately $0.1 million reclass between common stock and retained earnings within stockholders' equity on the consolidated balance sheet.

Contingent Shares Issued in BASX Acquisition

As discussed above, the Company declared a three-for-two stock split effective August 16, 2023. All share and per share information has been updated to reflect the effect of the stock split.

On December 10, 2021, we closed on the acquisition of BASX (Note 4). Under the MIPA Agreement, we committed to $78.0 million in the aggregate of contingent consideration to the former owners of BASX, which is payable in approximately 1.56 million shares of AAON stock, par value $0.004 per share. The shares do not accrue dividends.

Under the MIPA Agreement, the potential future issuance of the shares is contingent upon BASX meeting certain post-closing earn-out milestones during each of the years ended 2021, 2022, and 2023. We estimated the fair value of contingent consideration related to these shares to be approximately $60.0 million, which is included in additional paid-in capital on the consolidated balance sheets. As of December 31, 2023, 0.58 million and 0.73 million shares related to the earn-out milestones for the years ended 2022 and 2021, respectively, have been issued to the former owners of BASX as private placements exempt from registration with the SEC under Rule 506(b), which are included in common stock on the consolidated statements of stockholders' equity. No additional shares have been issued subsequent to December 31, 2023.

17. New Markets Tax Credit

2019 New Markets Tax Credit

On October 24, 2019, the Company entered into a transaction with a subsidiary of an unrelated third-party financial institution (the "2019 Investor") and a certified Community Development Entity under a qualified New Markets Tax Credit ("2019 NMTC") program pursuant to Section 45D of the Internal Revenue Code of 1986, as amended, related to an investment in plant and equipment to facilitate the expansion of our Longview, Texas manufacturing operations (the "2019 Project"). In connection with the 2019 NMTC transaction, the Company received a $23.0 million NMTC allocation for the Project and secured low interest financing and the potential for future debt forgiveness related to the 2019 Project.

Upon closing of the 2019 NMTC transaction, the Company provided an aggregate of approximately $15.9 million to the 2019 Investor, in the form of a loan receivable, with a term of twenty-five years, bearing an interest rate of 1.0%. This $15.9 million in proceeds plus capital contributed from the 2019 Investor was used to make an aggregate $22.5 million loan to a subsidiary of the Company. This financing arrangement is secured by equipment at the Company's Longview, Texas facilities and a guarantee from the Company, including an unconditional guarantee of the NMTCs.

This transaction also includes a put/call feature either of which can be exercised at the end of the seven-year compliance period. The 2019 Investor may exercise its put option or the Company can exercise the call, both of which could serve to trigger forgiveness of a portion of the debt. The 2019 Investor's interest of $6.5 million is recorded in New market tax credit obligation on the consolidated balance sheets. The Company incurred approximately $0.3 million of debt issuance costs related to the above transactions, which are being amortized over the life of the transaction.

2023 New Markets Tax Credit

On April 25, 2023, the Company entered into a transaction with a subsidiary of an unrelated third-party financial institution (the "2023 Investor") and a certified Community Development Entity under a qualified New Markets Tax Credit ("2023 NMTC") program pursuant to Section 45D of the Internal Revenue Code of 1986, as amended, related to an investment in plant and equipment to facilitate the expansion of our Longview, Texas manufacturing operations (the "2023 Project"). In connection with the 2023 NMTC transaction, the Company received a $23.0 million NMTC allocation for the 2023 Project and secured low interest financing and the potential for future debt forgiveness related to the expansion of its Longview, Texas facilities.

Upon closing of the 2023 NMTC transaction, the Company provided an aggregate of approximately $16.7 million to the Investor, in the form of a loan receivable, with a term of twenty-five years, bearing an interest rate of 1.0%. This $16.7 million in proceeds plus capital contributed from the 2023 Investor was used to make an aggregate $23.8 million loan to a subsidiary of the Company. This financing arrangement is secured by a guarantee from the Company, including an unconditional guarantee of the NMTCs. The net proceeds from the closing of the 2023 NMTC is included in restricted cash on our consolidated balance sheets required to be used for the 2023 Project.

This transaction also includes a put/call feature either of which can be exercised at the end of the seven-year compliance period. The 2023 Investor may exercise its put option or the Company can exercise the call, both of which could serve to trigger forgiveness of a portion of the debt. The 2023 Investor's interest of $5.7 million is recorded in New market tax credit obligation on the consolidated balance sheets. The Company incurred approximately $0.4 million of debt issuance costs related to the above transactions, which are being amortized over the life of the transaction.

The 2019 Investor and the 2023 Investor are each subject to 100 percent recapture of the 2019 and 2023 NMTC, respectively, it receives for a period of seven years, as provided in the Internal Revenue Code and applicable U.S. Treasury regulations in the event that the financing facility of the Borrower under the transaction (AAON Coil Products, Inc.) becomes ineligible for NMTC treatment per the Internal Revenue Code requirements. The Company is required to be in compliance with various regulations and contractual provisions that apply to the 2019 NMTC arrangements and 2023 NMTC arrangements, respectively. Noncompliance with applicable requirements could result in the 2019 and/or 2023 Investor's projected tax benefits not being realized and, therefore, require the Company to indemnify the 2019 Investor and 2023 Investor for any loss or recapture of the 2019 NMTC and 2023 NMTC, respectively, related to the financing until such time as the recapture provisions have expired under the applicable statute of limitations. The Company does not anticipate any credit recapture will be required in connection with this financing arrangement.

The 2019 Investor and 2023 Investor and its majority owned community development entity are considered VIEs and the Company is the primary beneficiary of the VIEs. This conclusion was reached based on the following:

- the ongoing activities of the VIEs, collecting and remitting interest and fees and NMTC compliance, were all considered in the initial design and are not expected to significantly affect performance throughout the life of the VIE;
- contractual arrangements obligate the Company to comply with NMTC rules and regulations and provide various other guarantees to the Investor and community development entity;
- the 2019 Investor and 2023 Investor lacks a material interest in the underling economics of the project; and
- the Company is obligated to absorb losses of the VIEs.

Because the Company is the primary beneficiary of the VIEs, they have been included in the consolidated financial statements. There are no other assets, liabilities or transaction in these VIEs outside of the financing transactions executed as part of the NMTC arrangement.

2024 New Markets Tax Credit

On February 27, 2024, the Company entered into a transaction with a subsidiary of an unrelated third-party financial institution (the "2024 Investor") and a certified Community Development Entity under a qualified New Markets Tax Credit ("2024 NMTC") program pursuant to Section 45D of the Internal Revenue Code of 1986, as amended, related to an investment in real estate to facilitate the current expansion of our Longview, Texas manufacturing operations (the "Project"). In connection with the 2024 NMTC transaction, the Company received a $15.5 million NMTC allocation for the Project and secured low interest financing and the potential for future debt forgiveness related to the expansion of its Longview, Texas facilities.

Upon closing of the 2024 NMTC transaction, the Company provided an aggregate of approximately $11.0 million to the Investor, in the form of a loan receivable, with a term of twenty-five years, bearing an interest rate of 1.0%. This $11.0 million in proceeds plus capital contributed from the Investor was used to make an aggregate $16.0 million loan to a subsidiary of the Company. This financing arrangement is secured by a guarantee from the Company, including an unconditional guarantee of NMTCs.

This transaction also includes a put/call feature that either of which can be exercised at the end of the seven-year compliance period. The Investor may exercise its put option or the Company can exercise the call, both of which could serve to trigger forgiveness of a portion of the debt.

The 2024 Investor is subject to 100 percent recapture of the 2024 NMTC it receives for a period of seven years, as provided in the Internal Revenue Code and applicable U.S. Treasury regulations in the event that the financing facility of the Borrower under the transaction (AAON Coil Products, Inc.) becomes ineligible for NMTC treatment per the Internal Revenue Code requirements. The Company is required to be in compliance with various regulations and contractual provisions that apply to the 2024 NMTC arrangement. Noncompliance with applicable requirements could result in the 2024 Investor's projected tax benefits not being realized and, therefore, require the Company to indemnify the 2024 Investor for any loss or recapture of the 2024 NMTC related to the financing until such time as the recapture provisions have expired under the applicable statute of limitations. The Company does not anticipate any credit recapture will be required in connection with this financing arrangement.

18. Commitments and Contingencies

Havtech Litigation

On January 24, 2022, one of the Company's former independent sales representative firms, Havtech, LLC (and its affiliate, Havtech Parts Division, LLC, collectively "Plaintiffs"), filed a complaint (the "Complaint") in the Circuit Court for Howard County, Maryland (*Havtech, LLC, et al., v. AAON, Inc., et al.*). The Complaint challenged the Company's termination of its business relationship with Plaintiffs. The Company removed the action to the United States District Court for the District of Maryland (Northern Division) and moved to dismiss the Complaint. Plaintiffs' First Amended Complaint ("First Amended Complaint") was entered by the court on July 28, 2022. The First Amended Complaint asserts that the Company improperly terminated Plaintiffs and seeks damages alleged to be no less than $48.6 million, plus fees and costs. The Company filed its Answer to First Amended Complaint on January 31, 2023.

On September 28, 2023, the parties attended a court ordered settlement conference and agreed to resolve the case for $7.5 million. A settlement agreement was entered into on October 25, 2023 and the case has been dismissed with prejudice. The settlement of $7.5 million has been included in selling, general and administrative expenses on our consolidated statement of income. The final payment was made on October 26, 2023.

Other Matters

The Company is involved from time to time in claims and lawsuits incidental to our business arising from various matters, including alleged violations of contract, product liability, warranty, environmental, regulatory, personal injury, intellectual property, employment, tax and other laws. We closely monitor these claims and legal actions and frequently consult with our legal counsel to determine whether they may, when resolved, have a material adverse effect on our financial position, results of operations or cash flows and we accrue and/or disclose loss contingencies as appropriate. We do not believe these matters will have a material adverse effect on our business, financial position, results of operations or cash flows.

We are occasionally party to short-term, cancellable and occasionally non-cancellable, fixed price contracts with major suppliers for the purchase of raw material and component parts. We expect to receive delivery of raw materials for use in our manufacturing operations. These contracts are not accounted for as derivative instruments because they meet the normal purchase and normal sales exemption. In 2023, the Company executed a five-year purchase commitment for refrigerants. In 2023, the Company made payments of $10.1 million on this contract. Estimated minimum future payments are $11.9 million, $9.1 million, $10.5 million, and $11.2 million for 2024, 2025, 2026, and 2027, respectively. We had no other material contractual purchase obligations as of December 31, 2023.

19. New Accounting Pronouncements

Changes to U.S. GAAP are established by the FASB in the form of accounting standards updates ("ASUs") to the FASB's Accounting Standards Codification. We consider the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial statements and notes thereto.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to SEC's Disclosure Update and Simplification Initiative. The new guidance is intended to update a variety of disclosure requirements. The effective date for each amendment will be the date on with the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective. Early adoption is prohibited. Upon adoption, this ASU is not expected to have a material impact on the Company's financial statements and related disclosures.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280). The new guidance improves reportable segment disclosures primarily through enhanced disclosures about significant segment expenses and by requiring current annual disclosures to be provided in interim periods. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. Upon adoption, this ASU is not expected to have a material impact on the Company's financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740). The new guidance is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this ASU are effective for annual periods beginning after December 15, 2024. Upon adoption, this ASU is not expected to have a material impact on the Company's financial statements and related disclosures.

20. Earnings Per Share

Basic net income per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted net income per share assumes the conversion of all potentially dilutive securities and is calculated by dividing net income by the sum of the weighted average number of shares of common stock outstanding plus all potentially dilutive securities. Dilutive common shares consist primarily of stock options and restricted stock awards.

The following table sets forth the computation of basic and diluted earnings per share:

	2023	2022	2021
Numerator:	*(in thousands, except share and per share data)*		
Net income	$ 177,623	$ 100,376	$ 58,758
Denominator:			
Basic weighted average shares[3]	81,156,114	79,582,480	78,606,298
Effect of dilutive shares related to stock based compensation[1,3]	1,972,380	1,264,175	1,952,547
Effect of dilutive shares related contingent consideration[2,3]	166,796	298,955	34,639
Diluted weighted average shares[3]	83,295,290	81,145,610	80,593,484
Earnings per share:			
Basic[3]	$ 2.19	$ 1.26	$ 0.75
Dilutive[3]	$ 2.13	$ 1.24	$ 0.73
Anti-dilutive shares:			
Shares[3]	314,108	908,221	456,045

[1] Dilutive shares related to stock options, restricted stock, PSUs and Key Employee Awards (Note 14)

[2] Dilutive shares related to contingent shares issued to former owners of BASX (Note 4)

[3] Reflects three-for-two stock split effective August 16, 2023.

21. Related Parties

The following is a summary of transactions and balances with affiliates:

	Years Ended December 31,		
	2023	2022	2021
	(in thousands)		
Sales to affiliates	$ 7,860	$ 5,789	$ 3,752
Payments to affiliates	1,476	1,318	185

	December 31,	
	2023	2022
	(in thousands)	
Due from affiliates	$ 994	$ 432
Due to affiliates	145	—

The nature of our related party transactions is as follows:

- The Company sells units to an entity owned by a member of the CEO/President's immediate family. This entity is also one of the Company's Representatives and as such, the Company makes payments to the entity for third party products.
- The Company purchases some supplies from entities controlled by two of the Company's board members and a member of the Company's executive management team.
- The Company periodically makes part sales and makes payments to a board member related to a consulting agreement.
- The Company periodically rents space partially owned by the CEO/President for various Company meetings.

- The Company purchases flight time for use of an aircraft partially owned by two members of the Company's executive management team.
- From December 10, 2021 through May 31, 2022, the Company leased a manufacturing and office facility in Redmond, Oregon from an entity in which certain members of BASX management had an ownership interest. This facility was purchased 100% by the Company on May 31, 2022.

22. Segments

The Company has determined that it has three reportable segments for financial reporting purposes. Management evaluates the performance of its business segments primarily on gross profit. The Company's chief decision maker ("CODM"), our CEO, allocates resources and assesses the performance of each operating segment using information about the operating segment's net sales and income from operations. The CODM does not evaluate operating segments using asset or liability information.

AAON Oklahoma: AAON Oklahoma engineers, manufactures, and sells, semi-custom, and custom HVAC systems, designs and manufactures controls solutions, and sells retail parts to customers through retail part stores and online. AAON Oklahoma includes the operations of our Tulsa, OK and Parkville, MO manufacturing facilities, two retail locations, and the Norman Asbjornson Innovation Center ("NAIC") research and development laboratory accredited by the Air Movement and Control Association International, Inc. ("AMCA").

With the NAIC, a world-class research and development ("R&D") laboratory in Tulsa, OK, our products are continuously tested under a variety of extreme environmental conditions to ensure they deliver the ultimate performance, efficiency, and value.

Also located in Tulsa, OK, our cutting-edge Customer Exploration Center showcases the engineering, design attributes and premium build quality of our equipment side-by-side the market alternatives.

AAON Coil Products: AAON Coil Products engineers and manufactures a selection of our semi-custom, and custom HVAC systems as well as a variety of heating and cooling coils to be used in HVAC systems, mostly for the benefit of AAON Oklahoma, AAON Coil Products, and BASX. AAON Coil Products consists of operations at our Longview, TX manufacturing facilities.

BASX: BASX engineers, manufactures, and sells an array of custom, high-performance cooling solutions for the rapidly growing hyperscale data center market, ventilation solutions for cleanroom environments in the bio-pharmaceutical, semiconductor, medical and agriculture markets, and highly custom, air handlers and modular solutions for a vast array of markets. BASX consists of operations at our Redmond, OR manufacturing facilities.

The following table summarizes certain financial data related to our segments. Transactions between segments are recorded based on prices negotiated between the segments. The Gross Profit amounts shown below are presented after elimination entries.

	Years Ended December 31,					
	2023		2022		2021	
	(in thousands)					
Net Sales						
AAON Oklahoma						
External sales	$	897,919	$	663,845	$	463,845
Inter-segment sales		4,324		3,251		2,504
AAON Coil Products						
External sales		112,320		107,290		66,589
Inter-segment sales		38,831		30,932		24,250
BASX[1]						
External sales		158,279		117,653		4,083
Inter-segment sales		1,480		79		—
Eliminations		(44,635)		(34,262)		(26,754)
Net sales	$	1,168,518	$	888,788	$	534,517
Gross Profit						
AAON Oklahoma	$	320,067	$	172,983	$	126,868
AAON Coil Products		29,324		33,311		10,075
BASX[1]		49,629		31,278		887
Gross profit	$	399,020	$	237,572	$	137,830

[1] BASX was acquired on December 10, 2021. We have included the results of BASX's operations in our consolidated financial statements beginning December 11, 2021.

	December 31,			
	2023		2022	
	(in thousands)			
Long-lived assets				
AAON Oklahoma	$	248,556	$	213,731
AAON Coil Products		83,169		68,013
BASX		49,996		35,578
Total long-lived assets	$	381,721	$	317,322
Intangible assets and goodwill				
AAON Oklahoma	$	10,282	$	3,229
AAON Coil Products		—		—
BASX		139,663		143,269
Total intangible assets and goodwill	$	149,945	$	146,498

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023.

Based upon the evaluation, our principal executive and principal financial officers have concluded that our disclosure controls and procedures were effective at December 31, 2023 to ensure the information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(b) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In making our assessment of internal control over financial reporting, management has used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the 2013 *Internal Control— Integrated Framework*. Based on our assessment, our management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2023.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by Grant Thornton LLP, our independent registered public accounting firm, as stated in their report which is included in this Item 9A of this report on Form 10-K.

(c) Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting that occurred during the fourth quarter of 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
AAON, Inc.

Opinion on internal control over financial reporting
We have audited the internal control over financial reporting of AAON, Inc. (a Nevada corporation) and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2023, and our report dated February 28, 2024 expressed an unqualified opinion on those financial statements.

Basis for opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting ("Management's Report"). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma
February 28, 2024

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by Items 401, 405, 406 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated by reference to the information contained in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held on May 21, 2024.

Code of Ethics

We adopted a code of ethics that applies to our principal executive officer, principal financial officer, and principal accounting officer or persons performing similar functions, as well as other employees and directors. Our code of ethics can be found on our website at www.aaon.com. We will also provide any person without charge, upon request, a copy of such code of ethics. Requests may be directed to AAON, Inc., 2425 South Yukon Avenue, Tulsa, Oklahoma 74107, attention Rebecca A. Thompson, or by calling (918) 382-6216.

Item 11. Executive Compensation.

The information required by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K is incorporated by reference to the information contained in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held on May 21, 2024.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by Item 403 and Item 201(d) of Regulation S-K is incorporated by reference to the information contained in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held May 21, 2024.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required to be reported pursuant to Item 404 of Regulation S-K and paragraph (a) of Item 407 of Regulation S-K is incorporated by reference in our definitive proxy statement relating to our annual meeting of stockholders scheduled to be held May 21, 2024.

Our Code of Conduct guides the Board of Directors in its actions and deliberations with respect to related party transactions. Under the Code, conflicts of interest, including any involving the directors or any Named Officers, are prohibited except under any guidelines approved by the Board of Directors. Only the Board of Directors may waive a provision of the Code of Conduct for a director or a Named Officer, and only then in compliance with all applicable laws, rules and regulations. We have not entered into any new material related party transactions and have no preexisting material related party transactions in 2023, 2022, or 2021.

Item 14. Principal Accountant Fees and Services.

This information is incorporated by reference in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held May 21, 2024.

PART IV

Item 15.   Exhibits and Financial Statement Schedules.

(a) Financial statements.

(1)   The consolidated financial statements and the report of independent registered public accounting firm are included in Item 8 of this Form 10-K.

(2)   The consolidated financial statements other than those listed at item (a)(1) above have been omitted because they are not required under the related instructions or are not applicable.

(3)   The exhibits listed at item (b) below are filed as part of, or incorporated by reference into, this Form 10-K.

(b) Exhibits:

(3)	(A)	Amended and Restated Articles of Incorporation (ii)
	(B)	Amended and Restated Bylaws (i)
(4.1)		Amended and Restated Loan Agreement (dated November 24, 2021) and related documents (iii)
(4.2)		First Amendment to the Amended and Restated Loan Agreement (dated May 27, 2022) and related documents (viii)
(4.16)		Description of Securities
(10.1)		AAON, Inc. 1992 Stock Option Plan, as amended (v)
(10.2)		AAON, Inc. 2007 Long-Term Incentive Plan, as amended (vi)
(10.3)		AAON, Inc. 2016 Long-Term Incentive Plan (iv)
(21)		List of Subsidiaries
(23)		Consent of Grant Thornton LLP
(31.1)		Certification of CEO
(31.2)		Certification of CFO
(32.1)		Section 1350 Certification – CEO
(32.2)		Section 1350 Certification – CFO
(97.1)		Executive Officer Compensation Recovery Policy
(99.1)		Membership Interest Purchase Agreement - Acquisition of BASX, LLC (dated November 18, 2021) (vii)
(101)	(INS)	Inline XBRL Instance Document
(101)	(SCH)	Inline XBRL Taxonomy Extension Schema
(101)	(CAL)	Inline XBRL Taxonomy Extension Calculation Linkbase
(101)	(DEF)	Inline XBRL Taxonomy Extension Definition Linkbase
(101)	(LAB)	Inline XBRL Taxonomy Extension Label Linkbase
(101)	(PRE)	Inline XBRL Taxonomy Extension Presentation Linkbase
(104)		Cover Page Interactive Data File (embedded within the Inline XBRL Document and included in Exhibit 101)

(i)	Incorporated herein by reference to the exhibits to our Form 8-K dated May 15, 2020.
(ii)	Incorporated herein by reference to exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2014.
(iii)	Incorporated herein by reference to exhibit to our Form 8-K dated November 24, 2021.

(iv)	Incorporated herein by reference to our Form S-8 Registration Statement No. 333-212863 dated August 2, 2016, our Form S-8 Registration Statement No. 333-226512 dated August 2, 2018, and our Form S-8 Registration Statement No. 333-241538 dated August 6, 2020.
(v)	Incorporated herein by reference to exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 1991, and to our Form S-8 Registration Statement No. 333-52824.
(vi)	Incorporated herein by reference to our Form S-8 Registration Statement No. 333-151915, Form S-8 Registration Statement No. 333-207737.
(vii)	Incorporated herein by reference to exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2021.
(viii)	Incorporated herein by reference to the exhibits to our Form 8-K dated May 27, 2022.

SIGNATURES

Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AAON, INC.

Dated: February 28, 2024   By: /s/ Gary D. Fields
                                                                          Gary D. Fields, Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Dated: February 28, 2024	/s/ Gary D. Fields
	Gary D. Fields Chief Executive Officer and Director (principal executive officer)
Dated: February 28, 2024	/s/ Rebecca A. Thompson
	Rebecca A. Thompson Chief Financial Officer (principal financial officer)
Dated: February 28, 2024	/s/ Christopher D. Eason
	Christopher D. Eason Chief Accounting Officer (principal accounting officer)
Dated: February 28, 2024	/s/ Norman H. Asbjornson
	Norman H. Asbjornson Director
Dated: February 28, 2024	/s/ Angela E. Kouplen
	Angela E. Kouplen Director
Dated: February 28, 2024	/s/ Caron A. Lawhorn
	Caron A. Lawhorn Director
Dated: February 28, 2024	/s/ Stephen O. LeClair
	Stephen O. LeClair Director
Dated: February 28, 2024	/s/ A.H. McElroy II
	A.H. McElroy II Director
Dated: February 28, 2024	/s/ David R. Stewart
	David R. Stewart Director
Dated: February 28, 2024	/s/ Bruce Ware
	Bruce Ware Director
Dated: February 28, 2024	/s/ Luke A. Bomer
	Luke A. Bomer Secretary

Exhibit 4.16

DESCRIPTION OF THE REGISTRANT'S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of February 28, 2024, AAON, Inc., a Nevada corporation, ("AAON") has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), our Common Stock.

Description of Common Stock

The following description of our Common Stock is a summary based on and qualified by our Amended and Restated Articles of Incorporation of AAON, Inc. (as further amended to date, the "Articles of Incorporation") and our Bylaws (as amended to date, the "Bylaws").

Authorized Capital Shares

Our authorized capital shares consist of 100,000,000 shares of common stock, $0.004 par value per share ("Common Stock"), and 5,000,000 shares of series preferred stock, $0.001 par value per share ("Preferred Stock"). The outstanding shares of our Common Stock are fully paid and nonassessable.

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Our Common Stock does not have cumulative voting rights.

Dividend Rights

Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends.

Liquidation Rights

Subject to any preferential rights of outstanding shares of Preferred Stock, if any, holders of Common Stock will share ratably in all assets legally available for distribution to our stockholders in the event of dissolution.

Other Rights and Preferences

Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights.

Listing

The Common Stock is traded on The Nasdaq Stock Market LLC under the trading symbol "AAON."

Exhibit 21

LIST OF SUBSIDIARIES OF AAON, INC.

Subsidiary	Jurisdiction of Organization
AAON, Inc.	Oklahoma
AAON Coil Products, Inc.	Texas
BasX, Inc.	Oregon

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated February 28, 2024, with respect to the consolidated financial statements and internal control over financial reporting included in the Annual Report of AAON, Inc. on Form 10-K for the year ended December 31, 2023. We consent to the incorporation by reference of said reports in the Registration Statements of AAON, Inc. on Forms S-8 (File No. 333-151915, File No. 333-207737, File No. 333-212863, File No. 333-226512, and File No. 333-241538).

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma
February 28, 2024

Exhibit 31.1

CERTIFICATION

I, Gary D. Fields, certify that:

1. I have reviewed this Annual Report on Form 10-K of AAON, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including our consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

    d) disclosed in this report any change in the registrant's internal controls over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

    Dated: February 28, 2024

/s/ Gary D. Fields
_____

Gary D. Fields
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Rebecca A. Thompson, certify that:

1. I have reviewed this Annual Report on Form 10-K of AAON, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including our consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

    d) disclosed in this report any change in the registrant's internal controls over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

    Dated: February 28, 2024

                                                            /s/ Rebecca A. Thompson
                                                            _____
                                                            Rebecca A. Thompson
                                                            Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of AAON, Inc. (the "Company"), on Form 10-K for the year ended December 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gary D. Fields, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and our results of operations.

Dated: February 28, 2024

/s/ Gary D. Fields

Gary D. Fields
Chief Executive Officer

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of AAON, Inc. (the "Company"), on Form 10-K for the year ended December 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Rebecca A. Thompson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and our results of operations.

 Dated: February 28, 2024


/s/ Rebecca A. Thompson
_____

Rebecca A. Thompson
Chief Financial Officer


"The Company has never been more well managed than it is currently and we have never been more optimistic of the future than we are today."

—Gary Fields, CEO

AAON Officers and Board

AAON, INC. OFFICERS positions and ages as of March 22, 2024

Gary Fields 64
Chief Executive Officer

Matt Tobolski 40
President and Chief Operating Officer

Rebecca Thompson 45
Vice President, Finance, Chief Financial Officer, and Treasurer

Stephen Wakefield 47
Vice President and Executive Vice President, AAON Oklahoma

Doug Wichman 36
Vice President and President, AAON Coil Products

Dave Benson 66
Vice President and President, BASX

Casey Kidwell 45
Vice President, Administration

Rob Teis 54
Vice President, Business Technology

Xerxes Gazder 59
Chief Information Officer

Chris Eason 42
Chief Accounting Officer

AAON, INC. BOARD OF DIRECTORS positions and ages as of March 22, 2024

Norman H. Asbjornson 88
Founder, Retired, Chief Executive Officer and Executive Chairman
AAON

Gary D. Fields 64
Chief Executive Officer
AAON

Angela E. Kouplen 50
Senior Vice President and Chief Human Resources Officer
ONE GAS, INC.

Caron A. Lawhorn 63
Retired, Senior Vice President and Chief Financial Officer
ONE GAS, INC.

Stephen O. LeClair 55
Chairman and Chief Executive Officer
CORE & MAIN, INC.

A.H. McElroy II 61
President and Chief Executive Officer
MCELROY MANUFACTURING, INC.

David R. Stewart 68
Chief Administrative Officer and Trustee
OKLAHOMA ORDNANCE WORKS AUTHORITY

Bruce Ware 48
Corporate Vice President and Group Head Joint Venture Capital Raising
DAVITA, INC.

TRANSFER AGENT AND REGISTRAR

Issuer Direct
One Glenwood Avenue, Suite 1001
Raleigh, NC 27603

AUDITORS

Grant Thornton LLP
6120 South Yale Avenue, Suite 1400
Tulsa, Oklahoma 74136

GENERAL COUNSEL

Johnson & Jones, P.C.
Two Warren Place
6120 South Yale Avenue, Suite 500
Tulsa, Oklahoma 74136

COMMON STOCK

NASDAQ-AAON

INVESTOR RELATIONS

Joseph Mondillo
Director of Investor Relations
(617)877-6346
joseph.mondillo@AAON.com

EXECUTIVE OFFICES

2425 South Yukon Avenue
Tulsa, Oklahoma 74107

The AAON Team

We are changing the world because of the great people that work here.

GARY ABBE
ANGEL ACEDO
LUIS ACEDO CHUCHON
RAUL ACEDO ZELAYARAN
KEYLA ACEVES
CHRISTOPHER ACKLEY
MIRIAN ACOSTA
MA ACOSTA DE AGUAYO
ALFREDO ACOSTA JIMENEZ
ANDRES ACOSTA LUJAN
ANDRES ACUNA
BRIAN ACUNA
RAQUEL ACUNA SEGURA
DAKOTA ADAMS
DAVID ADAMS
DERRICK ADAMS
GARY ADAMS
JAMILAH ADAMS
PAUL ADAMS
REBECCA ADAMS
RUSTY ADAMS
RYAN ADAMS
WILLIAM ADAMS
JOHN ADAMS
AARON ADKINS
ASLAM AFGHAN
HAZRAT AFGHAN
NIKWALI AFGHAN
NOOR AKBER KHAN AFGHAN
SHABA NOOR AFGHAN
YOLIMAR AGELVIS ARELLANO
AGRIPPA AGRIPPA
MARIE AGUERO
JOSE AGUILAR
YAHIR AGUIRRE
CESAR AGUIRRE
JUAN AGUIRRE-RODRIGUEZ
CAMERON AHERN
AHMAD AHMADI
ZEESHAN AHMED
BERNY AIEN
EMINE AITOMY
ARLEEN AIZAWA
HARRY AIZAWA
HENRY AIZAWA
BROWN AKIN
EMILY AKIN
NATHANAEL AKUMA
NADER AL HASHMI
AUSS AL SULTAN
DANIEL ALAGDON
ALEXIS ALBIN
ALEJANDRA ALEGRIA REYES
MARIA ESTELA ALEJANDREZ
    MATA
MAURICIO ALEMAN SANCHEZ
GREGG ALEMY
JOSHUA ALEXANDER
JOSIAH ALEXANDER
KEAJIAH ALEXANDER

KESHOYN ALEXANDER
ZACHARY ALEXANDER
SHANNON ALFORD
ANISIO ALIWIS
JUSTIN ALLDREDGE
CHARLES ALLEN
DANIEL ALLEN
JOHN-PAUL ALLEN
SCOTTY ALLEN
TYLER ALLEN
CORBAN ALLEN
CHAD ALLRUNNER
ZAHIDULLAH ALMAS
HEATHER ALSTON
JAMES ALSTON
SONIA ALTER ESPINA
STEPHEN ALTSTATT
LINCY ALVARADO
JOSE ALVARADO
NATALIE ALVARADO
YACKSENDEL ALVARADO
    MALDONADO
ADRIAN ALVARADO MONZON
GEORGE ALVAREZ
JEFFRY ALVAREZ
    MALDONADO
DELAJAN AMIRI
MOHAMMAD AMIRI
WAISULLAH AMIRI
SARAH ANDERSEN
JENS ANDERSEN
THOMAS ANDERSON
WANDA ANDERSON
WILLIAM ANDERSON
MICHAEL ANDERSON
JASON ANDERSON
BRENT ANDERSON
PERRY ANDERSON JR
BRANDON ANDREW
RENITA ANDREW
RUSSELL ANDREWS
THOMAS ANGEI
JONATHAN ANGIERI
WESLEY ANSELME
BENJI ANTOLIN
KRIS ANTOSH
MARION ANTWINE
WILLIAM APPELDORN
SAMRA ARAIN
JESUS ARAUJO
LAURA ARAUJO GONZALEZ
NEREIDA ARCILA MORAN
JESUS ARELLANES RAMIREZ
JAVIER ARELLANO
FIDEL ARGUMEDO RANGEL
JORGE ARIZMENDI
BAKHT ARMANI
JOSHUA ARMAS
LUCAS ARMENTOR
DAVID ARMSTRONG

JERI ARMSTRONG
JASON ARNOLD
KIMBERLY ARNONE
CONNER ARP
CLARISSA ARRIAGA
CLAYTON ARRINGTON
GERARDO ARROYO
ROSA ARROYO SANCHEZ
ROGELIO ARTEAGA
REINAURITH ARTEAGA
BRANDON ARTHUR
JULIUS ARTHUR
JERMAN ASBERRY
MARIA ASENCIO
JOHN ASHLEY , JR
DAVID ASHLOCK
TIMOTHY ASIMAKIS
FOSTINO ATAN
PAULA AUKU
CHAN MYAE AUNG
MAY AUNG
THIHA AUNG
VUNG AUNG
CHRISTOPHER AUSBORN
ROBERT AUSMUS
NOLA AVANT
AGUSTIN AVELAR QUINTERO
JACOB AVEN
JOSE AVILA
JOSEPH AVILA
GUSTAVO AVILA GARCIA
ALEXANDER AVILES
ZIN AW
NANG AWN
ROBYN AYDELOTT
THAN THAN AYE
KRISTIN AYLETT
ABDUL AZIZ
SHAHABUDDIN AZIZI
NORA BACKUS
ANTHONY BADGETT
EDGAR BAEZA
JACOB BAIER
ABEL BAKER
BAKHT ALI BAKHTYAR
JUAN BALANDRAN
JOHN BALDWIN
CHANDEL BALLARD
PEDRO BALTAZAR
ERICK BALTAZAR INES
CLAUDIA BANDA
JOVANI BANDERAS
ALEX BARAJAS
BLAKE BARBER
MYLES BARBER
JACOB BARBER
JACKELINE BARBOZA
CHETT BARCELONA
CHETT BARCELONA JR
BRYCE BARKER

DAVID BARKLEY
JUSTIN BARLETT
LEROY BARNABAS
DALLAS BARNES
TERRIE BARNES
JENELLE BARNES
GRACE BARR
ANA BARRAGAN DE ALTENEH
JORDAN BARRE
LITZY BARRERA ROMERO
LOGAN BARRETT
WENDY BARRIOS
MICHELLE BARRON
TERESA BARRON
QURON BARRYER
HANNAH BARTELS
CHRISTOPHER BARTH
FRANCISCO BARTOLO GAONA
SHERRY BATES
OLAJUWAUN BATISTE
PHILIP BATTERSON
JAMES BAUGH
LUIS BAUTISTA
JOSHUA BAWI LING
MIGUEL BAZAN
MICHAEL BEACH
JESSICA BEALL
JASON BEAN
MICHAEL BEARD
CAMERON BEAUDOIN
ELIGIO BECERRA
SHANNON BECK
JOE BECK
LIONEL BECKMAN
BILLY BEDSWORTH
MARK BEHN JR
LILLIAN BELAMY
LEGEN BELCHER
CARLOS BELISARIO
BARBARA BELL
EFTON BELL
JASON BELL
JNAJAHA BELL
LEANNA BELL
ZAKEYIA BELL
RUBEN BELLIDO FERRER
SHAWN BENDELE
JAVES BENITEZ
ELVIA BENITEZ-AVILES
BRYAN BENNETT
DONNA BENNETT
MORGAN BENNETT
FRANCIS BENNETT, JR
JOSEPH BENOIT
SHELLIE BENSON
DAVID BENSON
DANIEL BENSON
JARED BENTON
TYUANNA BENTON
MARC BERBIG

CHRISTIAN BERGER
KRISTOFER BERGGREN
ANDREW BERGLUND
LIDIA BERNAL BECERRA
DAVID BERRY
MICHAEL BERRY
CURTIS BERRY
ELLIOT BERRYHILL
ANTHONY BERTON
NATHANIEL BERTON
ANTHONY BESECKE
SERGIO BESERRA
JAMMIE BETHEL
DANIEL BIGBY
KENNETH BIGHAM JR
ROBERT BIGPOND
JAMES BILBREY
DAVID BILDERBACK
PHILLIP BINFORD
ROBERTT BISHOP
BRADLEY BISHOP
ETHAN BLACKMAN
NICOLI BLACKWOOD
MARVIN BLADES, JR
JACOB BLAIR
CAMDEN BLAKELY
MAXIMILLIAN BLAKEMORE
AUGUSTUS BLAKEMORE
JOSE BLANCO
WILLIAM BLANK
LACRETIA BLANTON
BRIAN BLANTON
DAVID BLEVINS
DEVON BLOOD
DUSTIN BLOOD
JACK BOBADILLA
JAMES BOBBITT
NICHOLAS BOBBITT
CHANCE BODIFORD
DANIEL BOELK
LHING BOI
THANG BOI
WESTON BOISA
DAMIAN BOLDEN
ADELTRUDES BOND
JOSHUAH BONE
JOSHUA BONEY
MICHAEL BONEY
JOSE BONILLA CANIZALEZ
ROGER BORJA BARREIRO
JOSEPH BOSS
CORBIN BOUGH
DARRIN BOUGH
KYLE BOUGIO
AUSTIN BOWERS
DANIEL BOWERS
ALEXANDER BOWKER
EUGENE BOWMAN
ALICE BOYCE
JOHN BOYD

JUSTIN BOYD	JASON BUNNELL	JANIA CARLIN TOVAR	CONNER CHOATE	NING CING
ERIK BOYNTON	BLAKE BURCH	CHRISTOPHER CARMAN	DEVAN CHOATE	NING CING
JOHNNY BOZMAN	NEIL BURCH	TODD CARNER	EDDIE CHOATES	NUAM CING
ROIBY BRACHO QUINONES	BEAU BURGESS	WILLIAM CARNLEY	HEM CHONGLOI	SAN CING
MARC BRADBURY	KEITH BURKES	MARCHELL CARPENTER	KIMBOI CHONGLOI	THANG CING
SHAVESHIA BRADLEY	MARISA BURNES	RACHEL CARR	MANGKHONGAM CHONGLOI	THANG CING
RASHARD BRADLEY	ROBYN BURNETTE	LISA CARRIERO	KAREN CHRISTENSON	VERONICA CING
DANIEL BRADLEY	THOMAS BURRELL	MICHAEL CARRILLO	JAMES CHRISTIAN	ZEN CING
FRANCISCO BRAMBILA	CLIFTON BURRUS	VINCENT CARSON	RICHARD CHRISTIANSEN	THERESA CING KOK
GRIFFIN BRANHAM	ROBERT BURT	BRIDGET CARTER	AWI CIANG	ROMAN CIOLAC
ERIK BRANTNER	SAMUEL BUSH	KENDRIX CARTER	LUN CIANG	MARLA CIONI OHARA
JAIRO BRAVO	WAYNE BUSH	ROBERT CARTER	CING CIIN	DAVID CIRIACO
AMANDO BRAVO ARIAS	ADRIAN BUTLER	RICHARD CARTWRIGHT	CING CIIN	JUSTIN CLAIBORNE
JUAN BRAVO SANCHEZ	BRANDON BUTLER	ISMAEL CARVAJAL	MAU CIIN	AMANDA CLAITOR
KATHLEAN BRELAND	CORTNEY BUTLER	CRISTOBAL CARVAJAL	NING CIIN	LOURDES CLANCE
BENJAMIN BREMER	LASHAWNDA BUTLER	COLORADO	NUAM CIIN	AMY CLARK
PORTER BRENNAN	ROSA BUTLER	BEATRIZ CASIANO	CING CIN	DEBORAH CLARK
AMANDA BRESEE	JOSEPH BUXTON	DANIEL CASTEEL	KAM CIN	GEORGE CLARK
MICHAEL BRESSERS	DAKOTA BYNUM	ALBA CASTILLO	KHAM CIN	JASON CLARK
SETH BRESSLER	JUSTIN BYRD	KAROL CASTRO	LANG CIN	JAMES CLARK
STEVEN BRIGHTWELL	JESSEE CABLE	LATHAN CASTRO	LANGH CIN	CHARLES CLARK
CRAIG BRIGHTWELL	ELSA CABRERA	YAGUARIN CASTRO	PAUL CIN	MOLLY CLARK
MARY ANNE BRIGHTWELL	JANIBAL CABUDOY	FELICIA CASTRO	PUM KHAN CIN	NIKOLAI CLAWSON
BRISA BRISENO	ALEJANDRO CADENA	MARIO CASTRO JR	THANGHAU CIN	BRYANT CLAY HOPKINS
WILLIAM BRITO	MARBELLA CADENA	BRENDAN CATLETT	TUAN CIN	TONYA CLEEK
QUINTON BROADNAX	CLEVELAND CAGE, JR	ESTEPHANY CAVELLO	VUNGH CIN	JUAN CLEMENTE
NICHOLAS BROCKWAY	KOBE CAGLE	GONZALEZ	AIH CING	VALLADARES
DUSTIN BROD	STEVEN CAGLE	MARGARITO CAVELLO	ANGELA MAN CING	WILLIAM CLEVELAND
JUSTIN BRODERICK	ANDREW CAIL	PENALOZA	AWI CING	JASON CLIFTON
THAD BROLLIER	JASON CALDER	JASON CAVIN	CIANG CING	CLIFTON CLINE
ARLUNDA BROOKS	RAYMOND CALDERA	SHAWN CAVIN	CIIN CING	TERRY CLONTZ
KYLEE BROOKS	YOSMAR CALDERA	BRIAN CAVNER	CIIN CING	MARK COBB
WINSTON BROSEKE	HERNANDEZ	JEREMY CAVNESS	CIN CING	OLIVIA COCHRAN
BRANDON BROWN	MARGARITO CALDERON	HECTOR CAZARES	CING CING	JEROMY COCKRELL
CHRISTOPHER BROWN	CASEY CALDWELL	CORNELIO CEJA GRIMALDO	DIM CING	TROY COCKRUM
LONNIE BROWN	SANDRA CALDWELL	FRANCISCO CERVANTES	DIM CING	CORY COFFEY
MICHAEL BROWN	TYLER CALICO	LILIA CERVANTES	DON CING	NATASHA COFFMAN
MITCHELL BROWN	JORGE CALIXTO	SAVANNA CERVANTES	DON CING	KARINA COIRA HIRALDO
NATHANUAL BROWN	CODY CALL	BRYAN CHADWELL	GIN CING	GILBERT COLE
PAIGE BROWN	TYLER CALL	GUADALUPE CHAIREZ GALAN	GLORY CING	MICHAEL COLE
QUINTELLA BROWN	JOHN CALLAHAN	ZO CHAMA	HAU CING	ROBERT COLE
SARAH BROWN	GUY CALLAHAN	RICKY CHAMBLISS	HAU CING	NATHAN COLE
SHELIA BROWN	EDWARD CALLOWAY	THOMAS CHANCE	HAU CING	JACOB COLE
SHENEQUA BROWN	MARIA CAMACHO	ROBERT CHANEY	HUAI CING	DEMARIO COLEMAN
TIMOTHY BROWN	BRANDON CAMERON	KEVIN CHAPMAN	LAM CING	ANDREW COLEMAN
WILEY BROWN	TEVIN CAMERON	PATRICK CHAPMAN	LIAN CING	TYLER COLEMAN
WESLY BROWNING	JEFFREY CAMPBELL	SANDRA CHARLES	LIAN CING	MAXIMILIAN COLLIER
CHRISTOPHER BROWNING	TOMMY CAMPBELL	ALEEX CHATKEHOODLE	LIAN CING	SCOTT COLLINGSWORTH
JOSEPH BROYLES	ZAVEYION CAMPBELL	CHRISTOPHER CHATMAN	LUN CING	CHRISTOPHER COLLINS
JERRILIUS BRUCE	ROBERT CAMPBELL	EDGAR CHAVEZ	LUN CING	CLAYTON COLLINS
ZACHARY BRUMMUND	TATIANA CAMPOS SILVA	GREGORY CHAVEZ	MAN CING	JENNIFER COLLINS
CHRISTOPHER BRYANT	TREVIN CANADY	ERIK CHAVEZ	MAN CING	KEVIN COLLINS
CHRISTOPHER BRYANT	GILDA CANNADY	KARI CHEE	MAN CING	MYRA COLLINS
DERRICK BUCHANAN	EDGAR CANO	ZHENYU CHEN	NANG CING	BERNIE COLMENARES
CODY BUCKHANON	DEALOMONEY CANTRELL-	KEVIN CHESTNUT	NEM CING	AARON COLUMBUS
VAN BUI	JOHNSON	GENA CHIDESTER	NEM CING	DAVID COMER
JAMES BUIE	MARIKIA CAPERS	RANCE CHILDS	NGOIH CING	BOBBY CONDITT
JAMES BUIE	BILLY CARDER	SAW CHIT	NIANG CING	DALE CONKWRIGHT
AUSTIN BULLARD	GUADALUPE CARDONA	SAW HLA CHIT	NIANG CING	DAMON CONN
HAYDEN BULLINGER	ANDRES	CASEY CHOATE	NIANG CING	ALEXANDREA CONNER
BAILEY BUNKERS	DREW CARDOZA	CHRISTOPHER CHOATE	NIANG CING	JUDE CONNOLLY

JENNIFER CONTRERAS
YESENIA CONTRERAS
LUIS CONTRERAS
AMIEL CONTRERAS
MARK COOK
MICHAEL COOK
RAYMOND COOK
STEPHEN COOK, JR
ALAINA COOKS
ALFRED COOKS
MICHAEL COOLIDGE
SCOTT COON
GREGORY COOPER
JAMES COOPER
SONYA COPPA
STACEY CORDELL
CRYSTAL CORDOVA
MARIANA CORDOVA
ROGELIO CORDOVA
JAMES CORNETT
MARIA CORONA
GENOVEVA CORONA DE
    RIVERA
CRYSTAL CORREA GONZALEZ
ABIMAEL CORREA GUZMAN
ENRIQUE CORTES
MICHAEL CORTEZ
REBECCA COSIO
IMMARIA COSIO
CALEB COTTON
FRED COTTON
MEAGAN COTTON
ARMANDINA COVARRUBIAS
    DE GUZMAN
ERIC COX
ADRIAN CRABTREE
JACOB CRABTREE
KATHLEEN CRABTREE
STEPHAN CRABTREE
SHAWN CRAIG
SHELBY CRAIG
CHRISTINA CRAIN
JERRY CRANE
BRADLEY CRAWFORD
RYAN CRAWFORD
ZEUS CRAWFORD
ROBERT CRAWFORD
ALBERT CRAWFORD
THOMAS CRAWFORD
WALTER CRAWLEY
COURTNEY CRAYNE
JACOB CRAYNE
TACARRA CREGGETT
MARCO CRISP
JAKE CRISS
JOSEPH CRIST
ZOEY CRITES
HEATH CRITTENDEN
ACIE CROCKETT
SHERYL CROSS
MATTHEW CROUCH

DARRELL CROW
TERRY CROW
ZACHERY CRUMLEY
JAMES CRUMPTON
ERYK CRUZ-SOSA
MARIA CUELLAR
EDUARDO CUICAS
RYAN CULBERSON
CALVIN CUMMINGS
CHRIS CUMMINGS
ROBERT CUMMINGS
CODY CUMNISKY
JONATHAN CUNNINGHAM
DAISY CUNNINGHAM
LINDSY CUPPS
JAKEVYON CURRY
JUSTIN CURTIS
TYLER CURTIS
BRANDON CURTIS
GABRIAL CUTRER
GUSTAVO CUYAN
KEVIN CYRUS
MARCO DABNEY
ZIRAM DAHKUM
ZAWNG DAI
MATTHEW DAJANI
CING DAL
GIN DAL
GO DAL
JOHN DAL
LIAN DAL
NANG DAL
NENG DAL
BIRESH DALBOT
CODY DALTON
HAU DAM
HENLEY DANG
STEPHEN DANGOTT
DANNY DANIELS
JUSTIN DANIELS
LAQUENTIN DANIELS
TOBIAS DANIELS
KARIE DARCY
RODNEY DARDEN
MICHAELA DARNELL
ISAAC DAS
SCOTT DAVEY
JENIFUR DAVIDSON
AMANDA DAVIDSON-GOLIEN
DAVID DAVILA
JEFFERY DAVIS
BAILEY DAVIS
BESSIE DAVIS
CAMERON DAVIS
DARRYL DAVIS
DIANE DAVIS
JASON DAVIS
JERRY DAVIS
MATTHEW DAVIS
TORI DAVIS
TRAVIS DAVIS

JEROME DAVIS
BILLY DAVIS, JR
RANDALL DAVIS, JR
NIAZ WALI DAWLAT ZOY
MERAJUDIN
    DAWLATZADARASHID
KEVIN DAWSON
JEFFERY DAWSON
JORGE DE LA PAZ
KRISTOPHER DE LA ROSA
EVA DE LA TORRE
YOANA DE LA TORRE
ANDREW DE REGO
JAMES DEATHERAGE
RICHARD DECAMP
STEVEN DECKER
BRENNAN DECLUE
JAY DEEN
DRUE DEHOFF
TUANG DEIH
CING DEIH MANG
RICHARD DELANCY
ISMAEL DELAPAZ
MATIAS DELAPENA, JR
DOREEN DELEO
KATHERINE DELGADO
SETH DELMORE
JUANA DELOBO
HILDA DELUNA
RAQUEL DELUNA
MICAH DELZELL
MATTHEW DEMAREE
SETH DEMAREE
RUSSELL DEMOSS
KYLE DENNIS
HELEN DENNIS
MICHAEL DENNIS
TROY DENNISON
JOSEPH DENTON
JASON DEREAS
JOSHUA DESHAZER
MATTHEW DESHAZER
CALEB DEVENNY
BRANDON DEVEY
AUDENCIA DEVILLA
ROY DEVILLE
SRIJAN DHAKAL
TRAVIS DIAL
JONATHAN DIAZ
JOSE DIAZ
KAROLAYM DIAZ
PEDRO JOSE DIAZ
ALEXANDER DIAZ
ANGEL DIAZ
ADAN DIAZ
KAINOA DICKSON
MOSES DIFFIN
CARRINGTON DIGGS, JR
LARRY DILLON
ABDUL RAHMAN DILSOZ
CIANG DIM

DAW DIM
DON DIM
HAU DIM
MAN DIM
MONICA CING DIM
NIANG DIM
THANG DIM
VUNG DIM
JOHAN DINA
LIAN DING
CONG DINH
LUU DINH
QUANG DINH
TIEN DINH
DOMINIC DIONNE
DANE DIXSON
KAM DO
AUSTIN DODSON
SOL DOMINGUEZ
DOMINGO DOMINGUEZ
    TINOCO
CING DON
CING DON
NGOI DON
ZAM DON
MATTHEW DONAHUE
CIN DONG
MKSING DOPMUL
NANG DOPMUL
NGAILAM DOPMUL
NIANGNUAM DOPMUL
THANGMINLIAN DOPMUL
VUNGLAM DOPMUL
SCOTT DOTSON
TIMOTHY DOWNS
JACOB DOWTY
JORDAN DOZIER
ROGER DRAINE
CATHRYN DUBBS
HAROLD DUBENSKY
LAQUETTA DUBLISKY
ADAM DUBOS
BRANDON DUBUC
DOUGLAS DUBUC
SAMUEL DUELL HARRIS
THERESA DUGAN
KENNETH DULANEY
THANG DUN
CHRISTOPHER DUNCAN
KELSON DUNN
MELISSA DUNN
ADRIAND DURAND
RALPH DURBIN
KYLE DURNING
JOHN DUTKA
MELISSA DUWE
KEVIN DYKSTRA
JACOB DYSON
ROBIN DZIEDZINIEWICZ
ANDREW E TRAW
CHRISTOPHER EASON

CARIN EBERLE
KRYSTLE EDENS
DAVID EDGINGTON
ANDREW EDMONDSON
SAVANNAH EDWARDS
SEBASTIAN EDWARDS
SAW EH
MARDIN EJERCITO
MARCUS ELAM
BRITTANY ELAM
BLAKE ELBERT
SUSIE ELDRIDGE
ANMER ELIAS
ANTOLINA ELIAS
JESUS ELIAS
LIPSINA ELIMO
REIPIN ELIMO
SINTINA ELIMO
SEAN ELLIOTT
JAMES ELLIS
JEANNE ELLIS RAPSON
NOEL ELLSBURY
DANA ELMER
AUSTIN EMBRY
GABRIEAL EMERSON
CHRISTOPHER EMPEY
KHAM EN THANG
TAMMY ENDICOTT
JORY ENGEL
JACOB ENGELKES
TINISHA ENGLISH
RODRIGO ENRIQUEZ URIBE
SANDRA ENTRALGO
DELITA ERIKMWAI
BENJAMIN ERNST
STANLEY ERVIN
STEVEN ERVIN
CARLOS ESCOBAR KANAN
SAHIB ESHAN
JUWANGIU ESIWILI
EDDY ESIWINI
DWIGHT ESKEW
GERARDO ESPINDOLA
    HERNANDEZ
COLBY ESPREE
DELIA ESTRADA
LIZBETH ESTRADA
PATRICIA ESTRADA
BALTASAR ESTRADA
LEONOR ESTRADA
DEISI ESTRADA ALEJO
MARCUS EVANS
TYLER EVANS
JOHN EVANS
JUSTIN EVANS
DEONDRA EVERITT
CHAD EVERS
TRISTIAN EVEY
KURTIS EWING
JESSE EWTON
TROY EZELL

M REEN EZRA
JOSHUA FAGANS
ARACELY FAGLIE
SHAWN FAIRLEY
MUHAMMAD FAIZI
MOHAMMAD FAIZY
BRANDON FAREK
JESSICA FARIA PORTILLO
JAQUAN FARMER
BRANDON FARRELL
EMILY FARRIS
SUSAN FARRIS
KELLY FAULKNER
AMY FEHNEL
JEFFREY FEHR
LAUREN FERGUSON
DIANA FERNANDEZ
GILBERT FERNANDEZ
LUCIA FERNANDEZ
MARCOS FERNANDEZ
WILLIAM FERRELL
GUSTAVO FERRER ARBAIZA
ALFRED FETTERHOFF, JR
DELOMONTA FIELDS
GARY FIELDS
ADRIAN FIELDS
THOMAS FIERROS
CARLINTA FILLAS
ANDREW FINCH
JESSICA FINKBINER
KRYSTAL FISCHER
BRITTNEY FISHER
JEFFREY FISHER
JONATHON FISHER
SAMUEL FISHER
TOBY FISHER
ALYSSA FLESHMAN
JOHN FLETCHER III
TYLER FLINT
PHILIP FLOOD
DELLARIE FLOOD
ARCELIA FLORENTINO
CAROLINA FLORES
EFIGENIA FLORES
GLORIA FLORES
LAURA FLORES
ROLANDO FLORES
ROBERT FLORES
HECTOR FLORES
GLADYS FLORES
ERIK FLORES BANDA
JOEL FLORES ROBLES
MARCUS FLOYD
JAMES FLOYD
CODY FLUHARTY
MARK FLY
ALEX FONSECA
ELIZABETH FOOTT
CARLOS FORD
DEJUAN FORD
REBECCA FORD

TALISHIA FOREMAN
GULLIVER FORRESTER
DEVANTE FORSHEE
CHRISTOPHER FOSTER
FREDERICK FOSTER
JAKE FOSTER
WYEATHA FOSTER
BRODY FOSTER
STEVEN FOWKE
BRANDON FOWLER
JOHN FOWLER
JOSEPH FOWLER
DANIEL FRANCIS
EYLIDD FRANCO
RUBEN FRANCO GOMEZ
PHILLIP FRANK
CAROLYN FRANKLIN
WARREN FRANKLIN
DOUGLAS FRANZ
KYLE FRAZIER
BRANDON FREEL
JOSE FREGOSO
RICK FRENCH
RICKY FRENCH
ANGEL FRIAS
TIMOTHY FRIAS
BRANDON FRICK
BARRY FRIEND
TIMOTHY FRUEHLING
JOHN FRY
BERNARD FULLBRIGHT
JONAH FULLERTON
BRANDON FULLINGTON
LUIS FUMERO
LUIS FUMERO PEREZ
COLLIN FURLON
ANDRE FURMAN
DANIEL FYFFE
LATOYA GAINES
SARA GAITHER
WILLIAM GAITHER-
    DOUBLEHEAD
CECILIO GALAN
DELANO GALBREATH
GREGORY GALUSHA
ASHLEY GALUSHA
GILBERTO GALVAN INO
JAVIER GAMEZ
ALEJANDRO GAMEZ GARZA
SARAH GAMMON
BALERIANO GAONA JR
MARIA GARAY
FRANCISCO GARAY CORONA
ANGEL GARCIA
DAVID GARCIA
ESTEBAN GARCIA
JOE GARCIA
JOSE GARCIA
RICARDO GARCIA
ROSA GARCIA
STEVEN GARCIA

YARITZA GARCIA
JOSE GARCIA
CODY GARCIA
ISIDRO GARCIA ARRIAGA
GRACIELA GARCIA LOPEZ
JUAN GARCIA RAMIREZ
LESLIE GARCIA TAPIA
QUINCY GARDNER
ZAIDA GARIBAY
NORMA GARIBAY VILLENA
MICHAEL GARLAND, JR
JAMES GARNER
KASSONDRA GARNER
EUGENE GARNER
CASON GAROUTTE
MARCUS GARRETT
MICHAEL GATLIN
BETTINA GAUT
BRYAN GAYLOR
FAITH GAYLOR
CORBETT GAYTAN
XERXES GAZDER
CHASTON GEORGE
JAMES GEORGE
KURSTON GERTY
GABRIEL GIACHINO
KEITH GIANELLA
DEWAYNE GIBBS
ROBERT GIBLER
CHARLES GIBSON
SAMANTHA GIBSON
DILLON GIESCHEN
JOSE GIL
KENNETH GILES
WILLIAM GILL
JENNA GLOVER
SUAN GO
VUNGH GO
FRANKLIN GODFREY
LADIAMOND GODLOCK
ROBERT GOFF
ZAFAR GOJAR
JACOB GOLIEN
MARIA GOMEZ
REIQUEL GOMEZ
MARIA GOMEZ MEDINA
DOMINIC GONZALES
SAMUEL GONZALES
SHELBY GONZALES
JOHANNA GONZALES ORTEGA
MARK GONZALEZ
ADRIAN GONZALEZ
IMELDA GONZALEZ
JAMES GONZALEZ
MARISELA GONZALEZ
PILAR GONZALEZ
ROBERTO GONZALEZ
LETICIA GONZALEZ
SONIA GONZALEZ
IRVIN GONZALEZ
ABRUM GONZALEZ ALTER

MARIA GONZALEZ DE
    CAVELLO
MA REFUGIO GONZALEZ
    HERNANDEZ
ISMAEL GONZALEZ LOEZA
VICTOR GONZALEZ PAOLINI
CYNTHIA GONZALEZ
    QUINTERO
GRISELDA GONZALEZ
    RAMIREZ
LIDIA GONZALEZ RIVERA
DANIEL GONZALEZ SANCHEZ
DELFIN GONZALEZ
    VILLAMIZAR
DAMON GOODAY
AARON GOODMAN
MICHAEL GOODSON
LATOYA GORDON
KEVIN GOREE
ASHLEY GRAHAM
JASON GRAHAM
JOSEPH GRAHAM
JESSTON GRAHAM
MARLEITTA GRAMMER
CLOTHERE GRAMMONT
BUENAVENTURA GRANADOS
    RUBIOS
DOUGLAS GRANT
APRIL GRAUGNARD
IRIS GRAVES
DANIEL GRAVON
ERIC GRAY
ARLENE GREEN
GAGE GREEN
JONATHAN GREEN
LARRY GREEN
WILLIAM GREEN, III
CHRISTOPHER GREENE
SHEMITA GREER
KENDRA GRIDER
STARLA GRIFFIN
CINDY GRIFFITH
ADAM GROSS
DANIEL GROSS
WILLIAM GROW
RAY GRUBER
JOHN GRUNDMANN
RACHEL GRUNDMANN
CARLOS GUARDADO
LILLIEANA GUDINO
MARCOS GUERERE
JUAN GUERRA MEDINA
GERARDO GUERRERO
    CASTELLANOS
LUIS GUEVARA
MARIA GUEVARA
RODOLFO GUEVARA
CAROLINA GUILLEN
BRANDON GUINN
VERNICE GUINN
CING GUITE

MIR GULAMZOI
JOHN GULDEN
STEVEN GUNN
ANDREW GUNSCH
CARLOS GUTIERREZ
GUADALUPE GUTIERREZ
    GONZALEZ
SILVIA GUTIERREZ MENDOZA
EUGENE GUY
DIEGO GUZMAN
GEORGINA GUZMAN
LUIS GUZMAN
LUIS ALBERTO GUZMAN LAU
STANLEY HA
SCOTTY HAGLER
LONNIE HAIGLER
NGAM HAK
TIMOTHY HALBERT
JOSEPH HALBERT HELTON
JULIAN HALE
REBECCA HALE
KEITH HALEY
JOSHUA HALFPAP
MUHAMMAD HALIMI
DENNIS HALL
GREGORY HALL
KELLY HALL
ROBERT HALL
STEPHANIE HALL
STEPHEN HALL
GENE HALL
MASON HALL
STEPHANIE HALL BERGMAN
ZACHARY HALSEY
DANIEL HALTERMAN
TOLOVE HAM
FARIDULLAH HAMDERD
AJ HAMELAI
FLORENCE HAMELAI
G SCOTT HAMILTON
THOMAS HAMLIK
PATRICIA HAMLIN
JEFFREY HAMMONS
ANDEREAS HAMO
MARIANO HAMO
CHRISTOPHER HAMON
SHYANNA
    HANDSCHUMACHER
SHYANNA
    HANDSCHUMACHER
JASON HANEY
ANDREW HANG
MUNG HANG
PAUN HANG
THANG HANG
LAL HANGSAWK
LAM HANGSAWK
ROBERT HANSEN
DEBBIE HANSEN
CHRIS HANSHEW
CAITLYN HANSON

TONG HAO
CHIN HAOKIP
HOLKHOSEI HAOKIP
LAM HAOKIP
LHUN HAOKIP
PAO HAOKIP
VAHNEILHING HAOKIP
CHRISTOPHER HARDEE
LAURA HARDEE
DANIEL HARDIN
NATALIE HARDIN
JOHN HARDT
SCOTT HARJO
OKSANA HARKUSHA
JERRY HARRIS
LINSLEY HARRIS
RICHARD HARRIS
SIERRA HARRIS
STACEY HARRIS
STEVEN HARRIS
TERRY HARRIS
DEMETRIOUS HARRISON
N LAST HARRY
BRENTON HARTLEY
LEVI HARTLEY
RUSTY HARTLEY
SARA HARTLEY
JOSHUA HARTMAN
JORDAN HARVEY
DUSTIN HASBROUCK
HEATHER HASKINS
COREY HASSELL
CHAUNCEY HATTEN
ZAM HATZAW
ANNA HAU
CIN HAU
CING HAU
CING HAU
CING HAU
KAM HAU
THANG HAU
THANG HAU
THANG HAU
ZAM HAU
NENG HAU LIAN
MADISON HAVEL
PAUL HAVENS
ADRIUN HAWKINS
DESTINY HAWKINS
BILLY HAWLEY, JR
REGION HAYDEN
CORY HAYES
BRENDON HAYS
CHRISTOPHER HAYS
LUCAS HAYS
NASIM KHAN HAZRAT GUL
BOBBY HEDRICK
THAN HEIN
REX HEISING
DYLAN HELMANDOLLAR
CHASE HELMICK

LUKE HEMPHILL
BOBBY HENDERSON
CHAKIRIS HENDERSON
COLLIN HENDERSON
ERIC HENDERSON
MATTHEW HENDERSON
SUSAN HENDERSON
MELISSA HENLEY
KENNETH HENRY
JOSHUA HENSLEY
KEVIN HENSLEY
SARAH HENSON
KEVEN HER
YER HER
ASCENSION HERNANDEZ
CORCINA HERNANDEZ
JANET HERNANDEZ
JOSE HERNANDEZ
KAILA HERNANDEZ
KARI HERNANDEZ
LUIS HERNANDEZ
MARGARITA HERNANDEZ
MARIA HERNANDEZ
MARIANO HERNANDEZ
VICTORINO HERNANDEZ
MIGUEL HERNANDEZ
CHRISTIAN HERNANDEZ
JUAN HERNANDEZ
STEVEN HERNANDEZ
CESAR HERNANDEZ
   DOMINGUEZ
LUKE HERNDON
BETANIA HERRERA
RICO HERRERA
AXEL HERRERA BAEZ
JAYE HERRMANN
EDWARD HERRMANN
BRIAN HESS
MARK HESTON
NICKY HETHON
CAMERON HETTICK
COLBY HETTICK
HOYET HIBBARD
SAMUEL HIBBARD
MICHAEL HICKMAN
RUFUS HICKS
JOHN HIDALGO
MACEN HIGDON
TYLER HIGGINS
LARRY HIGHFIELD
FARID HILAL
JEFFERY HILBERT
CARLOS HILL
DONALD HILL
JUDITH HILL
RUSSELL HILL
SANTANYA HILL
SONYA HILL
TAMARA HILL
TAMERA HILL
DAVY HILL, JR

JERRY HILLBURN
REGINA HILLSMAN
DANNA HILTON
LAMONT HINES
STACI HINES
TYSON HINTHER
MIN HLA
THANG HMUNG
TUANG HNIN
SIEW HO
JACOB HOBBS
RALPH HOBBS
ANDREW HODGES
TONY HODGES
TAQUISA HODNETT SMITH
ANDREW HOFFMAN
LENA HOGAN
RAMSEY HOGAN
SIAN HOIH
CHRISTOPHER HOLBROOKS
RICKEY HOLCOMB, II
MARCUS HOLLAND
KIMBERLY HOLLAND-NOLEN
HEATHER HOLLENBEAK
GAVEN HOLLEY
OLIVIA HOLLIDAY
KELSEY HOLMES
VICKY HOLMES
LAWRENCE HONEL
ZACHERY HONEL
DILLON HONEYMAN
ANASTASIA HONN
BRYON HOOD
STEPHEN HOOVER
DEREK HOPKINS
ANGELA HORELLOU
TODD HORELLOU
SHELBY HORNBERGER
STANLEY HORTON
NU HOU
TINNER HOU KIP
SANDRA HOUSE
LEVI HOUSEHOLDER
JERRY HOUSEMAN
ALEX HOUSTON
RICHARD HOUSTON
ALLYANN HOWARD
ANTHONY HOWARD
DAVID HOWARD
JAMES HOWARD
LAMARCUS HOWARD
MICHAEL HOWARD
PHYLLIS HOWARD
DARIN HOWELL
DEVONA HOWELL
SIRENA HOWETH
SAW HTOO
CIIN HUAI
CING HUAI
CING HUAI
CING HUAI

CING HUAI
JULIA HUAI
NIAL HUAI
NUAM HUAI
VERONICA HUAI
ZAM HUAI
ZEN HUAI
THANG HUAT
SCOTT HUBER
MICHAEL HUDSON
DAWN HUDSON
BRETT HUEBNER
DANIEL HUERTA
CHRISTOPHER HUFF
DERIAN HUGHES
CAROLYN HUGHEY
JERAD HUMPHREY
LATARCHA HUMPHRIES
KHAN HUNG
CRYSTAL HUNTER
DAMICO HUNTER
JACOB HUNTINGTON
DEKEVIAN HURD
MICHAEL HURD
ABDUL HUSSAINI
RONALD HUTCHCRAFT
JIM HUTCHINSON
DUNG HUYNH
LOC HUYNH
THANH HUYNH
JUBE HWANG
BENJAMIN HYDE
ETHAN IAROSSE
JUAN IBARRA
AUGUSTINA ICHIRO
JESUS IDROGO BLANCO
MARCOS IGLESIAS
NANG ING
TIERRA INHOFE GINEST
BRADLEY IOWANES
MENDINA IOWANES
ANDREA IRISH
OBIE IRON
ALBERT IRONHEART
REGINALD ISAAC, SR
MAZHARUL ISLAM
KERAMUDIN ISLAMUDDIN
ERATH ISLAS
MAIAD ISMAIL
TU JA
KHAI JA KHUP
BELINDA JACKSON
DALTON JACKSON
JACE JACKSON
JEFF JACKSON
JENNIFER JACKSON
JONATHAN JACKSON
KALEB JACKSON
LAMOR JACKSON
MARY JACKSON
TAMMY JACKSON

OBERON JACKSON
NATHAN JACKSON
DARYL JACKSON, JR
BRADLEY JAEGER
CAMERON JAEGER
BAILEY JAGER
MAKAYLA JAGER
EID WALI KHAN JALAL ZAI
ZAR WALI JALAL ZAI
JAN JALALI
JOSE JAMAICA
JOSE JAMAICA CARRENO
RONDRICK JAMES
DELBAR JAN
MUSAFAR JAN
FRANCES JARAMILLO
RICKY JARAMILLO
ESTHER JASUAN
STEPHEN JEFFERS
DENNIS JEFFERSON
BILLY JENKINS
CURTIS JENKINS
DESIREE JENKINS
WADE JENKINS
DAKOTA JENNINGS
TERRIELLE JENNINGS
STEVEN JENSEN
RICHARD JESTER
CODY JEWELL
MIKAYLA JIMBOY
PEDRO JIMENEZ
CARMEN JIMENEZ
FREDERICK JIMMERSON
CHAITANYA JOHAR
JOANN JOHN
ALEXIS JOHNSON
CARDALEOUS JOHNSON
CEDRIC JOHNSON
CHARLES JOHNSON
CHRISTIAN JOHNSON
DINARI JOHNSON
EBONI JOHNSON
JEREMIAH JOHNSON
KEITH JOHNSON
MARJORIE JOHNSON
MISTY JOHNSON
SOPHIA JOHNSON
STEVEN JOHNSON
TRAYSE JOHNSON
TRISTAN JOHNSON
ZACHARY JOHNSON
TEDDY JOHNSON
ROBERT JOHNSON
KENDAL JOHNSON
CALEB JOHNSON
TIFFNEY JOINER
RODNEY JOLLEY
DMARQUESS JONES
BETHANY JONES
CADE JONES
CLARISSA JONES

CONNIE JONES
CRISSANA JONES
CRYSTAL JONES
DANNY JONES
DAVID JONES
DAVID JONES
DAVID JONES
DERRIC JONES
ERIC JONES
ERIC JONES
GARON JONES
KENYATTA JONES
KEVIN JONES
KINESHA JONES
MATTHEW JONES
RAYMON JONES
DAPHNE JONES
JUSTIN JONES
DEBRA JONES-MAXON
DANNY JONES, JR
JESSICA JORDAN
MARY JORDAN
RONALD JORDAN
SEAN JORDAN
BRITNI JORDAN
KACY JORDAN BATES
JACOB JORISHIE
ABIGAIL JOSE
AFINO JOSEPH
JACKY JOSEPH
RELEEN JOSEPH
TJ JOSEPH
ASHLEY JOSEPH
KRYSTAL JOWERS
YOLANDA JUAREZ
MARTIN JUAREZ
MARIA JUAREZ RIVERA
DERMIDIO JUEZ PEREZ
MICHAEL JULIAN
LEANDRO JUMELLES NUNEZ
VANCE JUSTIC-MAYFIELD
CHRISTOPHER JUSTICE
LASHETIA JUSTICE
DAVID KAHURA
ZAM KAI
MUSTAFA KAIHAN
MARISA KAIRIS
GARRETT KAISER
JASON KALE
HAU KAM
LIAN KAM
MANG KAM
NGIN KAM
CLARENCE KAMP
LELAND KANUCH
CIN KAP
DAL KAP
GO KAP
GO KAP
HANG KAP
KAI KAP
KAM KAP
KHEN KAP
LIAN KAP
THANG KAP
THANG KAP
THANG KAP
THONG KAP
SIAN KAP LIAN
JAMIE KAPULE
JASON KAPULE
MOHAMMAD KARIMI
SUZANNE KARNOFSKI
ODINATUS KASMIR
BRIAN KASTL
SAMUEL KASUNI
JEFFREY KAUFMAN
ERYN KAVANAUGH
TRISTAN KAVANAUGH
LIA KAW
TUANG KAWI
NENGLIAN KAWNGTE
DAYLON KEITH
TYLER KELLAR
BELINDA KELLY
ELIZABETH KELLY
LERYS KELLY
KENNETH KELLY, JR
CORY KEMPER
FITI KENCHY
DRAPER KENNEDY
GREGG KENNEDY
JOHNATHON KENNEDY
BROCK KENT
JARED KEPNER
RICHARD KERNAL
JOSIAH KESLER
STEVLAND KEY
KHWAJA KH SHIR AHMAD
ABRAHAM KHAI
DAL KHAI
DAL KHAI
DAVID KHAI
DO KHAI
DO KHAI
EN KHAI
GIN KHAI
GO KHAI
HANG KHAI
HAU KHAI
JOHN KHAI
KAM KHAI
KHAM KHAI
KHAM KHAI
KHAM KHAI
KHUAL KHAI
KHUP KHAI
KIM KHAI
LAANG KHAI
MANG KHAI
NANG KHAI
NGIN KHAI
NGIN KHAI
PAU KHAI
PAU KHAI
PAU KHAI
PAU KHAI
PAU KHAI
PAU KHAI
PAUL KHAI
PETER KHAI
SUAN KHAI
THAN KHAI
THANG KHAI
THANG KHAI
THANG KHAI
THANG KHAI
THANG KHAI
THANG KHAI
THANG KHAI
THANG KHAI
THAWNG KHAI
THIAN KHAI
TUN KHAI
VUNG KHAI
ZAAM KHAI
ZAM KHAI
ZAM KHAI
ZAM KHAI ZOMI
THURA KHAING
SIFATULLAH KHAKSAR
SAKHIDAD KHALIL BEAK
AIK KHAM
DONGH KHAM
EN KHAM
GO KHAM
KAM KHAM
LIAN KHAM
MUNG KHAM
NGUN KHAM
PAU KHAM
KHWAJA KHAN
MINUALLAH KHAN
NASEEB KHAN
SHEENA KHAN
THAWNG KHAN
FAIZULLAH KHAROOTY
THANG KHAT
CING KHAWL
CING KHAWL
CING KHEK
KAM KHEN
LIAN KHEN
CING KHO
NIANG KHOI
CIN KHUAL
DAI KHUAL
HAU KHUAL
KAM KHUAL
KHUP KHUAL
PAU KHUAL
PAU KHUAL
PAU KHUAL
THANG KHUAL
THANG KHUAL
THANG KHUAL
ZAM KHUAL
BANG SIAN KHUAL TAWNG
CIN KHUP
DAI KHUP
KAI KHUP
KAP KHUP
KHAI KHUP
KHAI KHUP
LANG KHUP
LANGH KHUP
LIAN KHUP
MANG KHUP
MANG KHUP
NANG KHUP
NANG KHUP
NANG KHUP
NANG KHUP
NGIN KHUP
PAU KHUP
PAU KHUP
SUAN KHUP
THANG KHUP
THAWNG KHUP
TUNG KHUP
ZEN KHUP
JASON KIDD
RIAN KIDD
CASEY KIDWELL
SIAN KIIM
BIAK KIL
ANDREW KILGORE
MENGKY KILLY
JENNIFER KILMAN
CHIN KIM
CIIN KIM
CIIN KIM
CING KIM
DAI KIM
DIM KIM
DIM KIM
EDWARD KIM
HAU KIM
KAM KIM
KANG KIM
KHAI KIM
MAN KIM
MANG KIM
NANG KIM
NIANG KIM
NICOLAS KIM
NING KIM
PA VAN KIM
SIAN KIM
THANG KIM
THANG KIM
TUAN LIAN KIM
ZAM KIM
ERICA KIMBLE
JOE KINCADE
JESSICA KINDLE
KENOSHA KINDLE
BRANDY KING
CODY KING
ISSAC KING
KORBY KINKADE
NICOLAS KINKADE
ROGER KINKADE JR
BDWAS KINTIN
MANGNEO KIPGEN
CORY KISSLER
MORGAN KIZER
SPENCER KIZER
JENNIFER KLAASSEN
KATHRYN KLEINER
TSOLMON KLEINERT
JOHN KLENE
DANIEL KLINE
STEPHEN KLING
JENNIFER KLINKHAMER
ROBERT KNEBEL
ALICIA KNOPIK
CLYDE KNOX
ARIELLE KNUDSEN
GARY KNUDSEN
LAURA KNUDSEN
COURTNEY KNUDSON
AYECHAN KO
GEORGE KOESTER
BRANDON KOHLMAN
EMANUEL KOLMAN
KINTU KONMAN
BUDDY KONS
MARTIN KOP
JS KOSEMOCHEN
CHUNO KOSI
IVAN KOSOVAN
JAMES KOSS
DAVID KOSTA
RONALD KOZLOWSKI
ROBERT KRAFJACK
JOSHUA KRAMER
NICHOLAS KRAUSE
NEBOJSA KRESOVIC
SHOBHA KRISHNASWAMY
JONATHAN KROBLIN
MARIA KRUCKENBERG
MIKHAIL KRUPENYA
ADAM KUBICKI
RAYMOND KUHN
JAY KUS
SIMPAT KUS
DAVIS KUSS
LIANA KUSS
SCRAM KUSS
CASSY KUYKENDALL
NICHOLAS KUYKENDALL
ALEXANDER KUZNETSOV
AUNG KYI
NGIN LAANG

RONALD LABOUBE	GREGORY LEFFLER	THANG LIAN	QUANNAH LUDLOW	LIAN MAN
MATTHEW LACEY	KANDIS LEFFLER	THANG LIAN	DAKOTA LUELLEN	NEM MAN
BOBBY LACY	MARK LEHMAN	ZAM LIAN	EVELYN LUGO ORTIZ	NIANG MAN
BLAKE LAGERS	LUN LEK	ZEN LIAN	JORGHELYS LUJAN GOMEZ	VUNG MAN
LUIS LAGUNAS	LUN LEK	LAL LIANA	DAWN LUKE	VUNG MAN
GIANG LAI	CLIFFORD LEMAY	SAWM LIANA	CING LUN	TAM MANA
LAIQ LAIQ	LAURIN LEMLEY	SIAN LIEN	CING LUN	MARIA MANCILLA
MARK LAKE	JAVIER LEMUS RUIZ	SO KHO LIEN	CING LUN	DANIEL MANCILLA
KAP LAL	PAUL LEVENTRY	DANIEL LIGON	DIM LUN	ALEJANDRO MANCILLA
THANG LAL	ADUNTE LEWIS	ZACHARY LILLIE	DIM LUN	JUAN MANCILLA
THANG LAL	ALICE LEWIS	GLENDELL LILLY	DIM LUN	CHIN MANG
ZVJEZDANA LALIC	KIM LEWIS	JAKOREAN LILLY	HKIN LUN	CIIN MANG
GIN LAM	NATHAN LEWIS	LAKESHIA LILLY	LIAN LUN	CING MANG
MUNG LAM	SARIAH LEWIS	PING LIN	NGAI LUN	CING MANG
ANGELA LAMBERT	JOSEPH LEWIS	JAMAR LINCOLN	NIANG LUN	DAL MANG
ANNETTE LAMBERT	CYNTHIA LEYVA	WILLIAM LIND	NIANG LUN	DIM MANG
JEFFERY LANDRUM	DAVID LEZAMA	FRANK LINDSEY	NIANG LUN	DO MANG
MYOSHIA LANDRUM	DIM LHING	MISHAELA LINDSEY	NIANG LUN	EN MANG
ROADY LANDTISER	VAH LHING	KEITH LINKER	NIANG LUN	GIN MANG
DEBORAH LANE	AWI LIAN	DREW LINWOOD	NIANG LUN	GIN MANG
GIN LANG	AWI LIAN	BRIAN LITTLE	TUAL LUN	HAU MANG
PUM LANG	CIN LIAN	EDWARD LITTRELL COLEMAN	VUUM LUN	HAU MANG
SUAN LANG	CIN LIAN	SERGEI LITVINOV	THANG LUN	JOHN THANG MANG
THANG LANG	CIN LIAN	ANGELICA LIZARRAGA OLIVAS	LORENZO LUNA	KAI MANG
COREY LANGE	CIN LIAN	EMILLIC LO	ANDRES LUNA	KAM MANG
HAU LANGH	CING LIAN	MATEO LOARCA	IZIK LUNA	KHAM MANG
HAWM LANGH	CING LIAN	DERICK LOGAN	HECTOR LUNA	KHAM MANG
KAMSIAN LANGH	CING LIAN	BENJAMIN LOGSDON	THANG LUONG	KHAN MANG
KAP LANGH	DAI LIAN	NICKOLAS LOGSDON	DAKOTA LUSK	KHUP MANG
THANG LANGH	DONG LIAN	SCOTTY LOGSDON	THI LUU	KIM MANG
THAWNG LANGH	GIN LIAN	COURTNEY LONG	JACOB LUZIER	KIM MANG
KEVIN LANO	GIN LIAN	ALAN LONGWORTH	BOI LY	LAGH MANG
SENG LAO	GIN LIAN	BENNY LONSDALE	SAMUEL LYNCH JR	LIAN MANG
DANIEL LAPRES	GO LIAN	CADE LOOMAN	HAMSAR MABU	LIAN MANG
JULIA LAPSHOVA	HAU LIAN	JASON LOPES	JORDAN MACK	LIAN MANG
AMANDA LARANCE	HUAI LIAN	BENJAMIN LOPEZ	RUSTIN MACKEY	LINUS MANG
VIRGINIA LARRABEE	ISAAC LIAN	JONATHAN LOPEZ	LARRY MADALONE, II	MAN MANG
DAVID LARUE	JOSEPH LIAN	MARGARITO LOPEZ	TAZILLE MADISON	NANG MANG
HUGH LASATER	KAM LIAN	NICELT LOPEZ	DANIEL MADRID	NANG MANG
SENG LASI	KAP LIAN	REBECCA LOPEZ	VERONICA MAGANA	NANG MANG
MARCO LASKEY	KAP LIAN	RUBEN LOPEZ	MARIA MAGDALENA	NGIN MANG
KATHRYN LAUE	KHUAL LIAN	THOMAS LOPEZ	CONTRERAS	NGO MANG
SHAWN LAUSCHER	LAL LIAN	SEBASTIAN LOPEZ	DANIEL MAGDALENO	NIN MANG
JENNIFER LAW	LANG LIAN	TIFFANY LOPEZ	SYDNEY MAGEE	NING MANG
DIM LAWH	LANG LIAN	MARIO LOPEZ	DAVID MAGNATTA	NING MANG
MAN LAWH	NANG LIAN	ISELA LOPEZ HERNANDEZ	MISTY MAGUIRE	NING MANG
JUSTIN LAWRENCE	NANG LIAN	EDUARDO LOPEZ OLIVARES	DENA MAHAN	PAU MANG
STEVE LAWRENCE, JR	NIANG LIAN	JOSE LOPEZ OLIVARES	CORY MAHONEY	PAU MANG
JEFFREY LAWSON	NIANG LIAN	FREDDY LOPEZ ORTEGA	JAYDON MAHR	PAU MANG
STEPHEN LAWSON	NO LIAN	JUAN LOPEZ ZAMUDIO	TAM MAI	PHILLIP MANG
JEREMY LAY	NOK LIAN	HEAVEN LORD	RANDALL MAIN	THANG MANG
ANH LE	NUAM LIAN	CALVIN LOTT	EMAM MALAKZAI	ZAM MANG
LAI LE	PAU LIAN	DIVAILEEN LOVER	ANTHONY MALDONADO	ZAM MANG
RODNEY LEASY	PAU LIAN	JASON LOVETT	CARLOS MALDONADO	ZEN MANG
CATALINO LECLAIRE	PAU LIAN	SIRIA LOZANO GRIMALDI	NAFES MALKYAN	ZEN MANG
PETE LEDBETTER	PAU LIAN	CING LUAN	LARRY MALONE	RONALD MANGUS
TYLER LEDFORD	PAU LIAN	DANIEL LUCAS IV	JAMES MALOY	DEVIN MANION
ALLEN LEE	SIAN LIAN	DANIJELA LUCIC	CHIRSTOPHER MALTOG	LESSIE MANNS
NATHANIEL LEE	THANG LIAN	GRACIJELA LUCIC	JEFFREY MALY	SHANNA MANNS
MATTHEW LEEPER	THANG LIAN	FRANK LUCIO	KHAN ZAMAN MAMOON	ERIKA MANTALBAN
ARIEL LEFF	THANG LIAN	JARROD LUDLOW	CING MAN	JACKELINE MARCANO

JAMILKA MARCANO
APRIL MARGWARTH
PAUL MARGWARTH
ALEXANDRU MARIN-SERGHIE
DARRYL MARKS
ANGEL MARQUEZ ARGUETA
MARIA MARQUEZ DE
   GILBREATH
MARIANA MARQUEZ
   MARQUEZ
FRANCISCO MARRUFO, JR
VICKEY MARS
BILLY MARSH
STACIE MARSH
OB MARSHALL
ANTONIO MARTIN
DARRELL MARTIN
DIANA MARTIN
DORION MARTIN
KERRY MARTIN
MICHAEL MARTIN
MICHAEL MARTIN
NARWIN MARTIN
RICHARD MARTIN
WILLIAM MARTIN
JAMES MARTIN
CARLTON MARTIN
DANIEL MARTINEZ
DAVID MARTINEZ
EDGAR MARTINEZ
OBDULIA MARTINEZ
PAUL MARTINEZ
RICHARD MARTINEZ
JAIR MARTINEZ
JESUS MARTINEZ
ASHTON MARTINEZ
ALBERTO MARTINEZ
CARLOS MARTINEZ
DESIREE MARTINEZ
DAVID MARTINEZ
MARIA MARTINEZ AVILA
ALEJANDRO MARTINEZ
   HAROS
HECTOR MARTINEZ MOLINA
MARIA MARTINS
GUL MASHWANI
ANGELA MASON
BEVERLEY MASON
CHRISTINE MASON
JAMES MASON
SHERIDAN MASON
CRYSTAL MASTERS
MARCELINO MATA
SANDRA MATA
ZAMKHOZANG MATE
TONY MATHIAS
ELVIN MATHIS
NESER MATONWAAL
DAICHI MATSUOKA
DAIGO MATSUOKA
NICOLE MATTESON

ALLIAH MATTHEWS
ALLISON MATTHEWS
DONALD MATTHEWS
KENNETH MATTHEWS
ANDREW MATZKE
RON MAUCH
MAY MAW
DON MAWI
HANAH MAWI
RAM MAWI
VAN MAWI
VUNG MAWI
JOEANN MAXIE
PATRICIA MAXIMO
LEONARD MAXWELL
ANTHONY MAYES
SHANE MAYHUGH
HAYDEN MAYNARD
DEANDRE MCAFEE
RICHARD MCANINCH
TINA MCBEATH
JAMES MCBRIDE
CHASE MCCALL
DYLAN MCCALL
BRENT MCCARTY
CRYSTAL MCCAWLEY
CHRISTOPHER MCCLAIN
CHRISTOPHER MCCLAIN
FRANCIS MCCLAIN
KONNER MCCLAIN
KRISTOPHER MCCLAIN
RYAN MCCLAIN
ROBERT MCCLEARY
DIRK MCCLELLAN
SUMMER MCCLELLAN
KENTAVIOUS MCCOLLINS
WALTER MCCOMBS
MICHAEL MCCONNELL
DEBRA MCCOWAN
WESLEY MCCOWAN, JR
ALLEN MCCREARY
SHELLIE MCCREARY
MICHAEL MCCUIN
DAREY MCCURDY
CLENTON MCDANIEL
ANNE MCDONALD
BRAYDON MCELROY
NICHOLAS MCELROY
CLAYTON MCFALL
DAKODA MCFARLAND
JEFFERY MCGEE
RONNIE MCGEE
RONNIE MCGEE
DARREN MCGINTY
REIS MCGREW
RICHI MCHENRY
JASON MCINTIRE
AIMEE MCINTOSH
GLORIA MCKEE
LAMAR MCLEMORE
MICHAEL MCMILLAN

CLEOPATRA MCNAMARA
ALEIA MCNANEY DEVORE
KEENAN MCPHETRIDGE
JOSIAH MEADE
ANTHONY MEANS
GINA MEANS
SCHUYLER MEANS
ALEX MEDFORD
ALEXZANDER MEDINA
ASHTON MEDINA
DANIELA MEDINA
JULIE MEDINA
SARAH MEDINA
CHRISTINE MEDINA
JOSE MEJIA
SULANDER MELENGNA
JORDAN MELTON
DESTINY MENDEZ
SILVESTRE MENDEZ
   GONZALES
CAMERON MENDOZA
MARVIN MENDOZA
ANGELA MENDOZA
JUSTIN MENNING
JESUS MERCADO
KEVIN MERIDETH
BILLY MERRELL
JOHNNY MERRELL, JR
RYAN MERRITT
HERNAN MESA SAEZ
STEVEN METCALF
JENNIFER METCALFE
CALEB MEYER
BRANDON MEZA
SEBASTIAN MEZZANATTO
ADAM MICHAUD
JOSHUA MIDDLETON
ANDREA MIESNER
GLENN MILAM
ANTONIO MILLER
SHELLY MILLER
CHRISTOPHER MILLER
ELLA MILLIKEN
PHILIP MILLMAKER
ASHLEY MILLS
MARKISHA MILLS
JOSEPH MILLS
TYRELL MIMS
MIN MIN
JERRIC MINOR
ERNESTO MIRAMONTES
ALFREDA MITCHELL
BRYCE MITCHELL
DALLAS MITCHELL
MICHAEL MITCHELL
PORSHA MITCHELL
ROBERT MITCHELL
JOSEPH MITCHELL
JERRY MITCHELL
BRYAN MITCHELL
DYLAN MITTAG

ROBERT MOCK
JAY MODISETTE
BAKHTIAR MOHAMMAD
ALI MOHAMMADI
HAJI MOHAMMAD
   MOHAMMADI
BIASNEY MOJICA CASTANEDA
JOSUE MOJICA TORRES
LUIS MOLINA
TEODORO MOLINA
NAI NYAN MON
JOSEPH MONDILLO
JOSEPH MONFORTE
OFELIA MONREAL
SELENA MONREAL
DINORA MONROY DE DIAZ
DANIA MONSIVAIS NAVARRO
KARINA MONSIVAIS NAVARRO
FIORELA MONTANO
NATALIE MONTANO
BLANCA MONTOYA
JOHNNY MONTOYA
TANNER MONTOYA
MAGDALENA MONTOYA
   TOVAR
KEYLON MOORE
BRANDI MOORE
CLINTON MOORE
CORDELL MOORE
HERBERT MOORE
PHILLIP MOORE
TONY MOORE
ARCHIE MOOYMAN
ANDREA MORALES
ALFONSO MORAN
TONY MOREHEAD
MARCINA MORELAND
LUKE MOREY
ELROY MORGAN
BRIAN MORGAN
RYEAN MORLATT
JUAN MORONTA
GARRETT MORRIS
JOHN MORRIS
LATASHA MORRIS
RODNEY MORRIS
JAMES MORROW
CASSIE MORTON
SYDNEY MORTON
COLTON MOSELEY
ANNETTE MOSELEY
MANX MOSES
BERNARD MOSS
CHRIS MOSS
DESMOND MOSS
TAMMY MOSS
PHILLIP MOSS, JR
MICHAEL MOTA
CLAYTON MOTE
SAW EH MU
KAM MUAN

PASIAN MUAN
THAWNG MUAN
CIIN MUANG
CING MUANG
KAM MUANG
KHUAL MUANG
KHUP MUANG
LING MUANG
MUA MUANG
THANG MUANG
ZAM MUANG
KENNETH MUDGE
NATHAN MUILENBURG
REBECCA MULHOLLAND
ALONZO MUMPHREY
THANG MUN
THANG MUN
CIN MUNG
CIN MUNG
CIN MUNG
DAII MUNG
GINDAL MUNG
HANG MUNG
HAU MUNG
HAU MUNG
HERO MUNG
JACOB MUNG
JAMES MUNG
JAMESKANG MUNG
KAI MUNG
KAM MUNG
KAM MUNG
KAM MUNG
KAP MUNG
KHAI MUNG
KHUAL MUNG
KHUP MUNG
KHUP MUNG
LANG MUNG
LANG MUNG
LIAN MUNG
NANG MUNG
NANG MUNG
NGIN MUNG
PAU MUNG
PAU MUNG
PAU MUNG
PAU MUNG
PAU MUNG
PAU MUNG
PETER MUNG
PUM MUNG
SUAN MUNG
SUAN MUNG
THANG MUNG
THANG MUNG
THANG MUNG
THAWNG MUNG
TUAL MUNG
VUM MUNG
ZO MUNG

JESUS MUNOZ
AARON MUNTZ
JEFFREY MURDOCK
BREANNA MURO
GEORGE MURPHY
AUDIE MURRAY
ERICA MURRAY
MATTHEW MUSGROVE
MA MUSHRUSH
JOHN MUTANDA
PHILLIP MYER
CAROLYN MYERS
JUSTIN MYERS
TRECOL MYERS
YEE MYINT
KUNI MYO
MASOOD NADEEM
JOHN NAIL
MANHNWIN NAING
SAW NAING
CRISTIAN NAJERA OLIVAN
PAU NANG
PAU NANG
PAU NANG
THOMAS NANG
TUN NANG
MYLESS NARRUHN
NOORY NARTIN
JAMES NASH
AUSTIN NATION
THANG NAULAK
ZAM NAULAK
FRANCISCO NAVA
JOSE NAVA
MARIA NAVA
MARIA NAVARRETE
MICHAEL NAVARRETE
DARWIN NAVARRETTE
JARED NAVARRO
STHEFANY NAVARRO
BAWK NAW
KHAUNG NAW
LIAN NAWL
SAID NAZARMOHMAD
BRANDI NEAL
CLAYTON NEAL
MARIA NEI THIEM
NIANG NEL
TREVOR NELSON
JASON NELSON
ERIC NELSON
CING NEM
DIM NEM
DEI NENG
HILLARY NERO
JOSHUA NETTEN
SETH NETTEN
ANDRES NEWMAN
ICSHA NEWSOME
NUAM NGIN
ZAM NGIN

ALVIN NGIRATEBL
EN NGO
NANG NGO
PAU NGO
A VAN NGUYEN
BICH NGUYEN
HUNG NGUYEN
HUU NGUYEN
SAU NGUYEN
TAM NGUYEN
THI NGUYEN
TUONG NGUYEN
VIET NGUYEN
LINDA NGUYEN MORGAN
LE NHU
CING NI
LA JA NI MA
CIN NIANG
CING NIANG
CING NIANG
CING NIANG
CING NIANG
CING NIANG
CING NIANG
CING NIANG
DIM NIANG
DIM NIANG
EN NIANG
ESTHER NIANG
ESTHER NIANG
GIN NIANG
HAU NIANG
KAP NIANG
KHAN NIANG
KHEM NIANG
LAM NIANG
LUN NIANG
NEM NIANG
NGO NIANG
NUAM NIANG
PUM NIANG
TUAL NIANG
VUNG NIANG
VUNG NIANG
VUNG NIANG
ANTHONY NICHOLAS
JACOB NICHOLS
MITCHELL NICHOLS
TAKODA NICHOLS
JUSTIN NICHOLSON
JAMES NICKERSON
ABDULRAUFKHAN NICKMAL
NOUNG NIE
TRAVIS NIEDERHOFER
HALEY NIELSEN
BRANDY NIETO
EMILY NIETO
TARREN NIETO
THANG NING
ZAM NING
ATINIAR NISIUO

CING NO
CING NO
MAN NO
NIANG NO
THAWN NO
JACOB NOE
CHRISTOPHER NOEAR
SAIFULLAH NOORISTANI
MARK NORDSTROM
BRANDON NORDSTROM
WILLIAM NORFLEET
JATAVIAN NORRIS
DAVINA NORRIS
SALYER NORTON
AARON NOTARIANNI
JERRY NOWEL
SAILER NOWELL
TUMAI NPAWT
NGIN NTEM
KIM NU
KIM NU
SEN NU
CIIN NUAM
CING NUAM
CING NUAM
CING NUAM
CING NUAM
CING NUAM
CING NUAM
HAU NUAM
LAWH NUAM
NING NUAM
NING NUAM
THANG NUAM
CING NUAMBOIH
RAHMAT NUMAN
DENISE NUNEZ
EDUARDO NUNEZ MALPICA
NGIN NUNG
MICHAEL OBRIEN
THOMAS ODOM, II
ALEXANDER OFOSU
TYLER OGDEN
UDUIHAYE OGEDENGBE
WYATT OGLE
BRANDON OHARA
BREE OHARO
KAI OJALA
YELITZA OJEDA RAMIREZ
TYESHA OLDEN
ISMAEL OLIVARRIA OLIVAS
ERICK OLIVAS VALERIO
ANTWANETTE OLIVER
DANIEL OLIVER
STEPHEN OLIVER
MELCHOR OLIVERA-ORTEGA
ANTHONY OLIVERAS
JAMES OLSEN
ERIC OLSON
KEITH OLSON
KEVIN OLSON

ALEXIS OLVERA
DIANE OMALLEY MYERS
MAROOF OMAR
DAVID ON TUANG
JAMES ONEILL, JR
PROVINA ONOPWI
PAUL ONYENEHO
SAW OO
TIN OO
WAI OO
AVERY OPPEGARD
ZEYAR ORAHMAN
J DANIEL ORNELAS CARRILLO
RACHEL ORONA
LETICIA OROZCO
BULMARA OROZCO
JOSE OROZCO
ESMERELDA OROZCO
ESTEBAN ORTEGA
  RODRIGUEZ
JOSE ORTIZ
JULIAN ORTIZ
SAUL ORTIZ
PATRICK OSBORNE
JACINTA OSOMAI
LENA OSS
CHRIS OSSIG
VERONICA OSTAPOWICH
WUILLIAN OSTOS
JJ OTIS
ABIGAIL OTT
JENNIFER OVERMEYER
MARCO OVIEDO
KEVIN OWEN
DEKEVIAN OWENS
JOHN OZBUN
GO PAA
MIGUEL PABON
DAVID PACQUETTE
HAKIM PAEE KHAN
AUSTIN PAINTER
LAUREN PALACIOS
GILBERTO PALACIOS
CODY PALMER
TINA PALMER
SIRVINCENT PARAMORE
ROBERT PARANG
LUCAS PARANTO
JORDY PAREDES
HEIDI PARK
BILLY PARKER
GOLDIED PARKER
JAKE PARKER
JAMES PARKER
KEYANNA PARKER
MICHAEL PARKER
ROBERT PARKER
SARAH PARMELEE
BRENDA PARRA
HARRY PARRISH
FRAY PARTIDAS

ANDRES PARTIDAS AGELVIS
ANNEL PARTIDAS PAZ
FASIHULLAH PASHTANA
LESLIE PASZTOR
JASON PATE
THOMAS PATE
CALEB PATERIK
CHRISTOPHER PATERSON
KY PATRICK
AEVA PATRICK
PAUL PATTERSON
JAELYNE PATTON
CARL PATTON
CEDRIC PATTON
CIN PAU
CIN PAU
DAI PAU
DAL PAU
DAL PAU
DAL PAU
DO PAU
EN PAU
KAI PAU
KHEN PAU
LANG PAU
MUNG PAU
MUNG PAU
NANG PAU
NANG PAU
NENG PAU
NENG PAU
PETER PAU
PUM PAU
THANG PAU
THAWNG PAU
TUAL PAU
TUNG PAU
ZAM PAU
ZAM PAU
ZOO PAU
SUAN PAUDOPMUL
LANGH PAUGUITE
TERESA PAUL
CHRISTOPHER PAULI
DEMI PAULUS
RODNEY PAULUS
SAW PAW
DEVEN PAWLOWSKI
JONATHAN PEARCE
DEANA PECK
CORY PEDERSEN
ANTHONY PEDONE
DAMON PELUCHETTE
JUAN PENA
ARTHUR PENNINGTON
BONNER PENNINGTON
SHAMATA PENTECOST
QUNICY PEOPLES
ABEL PERALTA
ROSALINA PERDOMO
  PERDOMO

JOSEPH PERDUE
BLAZE PEREZ
CARLOS PEREZ
DARWIN PEREZ
DIANA PEREZ
JESUS PEREZ
JOE PEREZ
LEYBIS PEREZ
SERGIO PEREZ
TULIO PEREZ
VICTOR PEREZ
MARCO PEREZ
ANDREA PEREZ
PERLA PEREZ ARIAS
CHRISTIAN PEREZ
    GUTIERREZ
LUIS PEREZ MEJIA
PEDRO PEREZ PAEZ
GLENDA MARISOL PEREZ
    ROMERO
FRANCISCO PEREZ SANCHEZ
JOHN PERRY
MILES PERRY
RILEY PERRY
MATTHEW PESCHONG
TAINELYNN PETER
TAIPO PETER
AUSTIN PETERS
ROBERT PETERSON
JEFFREY PETERSON
TIMMY PETERSON
HUNTER PETERSON
BRITANY PETERSON
DANIEL PEURIFOY
HUY PHAM
LINH PHAM
QUOC PHAM
PHUOC PHAN
NAW PHAW
LIANKHAN PHAWNG
SANTINO PHILLIP
NATHANIEL PHILLIPS
TRAVIS PHILLIPS
TROY PHILLIPS
HNIN PWINT PHYU
CIN PI
HAU PI
HAU PI
HELEN PI
MANG PI
MUAN PI
NIANG PI
PETER PI
SB PI
SING PI
THOMAS PI
TUANG PI
MANG PIAN
DAL PIANG
DO PIANG
GIN PIANG

GOH PIANG
KHUP PIANG
KHUP PIANG
LIAN PIANG
SUAN PIANG
THANG PIANG
VAN PIANG
CHRISTOPHER PICKENS
DEVOTRICK PICKRON
WILLIAM PIDGE
HILARIO PIEDRA
ANDREW PIETROMONACO
CIN PII
JOHN PIKE
DAMIAN PINEDA
MIGLANIA PIRONA
    GONZALEZ
HAROLD PITTS, II
CANDY PITTSER
YOANA PLASCENIA
EMILIA PLATA VASQUEZ
AMBER PLOIUM
EVAN PLUMLEE
ELISHA PLUMMER
MICHEAL PLUMMER
RANDALL PLUSH
JASON POBLETE
KEVIN POBUDA
SUSANNE POINDEXTER
BASANT POKHREL
RENU POKHREL
GEORJANNA POKORNEY
ANIK POKUKU
JANICE POLK
AUBREY POLK
AKEEM POLLARD
MILTON POLLOCK
TAYLOR POMAVILLE
BRANDON POMEROY
MARK POOL
KENNETH POORE
RODNEY POPE
JAMES PORTER
CHRISTOPHER PORTER
ELVIA PORTILLO
ASHLEY POWELL
DEMYKLE POWELL
RUDY POWELL
CHARLES POWELL
MICHAEL POYNTER
NATHAN PRADMORE
JOSE PRADO
KENNETH PRENTICE, JR
DANIEL PRESSLER, JR
ANGELICA PRICE
LEON PRICE
MICHAEL PRICE
SHANE PROBST
ERIN PROCHAZKA
STEPHEN PRUITT
CIN PU

KHAI PU
KHAM PU
LIAN PU
MANG PU
MANG PU
MUANG PU
SING PU
TUANG PU
CALEB PUDDEN
ALMA PUGA
JERRY PUGH JR
THANG PUI
ALEJANDRA PULIDO
KAM PUM
JACOB PURINTON
JEFFREY PURKERSON
COREY PURVIS
JOHN QUANG
CANDELARIA QUICK
BRENDA QUINTANILLA
    GARCIA
WASEL QURAISHI
JAMES RABURN
NATHANIEL RABURN
FATIMA RACHU
FLARA RACHU
JOHNATAN RACHU
MARIA RACHU
VINA RACHU
VINCENT RACHU
EVA RAGLAND
RETSIAN RAIN
PATTI RAINS
LANDON RAKE
BRANDON RALPH
DEE RAM
BRIAN RAMBO
SUSAN RAMBO
ALICIA RAMIREZ
EVA RAMIREZ
MARTINELLY RAMIREZ
EDGAR RAMIREZ
ANGEL RAMIREZ
RIGOBERTO RAMIREZ
ENRIQUE RAMIREZ MORALES
PATRICIA RAMIREZ NAVARR
DIEGO RAMIREZ RAMIREZ
MANUELA RAMIREZ
    SOBERANIS
WALTER RAMOS
GERMAN RAMOS ALONSO
FRANCISCO RAMOS-
    RODRIGUEZ
MARCUS RAMSEY
HEIDI RAMZEL
KARLY RANCK
CAMERON RAND
COURTNEY RANDALL
JEFFREY RANDALL
COREY RANDALL
TIMOTHY RANEY

JESSICA RANGEL
MIRIAN RANGEL
JOHNATHAN RASH
SEEDAK RASOOLUDEEN
ROBERT RATLIFF
TOMMY RATLIFF
RYAN RAUSCH
JOHN RAVELLI
PERSON RAYMOND
ANTHONY RAYMOND
CURTIS RAYON
THOMAS READ
JOHN REASOR
FLOR REBOLLAR
DAVID RECCA
ELIZABETH RECORD
IVY RECORD
SHAGLENDA REDDIX
MICHAEL REED
JOHN GREGORY REED-BASK
CLINTON REESE
CHARLES REESE
WENDY REEVES
STEPAN REGUS
ETHAN REICHERT
JOHN REID
RAMIRO REINA
CORY REITER
RENCHENINA RENCHY
MICHAEL RENIGAR
JAKOB RESSLER
ARIN RETAN
TRAVIS REVELL
CLARA REYES
LA REYES
PABLO REYES
JOSELIN REYES
ANA REYES
AGUSTIN REYES, JR
STACIE REYNA SALAS
JOSHUA REYNOLDS
JAVIER REYNOSO
GUSTAVO REYNOSO
JAVIER REYNOSO URIETA
DANIEL RHOADES
EFFIE RHODES
JEFFREY RHODES
RIEROSE RICHARD
JONATHAN RICHARDS
HOBERT RICHARDSON
ANITRA RICHARDSON
GILDA RICHARDSON
ROBERT RICHEY
BRIAN RICKETT, JR
ANYLA RICO
RANDALL RIDENOUR
ANGELA RIDEOUT
COREY RIDER
KASSANDRA RILEY
SARA RILEY
ISAAC RINKE

ALEXANDER RIOS
MARTHA RIOS DE PAZ
DINA RISING
CORY RISINGER
HILLARY RITE
VILMA RIVAS SANCHEZ
DAVID RIVERA
LUIS RIVERA
RAMON RIVERA
SIGFREDO RIVERA
MELISSA RIVERA CRUZ
TERRI ROBBINS
ROMERO ROBERTS
APRIL ROBERTSON
BRANDON ROBERTSON
TRAVASIL ROBERTSON
CHAD ROBINSON
DEARLD ROBINSON
ROSHANDA ROBINSON
CURTIS ROBINSON
EDDIE ROBINSON
BYRON ROBINSON
DAVID ROBINSON, JR
JEREMIAH ROBISON
MATTHEW ROBLES
ABRAHAM ROBLES
CIRILO ROBLES AMBRIZ
ROBERT ROBNETT
BRAD RODRIGUES
ALYSSA RODRIGUEZ
DANIEL RODRIGUEZ
DAVIANA RODRIGUEZ
EULALIO RODRIGUEZ
HECTOR RODRIGUEZ
JESUS RODRIGUEZ
MARIA RODRIGUEZ
MARTINA RODRIGUEZ
NELSON RODRIGUEZ
OSWALDO RODRIGUEZ
RAUL RODRIGUEZ
RICARDO RODRIGUEZ
MARIA RODRIGUEZ
NATHAN RODRIGUEZ
JOSEFINA RODRIGUEZ
PABLO RODRIGUEZ
EMILIANO RODRIGUEZ
BALDOMERO RODRIGUEZ
ESTEPFANI RODRIGUEZ
    LOPEZ
ALESHA ROESCHKE
BRIAN ROGERS
DON ROGERS
DYLAN ROGERS
TONY ROGERS
M SALIM ROHANI
NANG ROI
IVAN ROJAS
JOSE ROJAS
LIDIA ROJAS
NELSON ROJAS
ROSA ROJAS

GABRIEL ROJAS DAVILA	MIGUEL SALDIVAR	ISAAC SCHLENBECKER	ATHENA SHONE	BRANDY SNIDER
WESLEY ROLLINGS	VICTOR SALDIVAR	JACOB SCHMUCKER	RAYMOND SHUNOWSKI, JR	STEPHEN SNIDER
DANIEL ROMERO	JOSE SALDIVAR OROPEZA	DAVID SCHNEIDER	MAW SI	BRANDY SNIDER
PAULINA ROMERO	DAVID SALEGO	CONNOR SCHOENE	CING SIAM	ROGER SNOW
CYNTHIA ROMINE	NAEL SALEM	AUSTIN SCHROEDER	NAA SIAM	JOSHUA SNOW
TONY RONGEY	DIANA SALINAS	STEVEN SCHWAB	ZAM SIAM	KEVIN SOAP
MAKINTA ROOSEVELT	CARSON SALSBURY	DUSTIN SCHWANKE	CIIN SIAN	ANTONIO SOARES
ROYCE ROPER	KENNEDY SALYERS	MARK SCOFIELD	ON SIAN	BADDY SOCHIRO
OSCAR ROSA	IM SAMMY	JERRY SCOTT	PAU SIAN	YENNIS SOLANO
JOSE ROSALES	IOMITA SAMMY	SHAUTE SCOTT	RANA SIDDHARTH	JOSE SOLARES
MAURICIO ROSAS SANCHEZ	MARLEEN SAMMY	THOMAS SCOTT	N NES SIECH	NEMISIA SOLIS
CORTNEY ROSE	ESTHER SAN	KYVEN SCOTT	ANA SIGALA	VERONICA SOLIS
REAGAN ROSELL	JOHNY SANABRIA	JORDAN SCOTT	CINDIA SILLEM	ANGEL SOLIS
STEPHANIE ROSELL	ROBERTO SANABRIA	RONA SEAGO	LONNIE SILVA	KELLY SONGER
ROBERT ROSENCUTTER	ADRIAN SANCHEZ	DAVID SEAMAN	ROBERTO SILVA RUVALCABA	BRADLEY SOOTER
MORNIS ROTENIS	BEATRIZ SANCHEZ	SOVATNITA SEAMAN	MONTIE SILVEY	ORACIO SORIA
FILOMINA ROUND	CRISTAL SANCHEZ	RYAN SECHELSKI	MARK SIMILA	AISON SORYZ
FINIKSIANO ROUND	ISELA SANCHEZ	CATHY SECHRIST	BLAINE SIMMONS	BENDY SOTEN
LANDYMENTA ROUND	JOYCE SANCHEZ	JAVIER SEDANO	TYREC SIMMONS	BENSON SOTEN
MICHELLE ROUSSEAU	MAYRA SANCHEZ	JACOB SEDLAR	WILLIAM SIMMS	MARIELA SOTO DE DIAZ
ERIC ROUTT	ZADY SANCHEZ	JOSEPH SEDLAR	WILLIAM SIMONTON	CLENT SOUTHERLAND, II
CARLOS RUIZ	JERSON SANCHEZ	ALONDRA SEGOVIANO	DWAYNE SIMPSON	CARRIE SOUTHERN
LILIANA RUIZ	ALEXANDER SANCHEZ	HOU SEI	ANTHONY SING	KEVIN SOUVANNASING
MA RUIZ ORTEGA	JEREMY SANCHEZ	THONG SEI	DAL SING	DENNEY SOWDER
TERENCE RUSHING	MAURY SANCHEZ	THONGKU SEI	DAL SING	TERRY SOWEKA
BRIANA RUSSELL	FILIBERTO SANCHEZ	JOHN SEIBERT	DAL SING	JOHN SPAIN III
DERICK RUSSELL	ANDREINA SANCHEZ BOLIVAR	ALEXA SEIDEL	DO SING	KYLE SPANSEL
KARISSA RUSSELL	ANTONIO SANCHEZ-GIRON	MARCUS SEIP	HAU SING	SIERRA SPARKS
RICHARD RUTHERFORD	JACOB SANDERS	JAMIE SELF	PAU SING	DALE SPENCER
MARK RUTTAN	MARCUS SANDOVAL	KAYUN SENG	THANG SING	JAMES SPENCER
LISA RYAN	SHANNON SANDRIDGE	ROI SENG	THAWN SING	COLBY SPENCER
SLAVIC RYCHKO	VASILE SANDUTA	ANNETTE SERNA	BRANDON SINGENES	JAMESON SPIRES
SA SAAN	VIORICA SANDUTA	LENNYN SERRANO	BRYAN SINOR	JOHN SPOONER
TRISA SACK	TRAVES SANDY	HENRY SEYLER	ADRIANA SIPES	CECIL SPRY
MOHAMMAD SARWAR SADAR	CIN SANG	ADAM SHADER	SARAH SIPIA	JORDAN SPURGEON
ABDUL W SADAT	LIAN SANG	JACOB SHAFER	CHRISTOPHER SISSOM	COURTNEY STACEY
ASADULLAH SADIQ	PAU SANG	AMIR HUSSEIN BIN SHAFIE	AUDREY SISSON	BARBARA STAGGERS
LINDSEY SADLER	PAU SANG	AUSTIN SHAHAN	MICHAEL SITTERLY	SEVERINO STAGNOLI
ABDUL SAEEDE	TUAN SANG	RODNEY SHAHAN	LEE SKAGGS	ROBERT STAMPS
ABDUL SAYEED SAEEDE	RAIS SANGEEN	AHMADULLA SHAHISTA	KATELAND SLATER	MARCUS STANDBERRY
KARINA SAENZ ACOSTA	KAYTLYNN SANGER	ROBERT SHANDS	IAN SLATTERY	LAWANA STANE
CESAR SAENZ RODRIGUEZ	LAL SANGI	AUSTIN SHANE	ANDREW SLAVENS	BRENT STANLEY
SHIR SAIL	WILLIAM SANGSTER	INHA SHAPOVALOVA	MALECAI SLOAN-RAMSEY	TERRY STAPLETON
PON SAIM	WENCESLAO SANTIAGO	MATTHEW SHAUB	MARY SMALL	NICHOLAS STAPP
EDSON SAK	JAIMYNA SANTIER	CARA SHAW	ISAIAH SMITH	DEMETRIUS STARLING
MOHAMMAD SAKHIZADA	NADELIN SANTOS	THOMAS SHAW	AIDAN SMITH	JAMES STASZKO
KHALILURAHMAN SALAR	VERONICA SANTOS	TRENT SHAW	ALEC SMITH	LACEY STEADMAN
RAEES SALARZAI	STACY SANTOYO	KHAIR SHEER MOHAMMAD	DAVID SMITH	SPENCER STEFFEY
DANIEL SALAS	WILLIAM SAPP	THOMAS SHELLEY	DAVID SMITH	TREVOR STENCIL
ABELINO SALAZAR	NANG SAR	VASILIY SHEMEREKO	GRAYHAWK SMITH	AREST STEPHEN
DAVID SALAZAR	JANGIZ SARDAR SUBHAN	CHELSIE SHEPHERD	JORDAN SMITH	RACKY STEPHEN
NOAH SALAZAR	JEREMY SASSER	LARRY SHEPHERD	KATHERINE SMITH	MELVIN STEPHENS
JUDITH SALAZAR	LUIS SAUCE	LILLIAN SHEPHERD	KENNETH SMITH	CHARLES STEPHENSON
JOHANNA SALAZAR CEDENO	ALVIN SAURES TIMOTHY	DUSTIN SHERIER	KERRY SMITH	WILLIAM STEPHENSON
MARIANGEL SALAZAR	ELIAS SAVAGE	RAEES SHERIN	RENALDO SMITH	CHRISTOPHER STEVENS
GONZALEZ	ERICK SAWYER	KARZAI SHINWARI	SAVANNAH SMITH	NATHON STEWART
JORGE SALAZAR MARTINEZ	JORENS SAWYER	SHAH WAZIR SHINWARI	TONY SMITH	RICHARD STEWART
JORGE SALAZAR SOARES	BRYAN SCANLON	SHAIHID SHINWARI	BAYLOR SMITH	NICHOLAS STEWART
BRISA SALCEDO	SHANE SCHAMING	ZARMEN SHAH SHINWARI	CLAYTON SMITH	WINSTON STEWART
DAVID SALDIVAR	ARYN SCHAUMANN	ZAMARY SHIRZAD	DAVONNA SMITLEY	RICHARD STEWART
MARIA SALDIVAR	HEAVIN SCHIEBERL	TAYLOR SHISLER	JACINTA SNAL	DAVID STIEWE

CHARLES STINECIPHER	MINH TANG	HAU THANG	TED TIGER	THANG TUANG
BRENT STOCKTON	KEITH TANNER	KAM THANG	KYLE TILLERY	THAWNG TUANG
JOEL STOCKTON	TRENT TAORMINA	KAM THANG	ATSITA TIMOTHY	TUNG TUANG
JACOB STODDARD	ISRAEL TAPIA	KAM THANG	GO TIN	VUNGH TUANG
AUSTIN STOKES	MARTIN TAPIA CARVAJAL	KHAI THANG	ALLEN TIPTON	ZAM TUANG
LARRY STOKES	WHITNEY TAPP	KHAM THANG	THAWNG TLUANG	ZACHARY TUCKER
ALLEN STONE	HAROLD TARALA	KHAM THANG	WILLIAM TOBAR	ANTOINE TUMEY
DYLAN STONE	ABDUL TARIN	KHUP THANG	WENDY TOBAR DE HUEZO	NGIN TUN
ROBERT STONE	NOOR TARIN	KHUP THANG	MATTHEW TOBOLSKI	THANG TUN
TIMOTHY STOUT	NORIANN TARO	KIM THANG	MELISSA TODD	ZAM TUN
JULIAN STRADER	ARSINO TARRY	LAM THANG	TRAVIS TODD	DAL TUNG
MICHAEL STRAPASON	SKYLER TARTSAH	LAMH THANG	HAROLD TOERCK	GO TUNG
STACEY STRATTON	RICK TATE	LANG THANG	DAVID TOLIVER	KAM TUNG
MICHAEL STRAUB	LARRY TATE, JR	LANGH THANG	SIANA TONGOMI	MUNG TUNG
ROBERT STROH	JON TATUM	LIAN THANG	ELIAS TOOKE	SUANG TUNG
CAMERON STULTS	TYRONDA TATUM	MANG THANG	ARIANY TORRES	THANG TUNG
BRYAN STURDIVANT	CING TAWI	MANG THANG	DAVID TORRES	THANG TUNG
GREGORY STUTSMAN	THANG TAWNG	MANG THANG	ILSE TORRES	MICHAEL TUNNELL
NATHAN STWYER	CAMRYN TAYLOR	NGIN THANG	IVAN TORRES	PAUL TURBE
JULIA STWYER	AHTEUHNA TAYLOR	NGO THANG	JESUS TORRES	MICHAEL TURLEY
DAI SUAN	BEVERLY TAYLOR	NGUN THANG	ZAMKHUP TOUTHANG	CHARLES TURNER
HAU SUAN	CALEB TAYLOR	PAU THANG	NICHOLAS TOWNSON	JOHN TURNER
KIM SUAN	ERIC TAYLOR	PAU THANG	BINH TRAN	LADONTE TURNER
NANG SUAN	JESSICA TAYLOR	PAU THANG	CONG TRAN	LARRY TURNER
NGIN SUAN	RANDALL TAYLOR	PAU THANG	THI TRAN	FRANK TURNER
PAU SUAN	REBECCA TAYLOR	PAU THANG	THI TRAN	JENNIFER TUTTLE
THANG SUAN	ROSEANN TAYLOR	PAU THANG	TUONG TRAN	JOSHUA TUTTLE
THANG SUAN	TIMOTHY TAYLOR	PAU THANG	VAN TRAN	SUEMEKA TYESKIE
THANG SUAN	CODY TAYLOR	PIANG THANG	MASON TRASK	JESSICA TYLER
PAUL SUAN MUNG	JACOB TEAGUE	SAN THANG	LUCAS TREIHAFT	PENNY TYLER
ANSER SUDA	NICHOLAS TEAGUE	SUAN THANG	PABLO TREJO	JACOB TZANG
NU SUI	ANDREA TEAKELL	VIAL THANG	RUDY TREJO	JESUS TZUL
DEIH SUKZO BAWMKHAI	KEVIN TEAKELL	ZAM THANG	GENELLE TREJO	CING UAP
DAVID SUM	ROBERT TEIS	ZEN THANG	DIANA TREVINO	LAL UK
GIN SUM	JASON TENDERELLA	LIAN THANG LAM	MARK TRIBBLE	THIANZA UK
HAU SUM	NGIN TENG	GINDEIH THANGHATZAW	ERIK TRIMNELL	VAI UK
KAP SUM	MARY TENNIES	SALEM THAR	DANIEL TRIPP	ZAM UK
MANG SUM	MERCEDES TENNYSON	KHAI THAWN	KEVIN TRUELOVE	PAT UNDERWOOD
NGIN SUM	RAY TENRY	SING THAWN	RICHARD TRULL	PERNELL UNDERWOOD
WA SUM	JONATHAN TERRAZAS	SUAN THAWN	VLADYSLAV TSYMER	ESMERALDA URIETA ESTRADA
PETER SUMMANG	BRYAN TERRAZAS	THANG THAWN	MANG TUAL	DAVID URQUIZA
LADDIE SUMTER, JR	JESSE TERRAZAS	THANG THAWN	NGIN TUAN	YADIRA URQUIZA
ANDREW SUPPAH	JORGE TERRAZAS-MEDINA	NI THAWNG	CIN TUANG	NER UWEI
TIMOTHY SURGEON, II	DEMETRIUS TERRONEZ	NAW THEIN	DAI TUANG	VICTOR VALDEZ
ROY SURGINER	SHANNON TERRY	KO THET	DAL TUANG	KATHY VALENZUELA
SEAN SUROWIAK	TODD THACKER	CHRISTOPHER THIBODEAUX	GIN TUANG	HUGO VALERA JUAREZ
LARRY SUTTON	AUNG THAIK	NAWSAN THIDA	GIN TUANG	CARLA VALERA LINARES
CIN SUUM	AYE AYE THAIK	BRADLEY THOMANN	KAM TUANG	JULIO VALLE
CHRIS SWARR	JOSEPH PAU THANG	DERRICK THOMAS	KAM TUANG	NORMA VALLES
JACK SWEET	CIN THANG	MICHAEL THOMAS	KHAI TUANG	DONG VAN
JOHNATHAN SWEET	CIN THANG	SCOTT THOMAS	KHEN TUANG	MARVIN VAN GUNDY, JR
AMANDA SWIFT	DAI THANG	YOLANDA THOMAS	NENG TUANG	TIMOTHY VANCE
CHAD SWIFT	DAL THANG	KEWAN THOMPSON	PAU TUANG	TRENTON VANDER POL
KINOMIE SYHO	DO THANG	MICHAEL THOMPSON	PAU TUANG	ARTEMIO VARGAS-RUIZ
SWAINER SYNE	DO THANG	REBECCA THOMPSON	PROTUS TUANG	ALEKSANDRA VASILEVA
SAW TA LEL	GEN THANG	SHAUN THOMPSON	PUM TUANG	MARLYN VASQUEZ
MOSES TALAMANTE	GIN THANG	XAVIER THOMPSON	SUAN TUANG	CARLO VASSALLE
JEFF TALLEY	GO THANG	SHAWN THOMPSON	THANG TUANG	ISSAC VAWTER
TYLER TALLMAN	GO THANG	LEBRON THOMPSON	THANG TUANG	SHAWN VAWTER
GEORGE TALUGMAR	HAU THANG	TAYLOR THORNBURG	THANG TUANG	ANTONIO VELASCO
AJMAL TANAI WAL	HAU THANG	MYA THU	THANG TUANG	SHELBY VELASQUEZ

JAMES VELDE
DUSTY VENEGAS
SALOME VERA
EDGAR VERGARA
BETANIA VERGARA
GEORGE VERRETT
STEVEN VICE
CHRISTOPHER VICK
SAMANTHA VICKERS
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KEVIN VILHAUER
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LOUIE VILLA
WIKELMAN VILLALOBOS
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DIM VUNG
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MATTHEW WAGNER
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ROSE WAIBEL
MARK WAKEFIELD
STEPHEN WAKEFIELD
WHITNEY WAKEFIELD

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CODY WALDEN
SARAH WALDEN
DIANA WALKER
GRIFFIN WALKER
JOSHUA WALKER
RODERICK WALKER
VICKIE WALKER
BRANDON WALKUP, JR
AMILCAR WALLACE
BRITTNEY WALLACE
DAZE WALLACE
LAVON WALLACE
MICHAEL WALLACE
MARK WALLANDER
BRENDEN WALLINGER
JUSTIN WALLIS
STEVIE WALLS
TIM WALSH
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HALEY WALSTON
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DAVID WASSON
JERRY WATERS
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TOMORROW WATKINS
BOONE WATSON
DAVION WATSON
DUSTIN WATSON
CALEB WATTEAU
MANUEL WATTS
MOHAMMAD WAZIRI
SAYED WAZIRI
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SEAN WELSH
ANDREW WESTBROOK
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HALEY WHISENANT
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ORION WILLIAMS
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KEVIN WILLIS JR
DOUGLAS WILLMSCHEN
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AUTUMN WILSON

BRANDY WILSON
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PHIA XIONG
TOU XIONG
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JOSHUA YAGER
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LISA YOC-CHAVEZ
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CODY YOUNG
COLBY YOUNG

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CING ZAM
CING ZAM
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ELIAS ZAMBRANO
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Tulsa

2425 S Yukon Avenue
Tulsa, Oklahoma 74107
918.583.2266

Kansas City

8500 NW River Park Drive,
Suite 108A
Parkville, Missouri 64152
816.505.1100

Redmond

3500 SW 21st Place
Redmond, Oregon 97756
541.647.6650

Longview

203 Gum Springs Road
Longview, Texas 75602
903.236.4403

Pushing boundaries since 1988.

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